can one word define a company?

yes!

WESTERN UNION | yes!

2008 Annual Report

Dear
Fellow
Shareholders,

I am proud to report that in 2008 Western Union grew market share and delivered record levels of revenue and cash flow. Revenue was $5.3 billion; we generated $1.25 billion in cash flow from operations and handled $67 billion in cross-border consumer-to-consumer (C2C) remittances. We also delivered an operating income margin of 26% for the year. In 2008, our share of the global cross-border remittance market increased to 17%[1]. Clearly, we made good progress in our core business and there is a long runway of opportunity ahead.

While neither our company nor our customers are immune to the global economic recession, we have confidence in our strategy and the value proposition we offer the marketplace over the long term. Our plan is to focus on what we can control and influence. We have a brand that is recognized around the world. We have a business that generates significant cash flow. We have created a business model that consistently delivers strong margins. We have built a distribution channel that is second to none and our global team is focused on a short list of priorities to drive growth.

We provide vital services to consumers in more than 200 countries and territories. Our services not only make a tremendous difference in the individual lives of our customers, but the sheer volume of remittances sent through Western Union helps drive many national economies.

PAVING THE WAY FOR LONG-TERM GROWTH

We also have the advantage of a globally recognized brand and unmatched worldwide distribution. We handle money transfers in more than 15,000 send and receive corridors with no single country outside the U.S. contributing more than 7% of our revenue. Our systems allow us to monitor these corridors and remittance flows daily. This management tool provides us the ability to observe patterns and enables us to identify and address opportunities quickly and responsively. All of which, we believe, places us in a solid position to manage our business through this turbulent environment.

Number of Agent Locations


151,000
182,000
219,000
270,000
300,000
335,000
375,000
02 03 04 05 06 07 08

Our brand is a key differentiator and an area of focus for us and we plan to continue investing in our brand even in these tough times. Our brand represents speed, trust and reliability to our consumers worldwide. We have launched a comprehensive new global brand initiative that embodies an ambitious and forward-looking vision for the company—our recently launched *yes!* campaign. *yes!* is a champion of optimism for our customers, our company, our agents and our employees and embodies our commitment to help people who are on the move, pursuing their dreams. At a time when there is so much pessimism in the world, we believe the Western Union message will serve as a source of positive energy in the marketplace, which should ultimately translate into mind share and market share for the company.

Also on the brand front, we will continue to invest in our customer loyalty programs. We have extensive customer relationship programs including our Gold Card program which now covers 11 million customers, an increase of 16% over 2007. We will increase our technology spend this year to further develop tools that allow us to perform deeper analytics on our customers. Our loyalty programs and customer analytics improve retention, increase transaction frequency and assist in acquiring new customers.

During the year, we continued to expand our global network, which now exceeds 375,000 agent locations. This distribution channel coupled with westernunion.com service provides consumers with the convenience to move their money quickly, conveniently and reliably. Agent location expansion is essential to driving revenue growth. In India we have grown the network by 3½ times since 2003 to more than 50,000 agent locations driving revenue growth of more than 6 times. Our goal is to continue to penetrate the market and attract new consumers.

We celebrated a milestone when we officially re-entered South Africa with our agent ABSA. South Africa has evolved into an important receive and send market serving as a hub for a larger

Pan African money transfer opportunity, and I am very excited about the potential in South Africa. We also had several competitive takeaways during the year, including Bank Pekao with 900 locations in Poland, The Vietnam Post which has nearly 3,000 locations, and Bank Danamon a leading Indonesian Bank. The decisions by these new agents to work with Western Union are a clear demonstration of the value and service proposition we offer. Importantly, we also re-signed a notable number of existing agents including the Banco do Brazil, the State Bank of India, Ahold, two of our largest U.S. check cashers PLS Check Cashers and Multi-State Financial Services, and A&P, among others.

We understand the importance of continuing to deliver strong operating margins. We took significant steps in 2008 to ensure that we have a cost structure that will allow for operating leverage as revenue reaccelerates. We completed a global organizational realignment of our C2C business that streamlines our operations into two regional structures down from three. By streamlining our management structure, consolidating sales forces and reducing operating costs, we are closer to the market and able to operate in a more profitable and more nimble manner.

Western Union Estimated Share of Cross-Border Remittance Market[1]


14.0%
15.5%
16.7%
06
07
08

Additionally, we improved our cost structure by relocating, outsourcing and/or consolidating certain operations. The expansion of our Global Service Centers in Costa Rica and the Philippines has helped create efficiencies in the business by consolidating the back office services.

These important steps, together with our focus on lowering the cost of distribution, are designed to make our model even more scalable.

MARKETPLACE DYNAMICS: RESILIENCE OF REMITTANCES

Global migration patterns and remittance flows are drivers of our long-term growth. According to the Migration and Development Brief published by the World Bank in November 2008, remittances have historically been resilient to downturns, as they are sent by the cumulated flows of migrants from previous years, not only by new migrants. Though remittance flows are projected to decline in 2009, the World Bank expects remittances to developing countries to grow up to 6% in 2010.

These dynamics are important to our consumer-to-consumer business. There are an estimated 200 million cross-border migrants and we estimate that there are even more people who have migrated within a country.[2] We believe this mobile workforce will continue seeking employment opportunities throughout the world. This population will not only need to transfer cash home, but they will ultimately need other services. Western Union is very well positioned to service the existing and expanding needs of our consumers.

Our mobile money transfer initiative, an emerging and longer-term market opportunity that enables customers to send cross-border remittances directly from their mobile phones or to other mobile phones, continues to make progress. Western Union most recently formed an alliance with Vodafone, the world's leading international mobile communications group. This partnership adds to the relationships we already have with Orascom Telecom, Globe Telecom, Smart Communications and the GSM Association. We believe we are well positioned to succeed over the next three to five years as consumer acceptance of mobile money transfers emerges and the technology standardizes.

SHARPENED FOCUS

Across the business, we are sharpening our focus and directing investments to meet market share opportunities. Our ability to gain an estimated 120 basis points of market share in the cross-border remittance market in 2008[1] was a demonstration of our global team of approximately 5,900 employees executing on our four key strategies—strategies that will continue to drive our business forward:

- Accelerate profitable growth in the global cash money transfer business
- Expand and globalize the consumer-to-business payments business
- Innovate new products and services for our target customers
- Improve profitability by leveraging scale, reducing costs and effectively using capital

THE STRONG GET STRONGER

We also see an exciting opportunity emerging for our business with the upcoming implementation of the Payment Services Directive (PSD) in the European Union in late 2009. This regulatory change will make it possible for us to operate in 27 countries under a single license and will allow us to expand money transfer services to other classes of trade in certain countries.

Another meaningful contributor to our future growth is the broader Asia Pacific region, which encompasses not only China and the Philippines but countries where we have been expanding our presence, including Thailand, Vietnam, Malaysia and Indonesia—the world's fourth most populous country. The opportunity here is tremendous. Today our Asia Pacific region makes up only 7% of Western Union revenue, yet according to the World Bank 2008 Migration and Remittances fact book this market currently represents 19% of the world's cross-border remittance market.

In The Americas region we are implementing a new "go-to-market" strategy. Specifically, we have combined our U.S. and Latin American organizations, including the Western Union®, Vigo℠ and Orlandi Valuta® sales forces. We reported progress with our ScotiaBank "account-to-cash" program in Canada and expect further advances in the banking category during 2009.

Within the C2B segment, Pago Fácil continued to perform well in Argentina with 2008 revenue growth above 30%. However, nearly 90% of our C2B revenue is generated in the U.S., and the ongoing impact of the recession on the American consumer, is pressuring the segment. This makes our focus on international expansion and product diversification, including acquisitions, all the more important. In an effort to diversify, we have introduced our own bill payment service in Peru and Panama and are also working on obtaining a license to offer this service in Brazil.

We also will be evaluating strategic acquisitions complementary to our core business and are optimistic about the evolving landscape. We believe we can participate in consolidation with the goal of strengthening money transfer, diversifying further into payments, and adding value through technology.

Total Western Union Revenue


27%
46%
5%
2%
20%

2002


44%
34%
7%
14%
1%

2008


EMEASA
AMERICAS
C2B
APAC
Other

During 2009, we will increase our investment in technology and systems. We have a roadmap designed to evolve our systems so we can move traditional and new services from virtually anywhere in the world, in not only a compliant manner, but with exceptional speed.

OUTLOOK: POISED FOR GROWTH

We are entering a year where the strong will get stronger. Western Union has a proven business model with significant financial strength. We expect to generate cash flow from operations in excess of $1.1 billion in 2009, we enjoy an "A-" credit rating, and we had $1.3 billion of cash on our balance sheet at year end. We are a leader in a large and growing market, we have an unmatched and growing distribution network, we enjoy a brand recognized the world over, and we have the financial resources and liquidity to invest during these challenging times.

We view this year as a time to make smart choices by deploying our capital for continued share gains in the money transfer market and other global opportunities.

(1) Competing in Money Transfers: A Market Overview, Aite, March 2007.

(2) World Migration 2008: Managing Labour Mobility in the Evolving Global Economy, International Organization for migration and company estimates based on available data.



Christina Gold
President, Chief Executive Officer and Director
The Western Union Company

Our Business

Western Union has operations in three segments; C2C represents 85% of revenue, C2B is 14% and Other: 1%.

C2C
We offer our customers a variety of money transfer services at any of our over 375,000 agent locations. In many countries, money can be sent via the telephone or over the Internet at westernunion.com. In select locations, customers can also send funds directly to or from a bank account.

C2B or Payments
Customers in the U.S. and select locations in Canada, Argentina, Panama, Peru and other countries can send their bill payments how they want, when they want. Western Union also offers services for businesses that need to make payments to customers around the world.

Other
Western Union provides a variety of prepaid services at participating agent locations or on the Internet for customers who prefer pay-as-you-go wireless or home phone service, Internet access, or debit card services. Western Union is also a trusted source for money orders.

Management Team

Christina A. Gold
President, Chief Executive Officer and Director

Liz Alicea-Velez
Executive Vice President, Latin America/Caribbean

Guy A. Battista
Executive Vice President and President of Western Union Financial Services, Inc.

Ranjana B. Clark
Executive Vice President, Global Payments and Global Strategy

Hikmet Ersek
Executive Vice President and Managing Director, Europe, Middle East, Africa, Asia, Pacific

Gail Galuppo
Executive Vice President and Chief Marketing Officer

Robin Heller
Executive Vice President, Operations and IT

Anne M. McCarthy
Executive Vice President of Communications and Corporate Affairs

Scott T. Scheirman
Executive Vice President and Chief Financial Officer

David Schlapbach
Executive Vice President, General Counsel and Secretary

Stewart A. Stockdale
Executive Vice President and President, The Americas

Grover Wray
Executive Vice President of Human Resources

Board of Directors

Jack M. Greenberg
Non-Executive Chairman of our Board of Directors, Former Chairman and CEO, McDonald's Corporation

Dinyar S. Devitre
Director, Chair of the Audit Committee, Special Advisor to General Atlantic LLC

Christina A. Gold
President, Chief Executive Officer and Director, The Western Union Company

Betsy D. Holden
Director, Member of the Corporate Governance Committee and the Compensation and Benefits Committee, Senior Advisor to McKinsey & Company

Alan J. Lacy
Director, Chair of the Corporate Governance Committee and Member of the Audit Committee, Senior Advisor to Oak Hill Capital Partners

Linda Fayne Levinson
Director, Chair of the Compensation and Benefits Committee and Member of the Audit Committee, Advisor to Professionally Funded, Privately Held Ventures

Roberto G. Mendoza
Director, Member of the Audit Committee and the Compensation and Benefits Committee, Former Chairman of Trinsum Group

Mike Miles
Director, Member of the Corporate Governance Committee, President and COO, Staples Inc.

Dennis Stevenson
Director, Member of the Corporate Governance Committee and the Compensation and Benefits Committee, Former Chairman of HBOS plc

Financial Highlights

In 2008, Western Union delivered record levels of revenue and cash flow.

Revenue Growth (in billions)
Compounded Annual Growth Rate 12%



$5.3
$2.7
02 03 04 05 06 07 08

Cash Flow From Operating Activities (in billions)
Compounded Annual Growth Rate 14%



$1.3
$0.6
02 03 04 05 06 07 08

Table of Contents

Forward-Looking Statements

This Annual Report and materials we have filed or will file with the Securities and Exchange Commission (the "SEC") (as well as information included in our other written or oral statements) contain or will contain certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by, our forward-looking statements. Words such as "expects," "intends," "anticipates," "believes," "estimates," "guides," "provides guidance," "provides outlook" and other similar expressions or future or conditional verbs such as "will," "should," "would" and "could" are intended to identify such forward-looking statements. You should not rely solely on the forward-looking statements and should consider all uncertainties and risks as described under "Risk Factors" in our Annual Report on Form 10-K, filed with the SEC on February 19, 2009. The statements are only as of the date they are made, and we undertake no obligation to update any forward-looking statement.

Possible events or factors that could cause results or performance to differ materially from those expressed in our forward-looking statements include the following:

- changes in general economic conditions and economic conditions in the geographic regions and industries in which we operate;
- adverse movements and volatility in capital markets and other events which affect our liquidity, the liquidity of our agents, or the value of, or our ability to recover our investments;
- changes in immigration laws, patterns and other factors related to migrants;
- technological changes, particularly with respect to e-commerce;
- the failure by us, our agents or subagents to comply with our business and technology standards and contract requirements or applicable laws and regulations, especially laws designed to prevent money laundering and terrorist financing;
- our ability to attract and retain qualified key employees and to manage our workforce successfully;
- changes in foreign exchange rates, including the impact of the regulation of foreign exchange spreads on money transfers;
- political conditions and related actions in the United States and abroad which may adversely affect our businesses and economic conditions as a whole;
- failure to maintain sufficient amounts or types of regulatory capital to meet the changing requirements of our various regulators worldwide;
- significantly slower growth or declines in the money transfer market and other markets in which we operate;
- failure to implement agent contracts according to schedule;
- our ability to maintain our agent network and biller relationships under terms consistent with or more advantageous to us than those currently in place;
- interruptions of United States government relations with countries in which we have or are implementing material agent contracts;
- deterioration in consumers' and clients' confidence in our business, or in money transfer providers generally;
- failure to manage credit and fraud risks presented by our agents and consumers or non performance of our financial services providers and insurance carriers;
- adverse rating actions by credit rating agencies;
- liabilities and unanticipated developments resulting from litigation and regulatory investigations and similar matters, including costs, expenses, settlements and judgments;
- changes in United States or foreign laws, rules and regulations including the Internal Revenue Code, and governmental or judicial interpretations thereof;

- our ability to favorably resolve tax matters with the Internal Revenue Service and other tax jurisdictions;
- changes in industry standards affecting our business;
- changes in accounting standards, rules and interpretations;
- failure to compete effectively in the money transfer industry with respect to global and niche or corridor money transfer providers, banks and other nonbank money transfer services providers, including telecommunications providers, card associations and card-based payment providers;
- our ability to grow our core businesses;
- our ability to develop and introduce new products, services and enhancements, and gain market acceptance of such products;
- our ability to protect our brands and our other intellectual property rights;
- our ability to manage the potential both for patent protection and patent liability in the context of a rapidly developing legal framework for intellectual property protection;
- any material breach of security of or interruptions in any of our systems;
- mergers, acquisitions and integration of acquired businesses and technologies into our company and the realization of anticipated synergies from these acquisitions;
- adverse consequences from our spin-off from First Data Corporation, including resolution of certain ongoing matters;
- decisions to downsize, sell or close units, or to transition operating activities from one location to another or to third parties, particularly transitions from the United States to other countries;
- decisions to change our business mix;
- cessation of various services provided to us by third-party vendors;
- catastrophic events; and
- management's ability to identify and manage these and other risks.

Selected Financial Data

The financial information in this Annual Report is presented on a consolidated basis and includes the accounts of The Western Union Company ("Western Union" or the "Company") and its majority-owned subsidiaries. The financial information for the periods presented prior to the spin-off by First Data Corporation ("First Data") of its money transfer and consumer payments businesses on September 29, 2006 through a distribution of 100% of the common stock of the Company to the holders of record of First Data's common stock (the "Distribution") is presented on a combined basis and represents those entities that were ultimately transferred the Company as part of the spin-off. The assets and liabilities presented have been reflected on a historical basis, as prior to the Distribution such assets and liabilities presented were 100% owned by First Data. However, the financial statements for the periods presented prior to the Distribution do not include all of the actual expenses that would have been incurred had Western Union been a stand-alone entity during the periods presented and do not reflect Western Union's combined results of operations, financial position and cash flows had Western Union been a stand-alone company during the periods presented.

Our selected historical financial data are not necessarily indicative of our future financial position, future results of operations or future cash flows.

You should read the information set forth below in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our historical consolidated financial statements and the notes to those statements included elsewhere in this Annual Report.

Year ended December 31,	2008	2007	2006	2005	2004
(in millions, except per share data)					
STATEMENTS OF INCOME DATA:					
Revenues	$5,282.0	$4,900.2	$4,470.2	$3,987.9	$3,547.6
Operating expenses[a][b]	3,927.0	3,578.2	3,158.8	2,718.7	2,435.5
Operating income[a][b]	1,355.0	1,322.0	1,311.4	1,269.2	1,112.1
Interest income[c]	45.2	79.4	40.1	7.6	1.8
Interest expense[d]	(171.2)	(189.0)	(53.4)	(1.7)	(1.7)
Other income/(expense), net, excluding interest income and interest expense[e]	9.7	10.0	37.0	69.0	(13.6)
Income before income taxes[a][b][c][d][e]	1,238.7	1,222.4	1,335.1	1,344.1	1,098.6
Net income[a][b][c][d][e]	919.0	857.3	914.0	927.4	751.6
Depreciation and amortization	144.0	123.9	103.5	79.5	79.2
CASH FLOW DATA:					
Net cash provided by operating activities	1,253.9	1,103.5	1,108.9	1,002.8	930.2
Capital expenditures[f]	(153.7)	(192.1)	(202.3)	(65.0)	(49.5)
Shares repurchased[g]	(1,314.5)	(726.8)	(19.9)	–	–
Dividends to First Data	–	–	2,953.9	417.2	659.8
EARNINGS PER SHARE DATA:					
Basic[a][b][c][d][e][h]	$ 1.26	$ 1.13	$ 1.20	$ 1.21	$ 0.98
Diluted[a][b][c][d][e][h]	$ 1.24	$ 1.11	$ 1.19	$ 1.21	$ 0.98
Cash dividends to public stockholders per common share	$ 0.04	$ 0.04	$ 0.01	–	–
KEY INDICATORS (UNAUDITED):					
Consumer-to-consumer transactions[i]	188.1	167.7	147.1	118.5	96.7
Consumer-to-business transactions[j]	412.1	404.5	249.4	215.1	192.6

As of December 31,	2008	2007	2006	2005	2004
BALANCE SHEET DATA:					
Settlement assets	$ 1,207.5	$ 1,319.2	$ 1,284.2	$ 914.4	$ 702.5
Total assets	5,578.3	5,784.2	5,321.1	4,591.7	3,315.8
Settlement obligations	1,207.5	1,319.2	1,282.5	912.0	696.6
Total borrowings[k]	3,143.5	3,338.0	3,323.5	–	–
Total liabilities	5,586.4	5,733.5	5,635.9	1,779.9	1,381.3
Total stockholders' (deficiency)/equity/ Net Investment in The Western Union Company[k]	(8.1)	50.7	(314.8)	2,811.8	1,934.5

(a) We adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment," or "SFAS No. 123R," following the modified prospective method effective January 1, 2006. SFAS No. 123R requires all stock-based payments to employees to be recognized in the income statement based on their respective grant date fair values over the corresponding service periods and also requires an estimation of forfeitures when calculating compensation expense. Stock-based compensation expense, including stock compensation expense allocated by First Data prior to the spin-off on September 29, 2006 and the impact of adopting SFAS No. 123R, was $26.3 million, $50.2 million and $30.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Our stock-based compensation expense in 2007 included a non-recurring charge of $22.3 million related to the vesting of the remaining converted unvested Western Union stock-based awards upon the completion of the acquisition of First Data on September 24, 2007 by an affiliate of Kohlberg Kravis Roberts & Co. ("KKR").

(b) Operating expenses for the year ended December 31, 2008 included $82.9 million of restructuring and related expenses associated with the closure of our facilities in Missouri and Texas and other reorganization plans.

(c) Interest income is attributed primarily to international cash balances and loans made to several agents. On the spin-off date, the Company received cash in connection with the settlement of intercompany notes with First Data (net of certain other payments made to First Data) which significantly increased our international cash balances.

(d) Interest expense primarily relates to debt incurred in connection with the spin-off from First Data and the refinancing of such debt. Interest expense has been significantly higher since September 29, 2006 due to higher borrowings balances.

(e) Amounts were primarily recognized prior to the spin-off and include derivative gains and losses, net, interest income due from First Data, and the net foreign exchange effect on notes receivable from First Data and related foreign currency swaps with First Data. Prior to the spin-off, we did not have any forward contracts that qualified as hedges, and therefore, the gains and losses on these contracts were reflected in income prior to that date. On September 29, 2006, we entered into foreign currency forward positions to qualify for cash flow hedge accounting. During the years ended December 31, 2008, 2007, 2006, 2005, and 2004, the pretax derivative (loss)/gain was $(6.9) million, $8.3 million, $(21.2) million, $45.8 million, and $(30.2) million, respectively. Notes receivable from First Data affiliates and related foreign currency swap agreements were settled in cash in connection with the spin-off. During the years ended December 31, 2006, 2005 and 2004, the interest income, net recognized from First Data, including the impact of foreign exchange translation of the underlying notes, was $45.8 million, $18.4 million and $16.6 million, respectively.

(f) Capital expenditures include capitalization of contract costs, capitalization of purchased and developed software and purchases of property and equipment.

(g) Since September 2006, the Board of Directors has authorized common stock repurchases of up to $3.0 billion consisting of a $1.0 billion authorization in June 2008, a $1.0 billion authorization in December 2007 ("2007 Authorization") and a $1.0 billion authorization in September 2006. Both the 2007 Authorization and the authorization in 2006 have been fully utilized. During the years ended December 31, 2008 and 2007 and the period from September 29, 2006 through December 31, 2006, we repurchased 58.1 million, 34.7 million and 0.9 million shares, respectively, pursuant to these authorizations.

(h) For all periods prior to September 29, 2006 (the date of our spin-off from First Data), basic and diluted earnings per share were computed utilizing the basic shares outstanding at September 29, 2006.

(i) Consumer-to-consumer transactions include consumer-to-consumer money transfer services worldwide. Amounts include Vigo Remittance Corp. transactions since the acquisition date of October 21, 2005.

(j) Consumer-to-business transactions include Quick Collect, Western Union Convenience Pay, Speedpay, Equity Accelerator, Just in Time EFT and Pago Fácil transactions processed by us. Amounts include Pago Fácil transactions since its acquisition in December 2006.

(k) In connection with the spin-off, we reported a $4.1 billion dividend to First Data in the consolidated statements of stockholders' (deficiency)/equity/net investment in The Western Union Company, consisting of notes issued to First Data of $3.4 billion and a cash payment to First Data of $100.0 million. The remaining dividend was comprised of cash, consideration for an ownership interest held by a First Data subsidiary in a Western Union agent, settlement of net intercompany receivables, and transfers of certain liabilities, net of assets. Subsequent to the spin-off date, the Company had no outstanding borrowings to First Data. Since the amount of the dividend exceeded the historical cost of our net assets as of September 29, 2006, a capital deficiency resulted.

Our Business

Overview

Western Union is a leader in global money transfer, providing people with fast, reliable and convenient ways to send money around the world. The Western Union® brand is globally recognized. Our services are available through a network of over 375,000 agent locations in more than 200 countries and territories. Each location in our agent network is capable of providing one or more of our services. As of December 31, 2008, approximately 75% of our locations had experienced money transfer activity in the prior 12 months. Our consumer-to-consumer money transfer service enables people to send money around the world in minutes. Our consumer-to-business service provides consumers with flexible and convenient options for making one-time or recurring bill payments.

We believe that brand strength, size and reach of our global network, and convenience and reliability for our consumers have been key to the growth of our business. As we continue to meet the needs of our consumers for fast, reliable and convenient money transfer services, we are also working to enhance our services and provide our consumers with access to an expanding portfolio of payment and other financial services.

History and Development

Western Union was incorporated in Delaware as a wholly owned subsidiary of First Data Corporation, or "First Data," on February 17, 2006, in anticipation of the spin-off described in "The Separation of Western Union from First Data."

The Western Union Company has roots back to 1851. Western Union stock was first traded on the New York Stock Exchange in 1865. In 1884, the original Western Union was one of the 11 companies included on the first Dow Jones average. Western Union has a long history of providing innovative services, including creating the universal stock ticker and launching the first United States commercial communications satellite service. Western Union introduced our consumer-to-consumer money transfer service in 1871. Western Union began offering consumer-to-business payment services in 1989 when we introduced Western Union Quick Collect® or "Quick Collect," providing consumers in the United States with the ability to conveniently pay bills in cash through our agent network.

Over the past decade, we have become a leader in the development of a global remittance market. Today, we offer money transfer services under the Western Union®, Orlandi Valuta® and Vigo℠ brands in over 200 countries and territories, and various bill payment services, primarily in the United States, under several brands like Speedpay®, Equity Accelerator®, Just in Time EFT®, Western Union Quick Collect and Western Union Convenience Pay®.

The Western Union Business

Our revenue is principally generated by money transfer and payment transactions. We primarily derive our revenue from two sources. Most of our revenue comes from fees that consumers pay when they send money. In certain consumer money transfer transactions involving different send and payment currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency.

In our consumer-to-consumer segment we provide our third-party agents with our multi-currency, real-time money transfer processing systems used to originate and pay money transfers. Our agents provide the physical infrastructure and staff required to complete the transfers. We generally pay our agents a commission based on a percentage of revenue. The commission is shared between the agent that initiated the transaction, the "send agent," and the agent that paid the transaction, the "receive agent." For most agents, the costs of providing the physical infrastructure and staff are typically covered by the agent's primary business (e.g., postal services, banking, check cashing, travel and retail businesses), making the economics of being a Western Union agent attractive to our agents. Western Union's global reach and loyal consumer base allow us to attract agents we believe to be of high quality.

In our consumer-to-business segment we process electronic and cash payments to a variety of organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and governmental agencies, which we sometimes refer to as "billers." We process electronic payments using the consumer's credit card, debit card or bank account. We process cash payments much like we process consumer-to-consumer transactions. We believe our billers benefit from their relationship with Western Union as their relationship with us provides them with real-time or near real-time posting of their customer payments, reduced expenses that the biller would have otherwise incurred for cash and check handling, and in certain circumstances another source of income.

Our Segments

We manage our business around the consumers we serve and the type of services we offer. Each segment addresses a different combination of consumer needs, distribution networks and services. Our segments are consumer-to-consumer and consumer-to-business. Our other businesses not included in these segments include Western Union branded money orders available through a network of third-party agents primarily in the United States and Canada, and prepaid services. Prepaid services include a Western Union branded prepaid MasterCard® card sold through select agents in the United States and the internet, a Western Union branded prepaid Visa® card sold on the internet, and top-up services for third parties that allow consumers to pay in advance for mobile phone and other services.

The table below presents the components of our consolidated revenue:

Year Ended December 31,	2008	2007	2006
Consumer-to-Consumer[a]			
EMEASA	**44%**	40%	38%
Americas	**34%**	37%	41%
APAC	**7%**	6%	5%
Total consumer-to-consumer	**85%**	83%	84%
Consumer-to-business	**14%**	15%	14%
Other	**1%**	2%	2%
	100%	100%	100%

(a) The geographic split is determined based upon the region where the money transfer is initiated and the region where the money transfer is paid. For transactions originated and paid in different regions, we split the revenue between the two regions, with each region receiving 50%. For money transfers initiated and paid in the same region, 100% of the revenue is attributed to that region.

Consumer-to-Consumer Segment

Individual money transfers from one consumer to another are the core of our business, representing 85% of our total consolidated revenues for 2008. We offer consumers a variety of ways to send money. Although most remittances are sent in cash at one of our more than 375,000 agent locations worldwide, in some countries we offer the ability to send money over the internet or the telephone, using a credit or debit card. Some agent locations accept debit cards to initiate a transaction. We also offer consumers several options to receive a money transfer. While the vast majority of transfers are paid in cash at agent locations, in some places we offer payout directly to the receiver's bank account, to a stored-value card, to a mobile phone or through the issuance of a money order.

Operations

Our revenue is derived primarily from transaction fees charged to consumers to transfer money. In money transfers involving different send and receive currencies, we also generate revenue based on the difference between the exchange rate set by Western Union to the consumer and the rate at which we or our agents are able to acquire currency.

In a typical money transfer transaction, a consumer goes to one of our agent locations, completes a form specifying, among other things, the name and address of the recipient, and delivers it, along with the principal amount of the money transfer and the fee, to the agent. This sending agent enters the transaction information into our data processing system and the funds are made available for payment, usually within minutes. The recipient enters an agent location in the designated receiving area or country, presents identification and is paid the transferred amount. Recipients do not pay a fee (although in limited circumstances, a tax may be imposed on the payment of the remittance). We determine the fee paid by the sender, which generally is based on the principal amount of the transaction and the locations to and from which the funds are sent and are to be transferred.

Over 85% of our consumer-to-consumer transactions involve at least one non-United States location. No individual country outside the United States accounted for more than 10% of the segment's revenue for the years ended December 31, 2008, 2007 and 2006. Certain of our agents facilitate a large number of transactions; however, no individual agent accounted for greater than 10% of the segment's revenue during these periods.

Seasonality

Consumer-to-consumer segment revenue typically increases sequentially from the first quarter to the fourth quarter each year and declines from the fourth quarter to the first quarter of the following year. This seasonal fluctuation is related to the holiday season in various countries during the fourth quarter.

Services

We offer money transfer services worldwide. In 2008, over 90% of our consumer-to-consumer transactions were cash money transfers involving our walk-in agent locations around the world. In order to enhance the convenience of our services, we offer a number of options for sending and receiving funds; although, historically, demand for in-person, cash money transfers has been the strongest, we continue to develop services that enhance consumer convenience and choice and are customized to meet the needs of consumers. The different ways consumers can send or receive money include the following:

WALK-IN MONEY TRANSFER SERVICE–The majority of our remittances constitute transactions in which cash is collected by the agent and payment (usually cash) is available for pick-up at another agent location in the designated receive country, usually within minutes. In some United States outbound corridors and in select international corridors, we provide a "Direct to Bank" service, enabling a consumer to send a transaction from an agent location directly to a bank account in another country. In certain countries, our agents offer a bank deposit service, in which the paying agent provides the receiver the option to direct funds to a bank account or to a stored-value card. Also, under our Vigo brand, we offer Direct to Bank service in certain countries. We also provide a "Cash to Card" service that provides consumers an option to direct funds to a stored-value card in certain locations.

Our "Next Day" delivery option is a money transfer that is available for payment the morning after the money transfer is sent. This option is available in certain markets for domestic service within the United States, and in select United States outbound and international corridors, including Mexico. The Next Day delivery service gives our consumers a lower-priced option for money transfers that do not need to be received within minutes, while still offering the convenience, reliability and ease-of-use that our consumers expect.

Our "Money Transfer by Phone" service is available in select agent locations in the United States. In a Money Transfer by Phone transaction, the consumer is able to use a telephone in the agent location to speak to a company representative in one of several languages. Typically the sender provides the information necessary to complete the transaction to the company operator on the phone and is given a transaction number, which the sender takes to the agent's in-store representative to send the funds.

ONLINE MONEY TRANSFER SERVICE–Our internet website, westernunion.com, allows consumers to send funds on-line, using a credit or debit card, for payment at most Western Union branded agent locations around the world. As of December 31, 2008, we are now providing send service in 12 countries outside the United States.

TELEPHONE MONEY TRANSFER SERVICE–Our Telephone Money Transfer service allows Western Union consumers to send funds by telephone without visiting an agent location. Consumers call a toll-free number in the United States, Canada, Ireland or the United Kingdom and use a debit card or credit card to initiate a transaction. The money transfer is then available for pay-out at an agent location.

ACCOUNT TO CASH–Our service that allows consumers to debit their bank accounts and send the money through Western Union for pay-out at an agent location.

Distribution and Marketing Channels

We offer our consumer-to-consumer service through our global network of third-party agents and the other initiation and payment methods discussed above. Western Union provides central operating functions such as transaction processing, settlement, marketing support and customer relationship management to our agents.

Some of our agents outside the United States manage subagents. We refer to these agents as superagents. As of December 31, 2008, we have over 700 superagents located throughout the world. Although our subagents are under contract with these superagents (and not with Western Union directly), the subagent locations typically have access to the same technology and services that our other agent locations do.

Our international agents often customize services as appropriate for their geographic markets. In some markets, individual agents are independently offering specific services such as stored-value card payout options and Direct to Bank service. Our marketing relies on feedback from our agents and consumers, and in many of our markets, our agents fund their own marketing activities.

The Gold Card offers consumers faster service at the point-of-sale and, in certain countries, other benefits which could include reward points, service fee reductions on future Western Union branded transactions, discounts at retailers or a rechargeable prepaid phone card embedded within the Gold Card. As of December 31, 2008, the Gold Card program was available in 72 countries and had approximately 11 million active cards.

Western Union International Bank began operations in February 2005. We chartered the bank to meet requirements presented by the growing trend among the member states of the European Union to regulate the money transfer business, and to give us a regulatory platform for new products and services. Western Union International Bank holds a full credit institution license, allowing it to offer a range of financial services throughout the 27 member states of the European Union and the three additional states of the European Economic Area. As of December 31, 2008, the bank was offering retail service in approximately 36 owned and operated locations and is present in five countries.

Industry Trends

Over the last several years, the money transfer industry has experienced growth. Trends in the money transfer business tends to correlate to migration trends, global economic opportunity and related employment rates worldwide. The top four inbound remittance markets in the world, the countries of India, China, Mexico and the Philippines, cumulatively receive an estimated $100 billion annually according to The World Bank. However, due to the weakening global economy, including declines in consumer confidence and rising unemployment, the demand for money transfers has softened, as reflected by The World Bank's projection of a 0.9% to a 5.7% decline in remittances in 2009. However, we expect that the remittance market will begin to recover as the global economy improves. The World Bank projects a 1.2% to 6.1% growth in remittances in 2010. As the World Bank is focused on remittances to developing countries and not total worldwide remittances, we consider this information as well as other sources when assessing market opportunities.

In 2008, consumers transferred $74 billion in consumer-to-consumer transactions, of which $67 billion related to cross-border transactions, which represented an increase of 16% in consumer-to-consumer transactions and a 17% increase in cross-border transactions over prior year.

Another significant trend impacting the money transfer industry is the increase in regulation in recent years. Regulation in the United States and elsewhere focuses, in part, on anti-money laundering and anti-terrorist activities. Regulations require money transfer providers, banks and other financial institutions to develop systems to detect, monitor and report certain transactions.

Competition

We face robust competition in the highly-fragmented consumer-to-consumer money transfer industry. We compete with a variety of money transfer service providers, including:

- **GLOBAL MONEY TRANSFER PROVIDERS**–Global money transfer providers allow consumers to send money to a wide variety of locations, in both their home countries and abroad.
- **REGIONAL MONEY TRANSFER PROVIDERS**–Regional money transfer providers, or "niche" players, provide the same services as global money transfer providers, but focus on a small group of corridors or services within one region, such as North America to the Caribbean, Central or South America, or Western Europe to North Africa.
- **BANKS**–Banks of all sizes compete with us in a number of ways, including bank wire services and card-based services. We believe that banks offer consumers wire transfer services and other money transfer methods as an incentive to those consumers to purchase other services and products.
- **INFORMAL NETWORKS**–Informal networks enable people to transfer funds without formal mechanisms, such as receipts, and often without compliance with government reporting requirements. We believe that such networks comprise a significant share of the market.
- **ELECTRONIC COMMERCE**–Online money transfer services allowing consumers to send and receive money electronically using the internet.
- **ALTERNATIVE CHANNELS**–Alternative channels for sending and receiving money include mail and commercial courier services, money transfers using mobile phones, and card-based options, such as ATM cards and stored-value cards.

The most significant competitive factors in consumer-to-consumer remittances relate to brand recognition, trust and reliability, distribution network, consumer experience and price.

For additional details regarding our consumer-to-consumer segment, including financial information regarding our international and United States operations, see Management's Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the notes to those statements included elsewhere in this Annual Report.

Consumer-to-Business Segment

We provide a portfolio of electronic and cash payment options that provide consumers with fast and convenient ways to make one-time or recurring payments to billers. Revenues from this segment represented 14% of our revenue in 2008.

Operations

Our revenue in this segment is derived primarily from transaction fees paid by the consumer or the biller. These fees are typically less than the fees charged in our consumer-to-consumer segment. In order to make an electronic payment, the consumer or biller initiates a transaction over the telephone or the internet which we process using the consumer's credit card, debit card or ACH. In order to make a cash payment, the consumer goes to an agent location and makes the payment to the agent. In addition, we generate revenue from upfront enrollment fees received for our Equity Accelerator service, and we earn investment income on funds received from services sold in advance of settlement with payment recipients. The segment's revenue was primarily generated in the United States for all periods presented. No individual biller accounted for greater than 10% of this segment's revenue during all periods presented.

Services

Our consumer-to-business services strive to give consumers choices as to the payment channel and method of payment, and include the following:

ELECTRONIC PAYMENTS. Consumers use our Speedpay service principally in the United States to make payments to a variety of billers using credit cards, debit cards and ACH. Payments are initiated over the telephone or the internet.

Our Equity Accelerator service is provided in the mortgage service industry, enabling consumers to make mortgage payments by ACH. It is marketed as a convenient way for homeowners to schedule additional recurring principal payments on their mortgages. Consumers who enroll in this service make mortgage payments based on an accelerated program, which results in interest savings and a lower mortgage balance.

CASH PAYMENTS. Consumers use our Quick Collect service to send funds to businesses and government agencies across the United States and Canada, using cash and, in certain locations, a debit card. This service is also offered in other select international locations, and is referred to as Quick Pay℠ in those locations. We also offer Quick Cash®, a cash disbursement service used by businesses and government agencies to send money to employees or individuals with whom they have accounts or other business relationships.

Consumers use our Convenience Pay service to send payments by cash or check from a smaller number of Convenience Pay agent locations primarily to utilities and telecommunication providers.

In addition, Pago Fácil provides a walk-in bill payment service in Argentina under the Pago Fácil brand. In the fourth quarter of 2008, Western Union began offering a walk-in, cash bill payment service that will provide consumers in Peru and Panama with a way to pay for services such as mobile phone, utilities and other recurring bills.

Distribution and Marketing Channels

Our electronic payment services are available primarily through the telephone and the internet, while our cash-based services are available through our agent networks. Billers market our services to consumers in a number of ways, and we market our services directly to consumers using a variety of means, including advertising materials and promotional activities at our agent locations. Consumers can also participate in the Western Union Gold Card program when using our Quick Collect service to make cash payments to billers.

As part of our strategy, we are focused on expanding and globalizing our consumer-to-business segment and increasing our number of bill payment options. We have begun expanding our international bill payment business outside of Argentina to Peru and Panama and we are beginning to offer bill payment services under our Vigo brand.

Industry Trends

The consumer-to-business payment industry has evolved with technological innovations that created new methods of processing payments from individuals to businesses. We believe that the United States is in the midst of a trend away from cash and paper checks toward electronic payment methods accessible through multiple technologies. Furthermore, due to the recent weakening in the United States economy, we believe some consumers who are likely to use our services are having difficulty paying their bills and are unable to obtain credit in any form, resulting in us handling fewer bill payments. We expect this trend to continue in 2009.

The consumer-to-business payment industry outside the United States is at varying stages of development. In some countries, walk-in cash payments at a biller's office or through a third-party network are widely used, while in other countries electronic payment options, particularly through direct debit, are widely accepted.

Competition

Western Union competes with a diverse set of bill payment service providers offering both cash and electronic-based payment solutions. Competition in electronic payments includes financial institutions (which may offer bill-payment services in their own name or may "host" payment services operated under the names of their clients), billers offering their own or third-party services to their own customers, and third-party providers of all sizes offering services directly to consumers. In many cases, competitors specialize in a small number of industries. Competitors for cash payments include a biller's own walk-in locations, or those provided by others, some only on a regional basis, as well as mail and courier services. There is also competition between electronic and cash-based payments methods.

The most significant competitive factors in this segment relate to brand recognition, trust and reliability, convenience, speed, variety of payment methods and price.

For additional details regarding our consumer-to-business segment, see Management's Discussion and Analysis of Financial Condition and Results of Operations and our historical financial statements and the notes to those statements included elsewhere in this Annual Report.

Other

Our remaining business units are grouped in the "Other" category, which includes money orders and prepaid services.

We market Western Union branded money orders, issued by a third-party, to consumers at non-bank retail locations primarily in the United States and Canada. On July 18, 2008, an agreement was executed with Integrated Payment Systems Inc. ("IPS"), a subsidiary of First Data, whereby we will assume the responsibility for issuing money orders effective October 1, 2009 (the "Transition Date"). Prior to the Transition Date, money order revenue is generated through a combination of commissions collected from IPS and per item fees for money orders sold. In a money order transaction, a consumer purchases a money order from an agent. The agent selling the money order generally remits the funds collected from the consumer to IPS promptly following the sale date. IPS holds those funds to meet regulatory requirements and to pay money orders presented for payment. Agents generally receive no commissions from us on money order sales, but rather earn revenue by charging a fee to the consumer for the purchase of the money order. IPS currently holds the settlement assets related to our money order business. Under the terms of the agreement, beginning on October 1, 2009, IPS will assign and transfer to us certain operating assets used by IPS to issue money orders and an amount of cash sufficient to satisfy all outstanding money order liabilities, which vary from day to day but approximate $800 million. After the Transition Date, the settlement assets transferred to us will be subject to regulatory requirements for the money order business under our existing licenses and we will no longer provide to IPS the services required under the original money order agreement or receive from IPS the fee for such services. Subsequent to the Transition Date, a substantial portion of our revenues, which will replace the fee we currently earn from IPS, will be earned from investment income on the float balance of unpaid money order obligations. However, IPS will continue to provide to us clearing services necessary for payment of the money orders in exchange for the payment by us to IPS of a per-item administrative fee.

We also offer prepaid services consisting of:

- a Western Union branded prepaid MasterCard card and Visa card; and
- third-party top-up services in the United States and Argentina.

The Western Union branded prepaid MasterCard card is sold through select agents in the United States and on the internet, and our Western Union branded prepaid Visa card is also sold on the internet. Our "top-up" services allow consumers to pre-pay for mobile phone or other services, and otherwise store value with service providers that can be accessed by the consumer in the future.

Expenses incurred in connection with the development of certain new service offerings, including costs to develop mobile money transfer services and new prepaid service offerings, and non-recurring costs incurred to effect the spin-off are included in "Other."

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This Annual Report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of this Annual Report. See "Forward-Looking Statements."

Overview

We are a leading provider of money transfer services, operating in two business segments:

- Consumer-to-consumer money transfer services, provided primarily through a global network of third-party agents using our multicurrency, real-time money transfer processing systems. This service is available for international cross-border transfers–that is, the transfer of funds from one country to another–and, in certain countries, intra-country transfers–that is, money transfers from one location to another in the same country.
- Consumer-to-business payment services, which allow consumers to send funds to businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government agencies (all sometimes referred to as "billers") through our network of third-party agents and various electronic channels. While we continue to pursue international expansion of our offerings in selected markets, as demonstrated by our December 2006 acquisition of Servicio Electronico de Pago S.A. and related entities ("SEPSA" or "Pago Fácil") in Argentina and our recent offerings of a walk-in, cash bill payment service in Peru and Panama, the segment's revenue was primarily generated in the United States during all periods presented.

Businesses not considered part of the segments described above are categorized as "Other" and represented 2% or less of consolidated revenue during the three years ended December 31, 2008, 2007 and 2006, and include Western Union branded money orders available through a network of third-party agents primarily in the United States and Canada, and prepaid services. Prepaid services include a Western Union branded prepaid MasterCard® card sold through select agents in the United States and the internet, a Western Union branded prepaid Visa® card sold on the internet, and top-up services for third parties that allow consumers to pay in advance for mobile phone and other services.

Also included in "Other" are expenses incurred in connection with the development of certain new service offerings, including costs to develop mobile money transfer services and new prepaid service offerings. In 2007 and 2006, "Other" included recruiting and relocation expenses associated with hiring senior management positions new to our company and consulting costs used to develop ongoing processes in connection with completing the spin-off.

The consumer-to-consumer money transfer service is available through an extensive network of agent locations that offer Western Union services around the world. Some of our agent locations only pay out and do not send money. In addition to our agent locations, we are expanding the ability of consumers to send money through other channels, such as our internet site, westernunion.com, and the telephone. Consumer-to-consumer money transfer service is available through the Western Union®, Orlandi Valuta® and Vigo℠ brands. The consumer-to-business service allows consumers to transfer money to a biller. This service is available at many of our Western Union agent locations, primarily in the United States, and through the internet or by telephone.

Significant Financial and Other Highlights

Significant financial and other highlights for the year ended December 31, 2008 include:

- We generated $5,282.0 million in total consolidated revenues and $1,355.0 million in consolidated operating income, resulting in year-over-year growth of 8% and 2% in total consolidated revenues and operating income, respectively.
- We incurred $82.9 million of restructuring and related expenses as described within "Operating expenses overview." During the year ended December 31, 2007, we incurred a $22.3 million accelerated stock-based compensation vesting charge related to an affiliate of Kohlberg Kravis Roberts & Co's ("KKR") acquisition of First Data Corporation ("First Data") on September 24, 2007 as described within "Operating expenses overview."
- Our operating income margin was 26% during the year ended December 31, 2008 resulting in a year-over-year decline of 1% due primarily to the restructuring and related expenses described above.
- Consolidated net income during 2008 was $919.0 million, representing an increase of 7% from 2007.
- We completed 188.1 million consumer-to-consumer transactions worldwide, an increase of 12% over 2007.
- Our consumers transferred $74 billion in consumer-to-consumer transactions, of which $67 billion related to cross-border transactions, which represented an increase of 16% in consumer-to-consumer transactions and a 17% increase in cross-border transactions over prior year.
- We completed 412.1 million consumer-to-business transactions, representing an increase of 2% over the prior year.
- Consolidated cash flow provided by operating activities was $1,253.9 million, an increase of 14% over 2007.

Factors that we believe are important to our long-term success include accelerating profitable growth in our existing consumer-to-consumer business, expanding and globalizing our consumer-to-business segment and increasing the number of bill payment options, innovating to provide new products and services to our target consumer, and improving our profitability by leveraging our scale, reducing costs and effectively utilizing capital. Significant factors affecting our financial position and results of operations include:

- Transaction volume is the primary generator of revenue in our businesses. Transaction volume in our consumer-to-consumer segment is affected by, among other things, the size of the international migrant population and individual needs to transfer funds in emergency situations. As noted elsewhere in this Annual Report, a reduction in the size of the migrant population, interruptions in migration patterns or reduced employment opportunities including those resulting from any changes in immigration laws, economic development patterns or political events, could adversely affect our transaction volume. For discussion on how these factors have impacted us in recent periods, refer to the consumer-to-consumer segment discussion below.
- Revenue is also impacted by changes in the fees we charge consumers, the amount of money sent, and by the variance in the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency. We intend to continue to implement strategic pricing reductions, actions to reduce foreign exchange spreads, where appropriate, taking into account growth opportunities and including competitive factors. Decreases in our fees or foreign exchange spreads generally reduce margins, but are done in anticipation that they will result in increased transaction volumes and increased revenues over time.
- As mentioned above, revenue is impacted by the principal per transaction. In 2008, our consumer-to-consumer principal per transaction increased 3% over the prior year. However, in the fourth quarter 2008 versus the comparable period in the prior year, consumer-to-consumer principal per transaction declined 4%, a trend we expect to continue in 2009.
- The weakening economy in the United States has adversely impacted our consumer-to-consumer and consumer-to-business segments throughout the year and the more recent global economic crisis has adversely impacted our fourth quarter 2008 results and continues to impact us.
- We continue to face robust competition in both our consumer-to-consumer and consumer-to-business segments from a variety of money transfer and consumer payment providers. We believe the most significant competitive factors in the consumer-to-consumer segment relate to brand recognition, trust and reliability, distribution network, consumer experience and price and in the consumer-to-business segment relate to brand recognition, trust and reliability, convenience, speed, variety of payment methods and price.
- Regulation of the money transfer industry is increasing. The number and complexity of regulations around the world and the pace at which regulation is changing are factors that pose significant challenges to our business. We continue to implement policies and programs and adapt our business practices and strategies to help us comply with current legal requirements, as well as with new and changing legal requirements affecting particular services, or the conduct of our business in general. Our activities include dedicated compliance personnel, training and monitoring programs, government relations and regulatory outreach efforts, and support and guidance to the agent network on compliance programs. These efforts increase our costs of doing business.

The Separation of Western Union from First Data

On January 26, 2006, the First Data Board of Directors announced its intention to pursue the distribution of 100% of its money transfer and consumer payments businesses related assets, through a tax-free distribution to First Data shareholders. Effective on September 29, 2006, First Data completed the separation and the distribution of these businesses (the "Distribution"). Prior to the Distribution, our company had been a segment of First Data.

Subsequent to the spin-off from First Data, we have recognized higher interest expense as a result of the debt that was issued to effect the spin-off. We have also recorded higher expenses related to being a stand-alone company, as further described below in "Basis of Presentation."

Basis of Presentation

The financial statements in this Annual Report for periods ending on or after the Distribution are presented on a consolidated basis and include the accounts of our company and its majority-owned subsidiaries. The financial statements for the periods presented prior to the Distribution are presented on a combined basis and represent those entities that were ultimately transferred to our company in connection with the spin-off. All significant intercompany accounts and transactions between our company's segments have been eliminated. The historical consolidated statements of income include expense allocations for certain corporate functions historically provided to Western Union by First Data, including treasury, tax, accounting and reporting, mergers and acquisitions, risk management, legal, internal audit, procurement, human resources, investor relations and information technology. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on the relative percentages, as compared to First Data's other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated. Pursuant to a transition services agreement we entered into with First Data prior to the spin-off, First Data provided Western Union with certain of these services at prices agreed upon by First Data and Western Union. The transition services agreement expired on September 29, 2007. The costs historically allocated to us by First Data for the services provided to us were lower than the costs we have incurred and will continue to incur following the spin-off.

Certain expenses related to being a stand-alone company, reflected in the consolidated statements of income, are higher than the historical amounts prior to the spin-off. The financial information presented in this Annual Report on Form 10-K prior to the spin-off date of September 29, 2006 does not reflect what our consolidated financial position, results of operations or cash flows would have been as a stand-alone company during the periods presented and is not necessarily indicative of our future consolidated financial position, results of operations or cash flows.

Subsequent Event

In February 2009, we entered into an agreement to acquire the money transfer business of European-based FEXCO, one of our largest agents providing services in the United Kingdom, Spain, Ireland and other European countries. Prior to the acquisition, we hold a 24.65% interest in FEXCO Group Holdings (FEXCO Group), which is a holding company for both the money transfer business as well as various unrelated businesses. We will surrender our 24.65% interest in FEXCO Group and pay €123.1 million (approximately $160 million based on currency exchange rates at deal signing) as consideration for the overall money transfer business. The acquisition is expected to close in the first half of 2009, subject to regulatory approvals and satisfaction of closing conditions. The acquisition will be recognized at 100% of the fair value of the money transfer business, which will exceed the cash consideration of €123.1 million given the non-cash consideration conveyed via the sale of our interest in FEXCO Group. The fair value of the money transfer business will be determined upon closing and is subject to fluctuation due to changes in exchange rates and other valuation inputs.

Adoption of Accounting Standards

Statement of Financial Accounting Standards ("SFAS") No. 157

Effective January 1, 2008, we determine the fair market values of our financial assets and liabilities, as well as non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis, based on the fair value hierarchy established in SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). The standard describes three levels of inputs that may be used to measure fair value.

- **LEVEL 1:** Quoted prices in active markets for identical assets or liabilities. Western Union's financial instruments that base fair value determinations on Level 1 inputs are not material.
- **LEVEL 2:** Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Most of our assets and liabilities fall within Level 2 and include state and municipal debt instruments, other foreign investment securities, and derivative assets and liabilities. We utilize pricing services to value our Level 2 financial instruments. For most of these assets, we utilize pricing services that use multiple prices as inputs to determine daily market values.
- **LEVEL 3:** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include items where the determination of fair value requires significant management judgment or estimation. We currently have no Level 3 assets or liabilities that are measured at fair value on a recurring basis.

Pursuant to the Financial Accounting Standards Boards ("FASB") Staff Position No. 157-2, *"Effective Date of FASB Statement No. 157"* ("FSP No. 157-2"), the effective date of SFAS No. 157 for certain non-financial assets and liabilities that are measured at fair value but are recognized or disclosed at fair value on a non-recurring basis has been deferred to fiscal years beginning after November 15, 2008. We are primarily impacted by this deferral as it relates to non-financial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) and fair value measurements in impairment testing. We adopted these remaining provisions of SFAS No. 157 effective January 1, 2009. We do not expect the impact to be significant on our financial position, results of operations and cash flows.

Due to the nature of our investment securities, there have been no material changes to our valuation techniques during the year ended December 31, 2008.

FASB Interpretation No. 48

We adopted the provisions of the FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), on January 1, 2007. FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under FIN 48, we recognize the tax benefits from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. As a result of the implementation of FIN 48, we recognized an increase in our liability for unrecognized tax benefits plus associated accrued interest and penalties of $0.6 million, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Refer to "Note 10–Income Taxes" in our historical consolidated financial statements for a more detailed discussion of the adoption of FIN 48.

Components of Revenue and Expenses

The following briefly describes the components of revenue and expenses as presented in the consolidated statements of income. Descriptions of our revenue recognition policies are included in Note 2–"Summary of Significant Accounting Policies" in our consolidated financial statements.

TRANSACTION FEES–Transaction fees are charged for sending money transfers and consumer-to-business payments. Consumer-to-consumer transaction fees generally vary according to the principal amount of the money transfer and the locations from and to which the funds are sent. Transaction fees represented 80% of Western Union's total consolidated revenues for the year ended December 31, 2008.

FOREIGN EXCHANGE REVENUE–In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency. Foreign exchange revenue growth has historically been driven principally by growth in international cross-currency transactions. Foreign exchange revenue represented 17% of Western Union's total consolidated revenues for the year ended December 31, 2008.

COMMISSION AND OTHER REVENUES–Commission and other revenues represented 3% of our total consolidated revenue for the year ended December 31, 2008. Commission and other revenues primarily consist of commissions we receive in connection with the sale of money orders, enrollment fees received when consumers enroll in our Equity Accelerator® program (a recurring mortgage payment service program), and investment income primarily derived from interest generated on money transfer and payment services settlement assets as well as realized net gains and losses from such assets.

COST OF SERVICES–Cost of services primarily consists of agent commissions and expenses for call centers, settlement operations, and related information technology costs. Expenses within these functions include personnel, software, equipment, telecommunications, bank fees, depreciation and amortization and other expenses incurred in connection with providing money transfer and other payment services.

SELLING, GENERAL AND ADMINISTRATIVE–Selling, general and administrative, or "SG&A," primarily consists of salaries, wages and related expenses paid to sales and administrative personnel, as well as certain advertising and promotional costs and other selling and administrative expenses. Prior to September 29, 2006, the date of the spin-off, SG&A also included allocations of general corporate overhead costs from First Data.

INTEREST INCOME–Interest income consists of interest earned on cash balances not required to satisfy settlement obligations and in connection with loans made to several agents.

INTEREST EXPENSE–Interest expense represents interest incurred in connection with outstanding borrowings payable, including applicable amounts associated with interest rate swaps, to third parties.

INTEREST INCOME FROM FIRST DATA, NET–Interest income from First Data, net consists of interest income earned on notes receivable from First Data, net of interest expense incurred on notes payable to First Data. All notes receivable and payable were settled in connection with the spin-off on September 29, 2006.

DERIVATIVE (LOSSES)/GAINS, NET–Represents the portion of the change in fair value that is excluded from the measure of effectiveness related to contracts designated as accounting hedges entered into on or after September 29, 2006. Those amounts include (a) differences between changes in forward rates and spot rates, and (b) gains or losses on the contract and any offsetting positions during the periods in which the instrument is not designated as a hedge. Derivative gains and losses do not include fluctuations in foreign currency forward contracts intended to mitigate exposures on settlement activities of our money transfer business or on certain foreign currency denominated cash positions. Gains and losses associated with those foreign currency forward contracts are included in cost of services, consistent with exchange rate fluctuations on the related settlement assets, obligations and cash positions. Derivative gains and losses also include realized and unrealized gains and losses associated with certain foreign currency forward contracts that did not qualify as hedges under derivative accounting rules prior to September 29, 2006.

FOREIGN EXCHANGE EFFECT ON NOTES RECEIVABLE FROM FIRST DATA, NET–Certain of the notes receivable from First Data in our consolidated balance sheets prior to September 29, 2006, the spin-off date, were repayable in euros, and certain of those euro denominated notes also had foreign currency swap agreements associated with them. These notes receivable were translated based on current exchange rates between the euro and the United States dollar, and changes in fair value of the related foreign currency swap agreements were recorded based on current market valuations. The effect of translation adjustments and recording the foreign currency swaps to market is reflected in our consolidated statements of income as foreign exchange effect on notes receivable from First Data. All notes receivable and payable with First Data were settled in connection with the spin-off on September 29, 2006.

OTHER INCOME, NET–Other income, net is comprised primarily of equity earnings from equity method investments and other income and expenses.

Results of Operations

The following discussion of our consolidated results of operations and segment results refers to the year ended December 31, 2008 compared to the same period in 2007 and the year ended December 31, 2007 compared to the same period in 2006. The results of operations should be read in conjunction with the discussion of our segment results of operations, which provide more detailed discussions concerning certain components of the consolidated statements of income. All significant intercompany accounts and transactions between our company's segments have been eliminated.

We incurred expenses of $82.9 million for the year ended December 31, 2008 for restructuring and related activities, which have not been allocated to our segments. While these items are identifiable to our segments, they are not included in the measurement of segment operating profit provided to the chief operating decision maker ("CODM") for purposes of assessing segment performance and decision making with respect to resource allocation. For additional information on restructuring and related activities refer to "Operating expenses overview."

For the year ended December 31, 2007, we incurred a $22.3 million accelerated stock-based compensation vesting charge related to KKR's acquisition of First Data, which was allocated to our segments. For additional information refer to "Operating expenses overview."

The following table sets forth our consolidated results of operations for the years ended December 31, 2008, 2007 and 2006.

(in millions, except per share amounts)	Years Ended December 31, 2008	2007	2006	% Change 2008 vs. 2007	2007 vs. 2006
REVENUES:					
Transaction fees	**$4,240.8**	$3,989.8	$3,696.6	6%	8%
Foreign exchange revenue	**896.3**	771.3	653.9	16%	18%
Commission and other revenues	**144.9**	139.1	119.7	4%	16%
Total revenues	**5,282.0**	4,900.2	4,470.2	8%	10%
EXPENSES:					
Cost of services	**3,093.0**	2,808.4	2,430.5	10%	16%
Selling, general and administrative	**834.0**	769.8	728.3	8%	6%
Total expenses	**3,927.0**	3,578.2	3,158.8	10%	13%
Operating income	**1,355.0**	1,322.0	1,311.4	2%	1%
Other (expense)/income:					
Interest income	**45.2**	79.4	40.1	(43)%	98%
Interest expense	**(171.2)**	(189.0)	(53.4)	(9)%	254%
Derivative (losses)/gains, net	**(6.9)**	8.3	(21.2)	*	*
Foreign exchange effect on notes receivable from First Data, net	**–**	–	10.1	–	*
Interest income from First Data, net	**–**	–	35.7	–	*
Other income, net	**16.6**	1.7	12.4	*	*
Total other (expense)/income, net	**(116.3)**	(99.6)	23.7	17%	*
Income before income taxes	**1,238.7**	1,222.4	1,335.1	1%	(8)%
Provision for income taxes	**319.7**	365.1	421.1	(12)%	(13)%
Net income	**$ 919.0**	$ 857.3	$ 914.0	7%	(6)%
EARNINGS PER SHARE:					
Basic	**$ 1.26**	$ 1.13	$ 1.20	12%	(6)%
Diluted	**$ 1.24**	$ 1.11	$ 1.19	12%	(7)%
WEIGHTED-AVERAGE SHARES OUTSTANDING:					
Basic	**730.1**	760.2	764.5		
Diluted	**738.2**	772.9	768.6		

* Calculation not meaningful

Revenues overview

The following provides highlights of revenue growth while a more detailed discussion is included in "–Segment Discussion."

The majority of transaction fees and foreign exchange revenue are contributed by our consumer-to-consumer segment, which is discussed in greater detail in "Segment Discussion." Consolidated revenue growth of 8% and 10% during the years ended December 31, 2008 and 2007, respectively, was primarily driven by revenue growth internationally, particularly in the Europe, Middle East, Africa and South Asia ("EMEASA") region, due to increased money transfers at existing agent locations, and to a lesser extent, money transfers at new agent locations and due to the impact of translating foreign currency denominated revenues into the United States dollar, specifically the euro, discussed below. Our international consumer-to-consumer transactions that were originated outside of the United States also continued to experience strong revenue and transaction growth for the years ended December 31, 2008 and 2007 compared to the corresponding periods in the prior year. We experienced strong growth in our money transfer business to India, and in the Gulf States, which offset slower growth in certain European markets for the year ended 2008 compared to 2007.

However, during the fourth quarter of 2008, revenue was impacted by the weakening global economy and its effect on Western Union customers. In the fourth quarter, transaction growth rates slowed sequentially compared to the first nine months of 2008. In addition, the amount of money remitted per transaction declined in the fourth quarter of 2008 compared to the fourth quarter of 2007. These factors resulted in less transaction fee and foreign exchange revenue in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Fluctuations in the exchange rate between the United States dollar and currencies other than the United States dollar for the year ended December 31, 2008 have resulted in a benefit to transaction fee and foreign exchange revenue of $96 million, over the previous year, net of foreign currency hedges, that would not have occurred had there been constant currency rates. The positive impact to operating profit derived from foreign currency exchange rates increasing against the United States dollar during the year was offset by the impact of foreign currency derivative losses for those foreign currency derivatives not designated as hedges and the portion of fair value that is excluded from the measure of effectiveness for these contracts designated as hedges thereby resulting in a minimal impact to overall earnings per share. Transactions in the euro, which represent the majority of the Company's foreign currency denominated business, benefited revenue by $82 million and operating income by $19 million during the year. The benefit in the first three quarters of 2008 was slightly offset by the negative impact to consumer-to-consumer transaction fee and foreign exchange revenue in the fourth quarter of 2008 due to the strengthening of the United States dollar relative to certain other currencies, including the euro. However, the impact to our operating income was positive to the fourth quarter of 2008 due to our derivative hedges. If exchange rates between the United States dollar and other currencies remain constant with those experienced at the end of 2008, or if other currencies continue to weaken against the United States dollar, we expect a negative impact on our revenue in 2009. However, the impact to earnings per share is expected to be less due to the impact of translation on our expenses and our hedging program.

The fluctuation in the exchange rate between the euro and the United States dollar (which contributed to the majority of the impact of translating foreign currency denominated revenues and expenses into United States dollars) for the year ended December 31, 2007 resulted in a benefit to consumer-to-consumer transaction fee and foreign exchange revenue of $79 million, over the previous year, net of foreign currency hedges, that would not have occurred had there been a constant exchange rate. For the year ended December 31, 2007 the related benefit to operating income was $12 million.

Our Asia Pacific ("APAC") region also experienced strong transaction and revenue growth during the years ended December 31, 2008 and 2007 compared to the corresponding previous periods, including growth contributed by the inbound market of the Philippines. Revenue growth slowed in APAC during the fourth quarter 2008 compared to the same period in 2007, in part due to the weakening global economy described previously and the decline in high revenue transactions from small entrepreneurs that typically make purchases in China.

Within our Americas region (which includes North America, Latin America, the Caribbean, and South America), our United States to Mexico, United States outbound and transactions in our domestic (between and within the United States and Canada) businesses continued to be impacted by the overall weakening in the United States economy. The immigration debate and market softness, in part due to the slowdown in the construction industry, began adversely impacting the United States businesses in the second quarter of 2006. We responded to these factors by launching distribution, pricing, advertising, promotion and community outreach initiatives in 2006 and 2007. Although the United States businesses revenue decline experienced in 2008 moderated compared with 2007, we experienced increased revenue declines in the fourth quarter of 2008 compared to the third quarter of 2008, due to the weakening in the United States economy.

Foreign exchange revenue increased for the years ended December 31, 2008 and 2007 over the corresponding previous periods, due to an increase in cross-currency transactions primarily as a result of growth in international consumer-to-consumer transactions. As described above, foreign exchange revenue also benefited during the year ended December 31, 2008 compared to 2007 from the strengthening of other currencies most notably the euro, against the United States dollar.

We have historically implemented and will likely implement future strategic fee reductions and actions to reduce foreign exchange spreads, where appropriate, taking into account growth opportunities and competitive factors. Fee decreases and foreign exchange actions generally reduce margins, but are done in anticipation that they will result in increased transaction volumes and increased revenues over time. Such fee decreases and foreign exchange actions have impacted our annual consolidated revenue on average approximately 3% during 2006 and 2007 and approximately 1% in 2008.

Pago Fácil, which was acquired in December 2006, contributed $67.7 million and $3.6 million of revenue for the years ended December 31, 2007 and 2006, respectively, and also contributed to consolidated revenue growth in 2007 compared to 2006.

Operating expenses overview

The following factors impacted both cost of services and selling, general and administrative expenses during the periods presented:

- **RESTRUCTURING AND RELATED ACTIVITIES**–In 2008, we incurred restructuring and related expenses in conjunction with the decision to close our facilities in Missouri and Texas, including the elimination of approximately 650 positions held by union employees and certain management positions in these same facilities, as well as other reorganizations. The $82.9 million of expenses incurred in 2008 were offset by operating expense savings of approximately $10 million in 2008 and are expected to be offset by approximately $40 million annually beginning in 2009.
- **2007 STOCK COMPENSATION CHARGE**–At the time of the spin-off, First Data converted stock options, restricted stock awards, and restricted stock units (collectively, "stock-based awards") of First Data stock held by Western Union and First Data employees. Both Western Union and First Data employees received converted Western Union stock-based awards. All converted stock-based awards, which had not vested prior to September 24, 2007, were subject to the terms and conditions applicable to the original First Data stock-based awards, including change of control provisions which require full vesting upon a change of control of First Data. Accordingly, upon the completion of the acquisition of First Data on September 24, 2007 by an affiliate of KKR, all of these remaining converted unvested Western Union stock-based awards vested. In connection with this accelerated vesting, we incurred a non-cash pretax charge of $22.3 million during the third quarter of 2007. Approximately one-third of this charge was recorded within "cost of services" and two-thirds was recorded within "selling, general and administrative expenses" in the consolidated statements of income.

- **INCREMENTAL INDEPENDENT PUBLIC COMPANY EXPENSES–** We recorded recurring incremental independent public company expenses of $59.1 million and $25.1 million in 2007 and 2006, respectively, in the consolidated statements of income. These expenses are those in excess of amounts allocated to us by First Data prior to September 29, 2006 or beyond amounts we presume First Data would have allocated subsequently thereto. Most of these expenses continue to be incurred in subsequent periods.

Cost of services

In addition to the restructuring costs described above, cost of services increased for the year ended December 31, 2008 compared to the corresponding period in 2007 primarily due to agent commissions which increase as revenues increase. Cost of services as a percentage of revenue was 59%, 57% and 54% for the years ended December 31, 2008, 2007 and 2006, respectively. The majority of the increase in cost of services as a percentage of revenue for the year ended December 31, 2008 compared to the corresponding period in 2007 was primarily due to restructuring and related expenses of $62.8 million as described above, and the shift in our business mix reflecting stronger growth from our international consumer-to-consumer business, which carries higher cost of services compared to our United States originated businesses. Selected consumer-to- consumer international agent commissions have been lowered but were partially offset by certain higher commissions in the United States. In addition, a higher percentage of our consumer-to-business services were generated from our United States electronic-based payments and payments related to Pago Fácil, each of which had higher cost of services as a percentage of revenue compared to our United States cash-based payments business. The increase was partially offset by lower stock compensation charges for the year ended December 31, 2008 compared to the corresponding period in 2007, as described above and below, that did not recur in 2008.

The majority of the increase in cost of services as a percentage of revenue for the year ended December 31, 2007 compared to the corresponding period in 2006 was attributable to the shift in our business mix reflecting stronger growth from our international business, as described above. The Pago Fácil business, which carries a lower margin than our existing consumer-to-business services, also contributed to the increase in cost of services. The stock compensation charge resulting from the acquisition of First Data, as described above, and incremental public company expenses were additional factors leading to the increase in cost of services in 2007.

Selling, general and administrative

Selling, general and administrative ("SG&A") expenses increased for the year ended December 31, 2008 compared to the same period in the prior year due to higher employee compensation expenses and restructuring and related expenses of $20.1 million, offset by better leverage of our marketing expenses as well as lower stock compensation charges in 2008, as described above.

SG&A expenses increased for the year ended December 31, 2007 compared to the corresponding period in 2006 primarily due to incremental public company expenses and the stock compensation charge related to KKR's acquisition of First Data, as described above. In addition, costs associated with the inclusion of the Pago Fácil business contributed to the increase in 2007 from 2006.

During the year ended December 31, 2008, marketing related expenditures, principally classified within SG&A, were approximately 5.0% of revenue due to better leveraging of our marketing expenditures. For the years ended December 31, 2007 and 2006, marketing related expenditures were approximately 6.0% and 6.5% of revenue, respectively. Marketing related expenditures include advertising, events, loyalty programs and the cost of employees dedicated to marketing activities. When making decisions with respect to marketing investments, we review opportunities for advertising and other marketing related expenditures together with opportunities for fee adjustments and other initiatives in order to best maximize the return on these investments. Such fee decreases and foreign exchange actions have impacted our annual consolidated revenue on average approximately 3% during 2006 and 2007 and approximately 1% in 2008. For further discussion regarding the impact of pricing decreases refer to the "Revenues overview" discussion within the consumer-to-consumer segment section.

Interest income

Interest income decreased during the year ended December 31, 2008 compared to 2007 due primarily to lower short-term interest rates, and to a lesser extent, lower average interest-bearing cash balances. Interest income increased during the year ended December 31, 2007 compared to 2006 due to higher international cash balances resulting from the net cash received in connection with the settlement of intercompany notes with First Data (net of certain other payments made to First Data) on the spin-off date, and from cash generated through our international operations. Also contributing to higher interest income in 2007 compared to 2006 was interest income recorded in connection with a $140.0 million loan made to one of our agents in the first quarter of 2006.

Interest expense

Interest expense decreased for the year ended December 31, 2008 compared to 2007 due to decreases in interest rates related to our floating rate debt. Interest expense increased for the year ended December 31, 2007 compared to 2006 due to interest expense on our outstanding borrowings that arose in connection with the spin-off on September 29, 2006. Interest expense was significantly higher in 2007 since the related borrowings were outstanding for the full year 2007 compared to three months during 2006.

Derivative (losses)/gains, net

Derivative (losses)/gains, net for the years ended December 31, 2008 and 2007 relate primarily to the portion of the change in fair value of foreign currency accounting hedges that is excluded from the measurement of effectiveness, which includes (a) differences between changes in forward rates and spot rates, and (b) gains or losses on the contract and any offsetting positions during periods in which the instrument is not designated as a hedge. Although the majority of changes in the value of our hedges are deferred in accumulated other comprehensive income or loss until settlement (i.e. spot rate changes), the remaining portion of changes in value are recognized in income as they occur. The significant volatility in the fluctuation in foreign currency forward rates compared to spot rates primarily related to the euro has resulted in charges of $6.9 million in the year ended December 31, 2008 compared to gains of $8.3 million in 2007.

Prior to September 29, 2006, we did not have any forward contracts that qualified as hedges, and therefore the unrealized gains and losses on these contracts were reflected within this line item in the consolidated statements of income prior to that date. Our foreign currency forward contracts that did not qualify as hedges under applicable derivative accounting rules were held primarily in the euro and British pound and had maturities of one year or less. Since these instruments did not qualify for hedge accounting treatment, there was resulting volatility in our net income for the periods presented prior to September 29, 2006. On September 29, 2006, we established our foreign currency forward positions to qualify for cash flow hedge accounting.

Foreign exchange effect on notes receivable from First Data, net

All euro denominated notes receivable with First Data, and related foreign currency swap agreements were settled in connection with the spin-off on September 29, 2006. Accordingly, no amounts related to the revaluation of such notes or related swaps were recorded during the years ended December 31, 2008 and 2007, explaining the decrease from the year ended December 31, 2006. No such amounts will be recognized in future periods.

Prior to the spin-off, the revaluation to fair market value of these euro denominated notes receivable from First Data and the related foreign currency swap arrangements benefited income before income taxes for the year ended December 31, 2006 by $10.1 million due to changes in the value of the euro compared to the United States dollar.

Interest income from First Data, net

Interest income from First Data, net consists of interest income earned on notes receivable from First Data, partially offset by interest incurred on notes payable to First Data. All notes receivable and payable were settled in connection with the spin-off on September 29, 2006, and accordingly, no such amounts were recognized during the years ended December 31, 2008 and 2007.

Other income, net

Changes in other income, net during the years ended December 31, 2008 and 2007 compared to the previous corresponding years were primarily attributable to fluctuations in equity earnings from equity method investments.

Income taxes

Our effective tax rates on pretax income were 25.8%, 29.9% and 31.5% for the years ended December 31, 2008, 2007 and 2006, respectively. We continue to benefit from an increasing proportion of profits being foreign-derived and therefore taxed at lower rates than our combined federal and state tax rates in the United States. In addition, the decreasing effective tax rate in 2008 compared to 2007 is also attributed to the implementation of foreign tax efficient strategies consistent with our overall tax planning and the favorable resolution of certain United States tax matters.

We have established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to our international operations restructured in 2003, whereby our income from certain foreign-to-foreign money transfer transactions has been taxed at relatively low foreign tax rates compared to our combined federal and state tax rates in the United States. As of December 31, 2008, the total amount of unrecognized tax benefits is a liability of $397.0 million, including accrued interest and penalties. Our reserves reflect our judgment as to the resolution of the issues involved if subject to judicial review. While we believe that our reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed our related reserve. With respect to these reserves, our income tax expense would include (i) any changes in tax reserves arising from material changes during the period in facts and circumstances (i.e. new information) surrounding a tax issue, and (ii) any difference from our tax position as recorded in the financial statements and the final resolution of a tax issue during the period. Such resolution could materially increase or decrease income tax expense in our consolidated financial statements in future periods.

The United States Internal Revenue Service ("IRS") completed its examination of the United States federal consolidated income tax returns of First Data for 2003 and 2004, of which we are a part, and issued a Notice of Deficiency in December 2008. The Notice of Deficiency alleges significant additional taxes, interest and penalties owed with respect to a variety of adjustments involving us and our subsidiaries, and we generally have responsibility for taxes associated with these potential Western Union-related adjustments under the tax allocation agreement with First Data executed at the time of the spin-off. We agree with a number of the adjustments in the Notice of Deficiency; however, we do not agree with the Notice of Deficiency regarding several substantial adjustments representing total alleged additional tax and penalties due of approximately $114 million. As of December 31, 2008, interest on the alleged amounts due for unagreed adjustments would be approximately $23 million. A substantial part of the alleged amounts due for these unagreed adjustments relates to our international restructuring, which took effect in the fourth quarter 2003, and, accordingly, the alleged amounts due related to such restructuring largely are attributable to 2004. We expect to contest those adjustments with which we do not agree with by filing a petition in the United States Tax Court. We believe our overall reserves are adequate, including those associated with adjustments alleged in the Notice of Deficiency. If the IRS' position in the Notice of Deficiency is sustained, our tax provision related to 2003 and later years would materially increase.

Earnings per share

During the years ended December 31, 2008, 2007 and 2006, basic earnings per share were $1.26, $1.13 and $1.20, respectively, and diluted earnings per share were $1.24, $1.11 and $1.19, respectively. All issued and outstanding shares of Western Union common stock until the spin-off on September 29, 2006, consisting of 100 shares, were held by First Data. Accordingly, for all periods presented prior to the spin-off date of September 29, 2006, basic and diluted earnings per share were computed using our basic shares outstanding as of the spin-off date.

Unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options on the presented dates are exercised and shares of restricted stock have vested. As of December 31, 2008, 2007 and 2006, there were 8.0 million, 10.4 million and 4.9 million, respectively, of outstanding options to purchase shares of Western Union stock excluded from the diluted earnings per share calculation under the treasury stock method as their effect is anti-dilutive. The treasury stock method assumes proceeds from the exercise price of stock options, the unamortized compensation expense and assumed tax benefits of options and restricted stock are available to acquire shares at an average price throughout the year, and therefore, reduce the dilutive effect throughout the year. Of the 43.6 million, 59.4 million and 73.8 million outstanding options to purchase shares of our common stock as of December 31, 2008, 2007 and 2006, respectively, approximately 47%, 58% and 60%, respectively, are held by employees of First Data.

Diluted earnings per share increased during the year ended December 31, 2008 compared to 2007 due to the increased net income as a result of the previously described factors and lower weighted-average diluted shares outstanding. The lower number of diluted shares outstanding was driven by stock repurchases exceeding stock option exercises in 2008 compared to 2007.

Diluted earnings per share decreased during the year ended December 31, 2007 compared to the previous period due to the decrease in net income as a result of the previously described factors and the increase in diluted shares outstanding. Prior to the September 29, 2006 spin-off date, there were no potentially dilutive instruments outstanding and, accordingly, the potentially dilutive shares arising in connection with the spin-off had minimal impact to 2006 due to the impact of weighting. In 2007, the dilutive shares outstanding were outstanding for a full year.

Segment Discussion

We manage our business around the consumers we serve and the types of services we offer. Each of our two segments addresses a different combination of consumer groups, distribution networks and services offered. Our segments are consumer-to-consumer and consumer-to-business, as described earlier. Businesses not considered part of these segments are categorized as "Other."

The business segment measurements provided to, and evaluated by, our CODM are computed in accordance with the following principles:

- The accounting policies of the reporting segments are the same as those described in the summary of significant accounting policies.
- Corporate and other overhead is allocated to the segments primarily based on a percentage of the segments' revenue.
- Expenses incurred in connection with the development of certain new service offerings, including costs to develop mobile money transfer services, new prepaid service offerings and non-recurring costs incurred to effect the spin-off are included in "Other."
- Restructuring and related activities of $82.9 million for the year ended December 31, 2008 have not been allocated to the segments. While these items are identifiable to our segments, they are not included in the measurement of segment operating profit provided to the CODM for purposes of assessing segment performance and decision making with respect to resource allocation. For additional information on restructuring and related activities refer to "Operating expenses overview."
- All items not included in operating income are excluded.

The following table sets forth the components of segment revenues as a percentage of the consolidated totals for the years ended December 31, 2008, 2007 and 2006.

Years Ended December 31,	2008	2007	2006
Consumer-to-consumer[(a)]			
EMEASA	44%	40%	38%
Americas	34%	37%	41%
APAC	7%	6%	5%
Total Consumer-to-consumer	85%	83%	84%
Consumer-to-business	14%	15%	14%
Other	1%	2%	2%
Total	100%	100%	100%

(a) The geographic split is determined based upon the region where the money transfer is initiated and the region where the money transfer is paid. For transactions originated and paid in different regions, we split the revenue between the two regions, with each region receiving 50%. For money transfers initiated and paid in the same region, 100% of the revenue is attributed to that region.

Consumer-to-Consumer Segment

The following table sets forth our consumer-to-consumer segment results of operations for the years ended December 31, 2008, 2007 and 2006.

	Years Ended December 31,			% Change	
(dollars and transactions in millions)	**2008**	2007	2006	2008 vs. 2007	2007 vs. 2006
REVENUES:					
Transaction fees	**$3,532.9**	$3,286.6	$3,059.0	7%	7%
Foreign exchange revenue	**893.1**	769.3	652.4	16%	18%
Other revenues	**45.6**	37.2	33.5	23%	11%
Total revenues	**$4,471.6**	$4,093.1	$3,744.9	9%	9%
Operating income	**$1,222.7**	$1,078.3	$1,069.7	13%	1%
Operating margin	**27%**	26%	29%		
KEY INDICATORS:					
Consumer-to-consumer transactions	**188.1**	167.7	147.1	12%	14%

The table below sets forth transaction and revenue growth/(decline) rates by region for the years ended December 31, 2008 and 2007.

Years Ended December 31,	**2008**	2007
Consumer-to-consumer transaction growth[(a)]:		
EMEASA	**23%**	26%
Americas	**2%**	5%
APAC	**27%**	34%
Consumer-to-consumer revenue growth/(decline)[(a)]:		
EMEASA	**16%**	18%
Americas	**(1)%**	(2)%
APAC	**22%**	34%

(a) In determining the revenue and transaction growth rates under the regional view in the above table, the geographic split is determined based upon the region where the money transfer is initiated and the region where the money transfer is paid. For transactions originated and paid in different regions, we split the transaction count and revenue between the two regions, with each region receiving 50%. For money transfers initiated and paid in the same region, 100% of the revenue and transactions are attributed to that region.

When referring to revenue and transaction growth rates for individual countries in the following discussion, all transactions to, from and within those countries, and 100% of the revenue associated with each transaction to, from and within those countries are included. India and China combined represented approximately 6%, 5% and 4% of consolidated Western Union revenues during the years ended December 31, 2008, 2007 and 2006, respectively. Mexico represented approximately 7%, 7% and 8% of consolidated Western Union revenues during the years ended December 31, 2008, 2007 and 2006, respectively.

Revenues overview

2008 COMPARED TO 2007

The primary drivers of consumer-to-consumer revenue growth are transaction fees and foreign exchange revenue. Consumer-to-consumer money transfer revenue growth was 9% for the year ended December 31, 2008 over the same period in 2007. This increase was driven by revenue growth of 13% in our international business on transaction growth of 17%. Our international business represents all transactions other than transactions between and within the United States and Canada and transactions to and from Mexico. Our international consumer-to-consumer business outside of the United States also continued to experience strong revenue growth for the year ended December 31, 2008 as a result of strong transaction growth.

However, during the fourth quarter of 2008, revenue was impacted by the weakening global economy and its effect on Western Union customers. In the fourth quarter, transaction growth rates slowed sequentially compared to the first nine months of 2008. In addition, the amount of money remitted per transaction declined in the fourth quarter of 2008 compared to the fourth quarter of 2007. These factors resulted in less transaction fee and foreign exchange revenue in the fourth quarter of 2008 compared to the fourth quarter of 2007.

Revenue growth in our EMEASA region was 16% on transaction growth of 23% for the year ended December 31, 2008 over the same period in 2007. The growth in our EMEASA region during the year ended December 31, 2008, was primarily driven by transaction growth and the impact of translating foreign currency denominated revenues into the United States dollar, specifically the euro, as further described below. Contributing to the growth in the EMEASA region was strong transaction growth of over 60% in our money transfer business to India for the year ended December 31, 2008 compared to the corresponding period in 2007, resulting in revenue growth of over 45%. Over the same period, revenue growth in the Gulf States continued to be strong. However, revenue growth in some European markets during the year ended December 31, 2008 slowed over the previous year, especially during the fourth quarter of 2008 as certain countries within Europe, such as Spain, have experienced declines in the housing industry and rising unemployment.

Fluctuations in the exchange rate between the United States dollar and currencies other than the United States dollar for the year ended December 31, 2008 have resulted in a benefit to transaction fee and foreign exchange revenue of $96 million, over the previous year, net of foreign currency hedges, that would not have occurred had there been constant currency rates. The positive impact to operating profit derived from foreign currency exchange rates increasing against the United States dollar during the year was offset by the impact of foreign currency derivative losses for those foreign currency derivatives not designated as hedges and the portion of fair value that is excluded from the measure of effectiveness for these contracts designated as hedges thereby resulting in a minimal impact to overall earnings per share. Transactions in the euro, which represent the majority of the Company's foreign currency denominated business, benefited revenue by $82 million and operating income by $19 million during the year. If exchange rates between the United States dollar and other currencies remain constant with those experienced at the end of 2008, or if the euro and certain other currencies continue to weaken against the United States dollar, we expect a negative impact on our revenue in 2009. However, the impact to earnings per share is expected to be less due to the impact of translation on our expenses and our hedging program.

Americas revenue declined 1% for the year ended December 31, 2008 compared to the corresponding period in 2007 but transactions grew 2% for the same period. The United States domestic and the United States outbound revenue continued to decline, due to the overall weakening in the United States economy and rising unemployment, for the year ended December 31, 2008. Within the Americas region, revenue declines in our domestic (transactions between and within the United States and Canada) business, which represents approximately 10% of consolidated revenue for the year ended December 31, 2008, continued to occur due to the factors described above. Although the domestic and United States outbound revenue declines experienced in 2008 have moderated compared to those experienced in 2007, we did experience increased revenue declines in the fourth quarter of 2008 compared to the third quarter of 2008, due to the further weakening in the United States economy.

Domestic revenue declined 6% on transaction declines of 3% for the year ended December 31, 2008 compared to the corresponding period in 2007. In addition, United States telephone money transfer revenues continued to decline, and website money transfer revenues were flat for the year ended December 31, 2008.

Revenue in our Mexico business was down 2% on transaction declines of 1% for the year ended December 31, 2008 compared to the same period in 2007. The Mexico business continues to be impacted by the weakening in the United States economy, noted earlier, with such declines increasing in the fourth quarter of 2008. During a few weeks in the fourth quarter 2008, the value of the Mexican peso decreased dramatically against the United States dollar and, as a result, we experienced a spike in transactions as United States senders took advantage of the more favorable exchange rates. As the devaluation of the peso was sudden and unusual, we needed to acquire pesos at less favorable rates in order to meet the demand for immediate payout in Mexico, which impacted the overall decline in revenue by less than $5 million.

In early July 2008, the Arizona Court of Appeals overturned a trial court's ruling in Western Union's favor regarding the authority of the Arizona Attorney General to seize money transfers originated in states other than Arizona and intended for payment in Mexico. In December, the Arizona Supreme Court agreed to hear the case, which was argued on January 13, 2009. However, a decision has not yet been rendered. The Arizona Attorney General has not attempted to resume the type of seizures that are at issue in this litigation. However, we remain subject to scrutiny in Arizona by law enforcement and regulatory agencies. The Arizona Attorney General has and continues to make extensive data requests of us regarding our operations, our agents and our consumers. On January 8, 2009, the Arizona Superior Court ruled in Western Union's favor and held that certain subpoenas for Western Union transaction data issued by the Arizona Attorney General were overbroad and unenforceable. However, the legal and regulatory environment in Arizona remains challenging, and we could become subject to additional civil and possibly criminal actions. To date, we have not experienced any measurable impact to our Americas business as a result of the recent Arizona Court of Appeals decision or the data requests by the Arizona Attorney General. However, additional civil or criminal actions or an unfavorable resolution of the case described above could adversely affect our business, financial position and results of operations.

Revenue and transaction growth in the APAC region for the year ended December 31, 2008 compared to the same period in 2007 was driven by strong inbound growth to the region, especially to the Philippines. China revenue and transactions grew at 13% and 11% for the year ended December 31, 2008 compared to the corresponding period in 2007, respectively. Revenue growth rates slowed to China during the third quarter of 2008, with revenue declining in the fourth quarter of 2008 compared to the same period in 2007, in part due to the weakening economic situation described previously and the decline in high revenue transactions from small entrepreneurs that typically make purchases in China.

Foreign exchange revenue increased for the year ended December 31, 2008 compared to the same period in the prior year due to an increase in cross-currency transactions primarily as a result of growth in international consumer-to-consumer transactions. As described above, foreign exchange revenue also benefited during the year ended December 31, 2008 compared to 2007 from the exchange rate between other currencies against the United States dollar, despite the negative impact of currency rate fluctuations in the fourth quarter of 2008.

We have historically implemented and will likely implement future strategic fee reductions and actions to reduce foreign exchange spreads, where appropriate, taking into account growth opportunities and competitive factors. Fee decreases and foreign exchange actions generally reduce margins, but are done in anticipation that they will result in increased transaction volumes and increased revenues over time. During the year ended December 31, 2008, fee decreases and foreign exchange actions have occurred at a significantly lower rate than in previous years. Such fee decreases and foreign exchange actions have impacted our annual consolidated revenue on average approximately 3% during 2006 and 2007 and approximately 1% in 2008.

Contributing to the increase in total consumer-to-consumer money transfer revenue and transaction growth in all periods presented was the growth in transactions at existing agent locations, the increased number of agent locations and marketing campaigns promoting the Western Union brand and services. The majority of transaction growth is derived from more mature agent locations; new agent locations typically contribute only marginally to revenue growth in the first few years of their operation. Increased productivity, measured by transactions per location, is often experienced as locations mature. We believe that new agent locations will help drive growth by increasing the number of locations available to send and receive money. We generally refer to locations with more than 50% of transactions being initiated (versus paid) as "send locations" and to the balance of locations as "receive locations." Send locations are the engine that drives consumer-to-consumer revenue. They contribute more transactions per location than receive locations. However, a wide network of receive locations is necessary to build each corridor and to help ensure global distribution and convenience for consumers to generate transactions. The number of send and receive transactions at an agent location can vary significantly due to such factors as customer demographics around the location, immigration patterns, the location's class of trade, hours of operation, length of time the location has been offering our services, regulatory limitations and competition. Each of the more than 375,000 agent locations in our agent network is capable of providing one or more of our services; however, not every location completes a transaction in a given period. For example, as of December 31, 2008, more than 85% of agent locations in the United States, Canada and Western Europe (representing at least one of our three money transfer brands) experienced money transfer activity in the previous 12 months. In the developing regions of Asia and other areas where there are primarily receive locations, approximately 70% of locations experienced money transfer activity in the previous 12 months. We periodically review locations to determine whether they remain enabled to perform money transfer transactions.

2007 COMPARED TO 2006

Consumer-to-consumer money transfer revenue growth was 9% for the year ended December 31, 2007 over 2006. This increase was driven by revenue growth of 15% in our international business on transaction growth of 20%. Our international consumer-to-consumer business outside of the United States also continued to experience strong revenue growth for the year ended December 31, 2007 as a result of strong transaction growth.

Revenue growth in our EMEASA region was 18% on transaction growth of 26% for the year ended December 31, 2007 over the same period in 2006. The growth in our EMEASA region during the year ended December 31, 2007, was primarily driven by transaction growth and the impact of the euro, as further described below. Contributing to the growth in the EMEASA region was strong transaction growth of 75% in our money transfer business to India for the year ended December 31, 2007, resulting in revenue growth of 44% for the year ended December 31, 2007.

In addition, fluctuations in the exchange rate between the euro and the United States dollar have resulted in a benefit to consumer-to-consumer transaction fee and foreign exchange revenue of $79 million for the year ended December 31, 2007 over 2006, that would not have occurred had there been a constant exchange rate. For the years ended December 31, 2007, the related benefit to operating income was $12 million.

Americas revenue declined 2% for the year ended December 31, 2007 but transactions grew 5% for the same period. The United States to Mexico, United States domestic and the United States outbound revenue were adversely impacted by various factors in the United States for the year ended December 31, 2007. These factors, which began in the second quarter 2006, include the immigration debate and market softness, in part due to the slowdown in the construction industry. We responded to these factors by launching distribution, pricing, advertising, promotion and community outreach initiatives.

Within the Americas region, revenue declines in our domestic business, which represents approximately 11% of consolidated revenue for the year ended December 31, 2007, continued to occur due to the factors described above. Domestic revenue declined 10% on transaction declines of 4% for the year ended December 31, 2007 over the same period in 2006. Domestic revenue declined at a higher rate than transactions, due in part to the impact of price decreases and lower principal amounts sent. In addition, transactions and revenues for money transfers initiated on our website and through the telephone declined for the year ended December 31, 2007 compared to the same period in 2006. Transactions initiated in the United States were impacted by tightened controls implemented beginning in early 2007 by Western Union, card issuing banks and card associations in response to credit and debit card fraud in the United States. These tightened controls have directly impacted our consumers' ability to use their debit and credit cards to send money on our website and through the telephone, decreasing the volume of transactions. Card issuing banks and card associations have begun to allow more consumer transactions to be processed, in part in response to Western Union's own increased scrutiny of these transactions.

Revenue in our Mexico business, which represented 7% of consolidated revenue for the year ended December 31, 2007, declined 4% for the year ended December 31, 2007 compared to 2006, despite increased transaction growth of 4% for the same period due to price reductions taken in the early part of 2007. However, Mexico revenue and transaction growth rates began to converge during each sequential quarter in 2007 as there were no significant pricing reductions after the early part of 2007.

Revenue and transaction growth in the APAC region for the year ended December 31, 2007 compared to the same period in 2006 was driven by strong inbound growth to the region, especially to the Philippines. China revenue and transactions grew at 37% and 25% for the year ended December 31, 2007 compared to the corresponding period in 2006, respectively.

Foreign exchange revenue increased for the year ended December 31, 2007 compared to the same period in the prior year due to an increase in cross-currency transactions primarily as a result of strong growth in international consumer-to-consumer transactions, partially offset by reduced foreign exchange rate spreads in selected markets.

Operating income

2008 COMPARED TO 2007

Consumer-to-consumer operating income increased for the year ended December 31, 2008 compared to 2007, primarily driven by higher revenue and related profits from increased transactions internationally and lower stock-based compensation expenses. Of the $22.3 million accelerated stock-based compensation vesting charge in 2007 taken in connection with the change in control of First Data, that did not recur in 2008, $18.9 million was allocated to this segment in 2007. During the year ended December 31, 2008 compared to 2007, the operating income increase was partially offset by revenue declines in our United States businesses, and higher employee compensation expenses. The ongoing shift in our business mix reflecting stronger growth in our international business, which carries lower profit margins than in our United States originated business, also impacted consumer-to-consumer operating income during the year ended December 31, 2008. As described earlier in the revenues overview and due to the same factors, operating income growth for the consumer-to-consumer segment was lower in the fourth quarter of 2008 than that experienced in the previous nine months.

Consumer-to-consumer operating income margin also increased during the year ended December 31, 2008 compared to 2007, primarily due to lower stock-based compensation expense, as described above. This increase was partially offset by revenue declines in our United States businesses and the ongoing shift in our business mix reflecting stronger growth in our international business, which carries lower profit margins than in our United States originated business as noted earlier. However, we have been experiencing a convergence between international operating profits margins and profit margins of our United States originated businesses.

2007 COMPARED TO 2006

The consumer-to-consumer segment's operating income increased by 1% for the year ended December 31, 2007 compared to the corresponding period in 2006. This increase was primarily driven by increased revenue in our international business. Operating income during the year ended December 31, 2007 was impacted by the ongoing shift in our business mix reflecting stronger growth in our international business, which carries lower profit margins than in our United States originated businesses. However, we have been experiencing a convergence between international operating profit margins and profit margins of our United States originated businesses. Operating income during the year ended December 31, 2007 was adversely impacted by incremental public company expenses which are incremental to both costs allocated by First Data prior to the spin-off and presumed overhead allocations from First Data had we remained part of First Data. Such incremental public company expenses include salaries, benefits, equipment, supplies and other costs incurred in connection with operating as a separate public company. In addition, we recognized an accelerated non-cash stock compensation charge of $22.3 million taken in connection with the change in control of First Data, of which 85% was allocated to the consumer-to-consumer segment.

Consumer-to-Business Segment

The following table sets forth our consumer-to-business segment results of operations for the years ended December 31, 2008, 2007 and 2006.

	Years Ended December 31,			% Change	
(dollars and transactions in millions)	**2008**	2007	2006	2008 vs. 2007	2007 vs. 2006
REVENUES:					
Transaction fees	**$668.1**	$665.5	$593.7	–	12%
Other revenues	**51.7**	54.4	42.5	(5)%	28%
Total revenues	**$719.8**	$719.9	$636.2	–	13%
Operating income	**$199.4**	$223.7	$223.3	(11)%	–
Operating margin	**28%**	31%	35%		
KEY INDICATORS:					
Consumer-to-business transactions	**412.1**	404.5	249.4	2%	62%

Revenues

2008 COMPARED TO 2007

During the year ended December 31, 2008, overall revenue was flat compared to the corresponding period in 2007, as revenue growth in the Pago Fácil business was offset by a decline in United States cash-based bill payment revenue. The consumer-to-business segment, including the United States electronic-based bill payments business which experienced flat revenues year over year, was adversely impacted in the last half of 2008 due to the weakening economy in the United States. Some consumers who are likely to use our services are having difficulty paying their bills and are unable to obtain credit in any form, resulting in us handling fewer bill payments.

2007 COMPARED TO 2006

Transaction growth of 62% and revenue growth of 13% in the year ended December 31, 2007 compared to the same period in 2006 primarily resulted from the acquisition of Pago Fácil and growth in electronic bill payments, partially offset by slight declines in United States cash-based bill payments.

In December 2006, we acquired the remaining 75% interest in Pago Fácil. Prior to the acquisition, we held a 25% interest in Pago Fácil. This acquisition contributed $67.7 million and $3.6 million in revenue for the years ended December 31, 2007 and 2006, respectively, of which

$64.4 million and $3.6 million related to our consumer-to-business segment in the years ended December 31, 2007 and 2006, respectively. Revenue growth for the year ended December 31, 2007 compared to the same period in 2006, excluding Pago Fácil, was 4%. Transaction growth, excluding Pago Fácil, was 1% during the year ended December 31, 2007, compared to the same period in 2006.

Operating income

2008 COMPARED TO 2007

Operating income for the consumer-to-business segment decreased for the year ended December 31, 2008 compared to 2007 primarily due to operating income declines in the United States-based bill payments businesses, partially offset by growth in Pago Fácil payments. Operating income margins also declined as United States electronic-based and Pago Fácil payments, which cumulatively represented a higher percentage of consumer-to-business revenues in 2008 compared to 2007, have lower operating margins than the declining higher margin United States cash-based bill payments business. Partially offsetting operating income declines for the year ended December 31, 2008 compared to 2007 was lower stock-based compensation expenses as described in the "consumer-to-consumer" operating income discussion.

2007 COMPARED TO 2006

Operating income for the consumer-to-business segment was unchanged for the year ended December 31, 2007 compared to the same period in 2006 because of the impact of Pago Fácil and revenue growth in the segment's electronic-based services businesses, and was offset by incremental public company expenses and the accelerated stock compensation charge taken in connection with the change in control of First Data. Operating income for the period grew at a lower rate than revenues as Pago Fácil and the electronic-based services have lower operating margins compared to the higher margin United States cash-based bill payments business, as well as the incremental public company expenses and accelerated stock compensation charge noted above.

Other

The following table sets forth other results for the years ended December 31, 2008, 2007 and 2006.

	Years Ended December 31,			% Change	
(dollars and transactions in millions)	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Revenues	$90.6	$87.2	$89.1	4%	(2)%
Operating income	$15.8	$20.0	$18.4	(21)%	9%
Operating income margin	17%	23%	21%		

Revenues

2008 COMPARED TO 2007

Revenue increased for the year ended December 31, 2008 over the same period in 2007 due to revenue growth in our prepaid services business generated outside of the United States.

First Data, through its subsidiary Integrated Payment Systems Inc. ("IPS"), issues our Western Union branded money orders, pursuant to a five-year agreement that was executed in conjunction with the spin-off. On July 18, 2008, we entered into an agreement with IPS which modified the existing business relationship with respect to the issuance and processing of money orders. Under the terms of that agreement beginning on October 1, 2009 (the "Transition Date"), IPS will assign and transfer to us certain operating assets used by IPS to issue money orders and an amount of cash sufficient to satisfy all outstanding money order liabilities. On the Transition Date, we will assume IPS's role as issuer of the money orders, including its obligation to pay outstanding money orders and will terminate the existing agreement whereby IPS pays us a fixed return on the outstanding money order balances (which vary from day to day but approximate $800 million). Following the Transition Date, we will invest the cash received from IPS in high-quality, investment grade securities in accordance with applicable regulations, which are the same as those currently governing the investment of our United States originated money transfer principal. In anticipation of our exposure to fluctuations in interest rates, we have entered into interest rate swaps on certain of our fixed rate notes. Through a combination of the revenue generated from these investment securities and the anticipated interest expense savings resulting from these interest rate swaps, we estimate that we should be able to retain subsequent to the Transition Date, on a pretax income basis through 2011, a comparable rate of return as we are receiving under our current agreement with IPS. However, revenue may be lower.

Subsequent to the Transition Date, all revenue generated from the management of the investment portfolio will be retained by us and none will be shared with our agents. IPS will continue to provide to us clearing services necessary for payment of the money orders in exchange for the payment by us to IPS of a per-item administrative fee. We will no longer provide to IPS the services required under the original money order agreement or receive from IPS the fee for such services.

2007 COMPARED TO 2006

Our money order and prepaid services businesses, including prepaid services acquired through our acquisition of Pago Fácil, accounted for 100% and 94% of "Other" revenue in 2007 and 2006, respectively. We previously operated messaging and international prepaid cellular top-up businesses, which were shut down or disposed of in early 2006. Revenue remained relatively constant for the year ended December 31, 2007, due to moderate growth in our money order and prepaid services businesses, offset by the loss of revenue from our shut-down or disposed of businesses, which generated revenue for a portion of 2006, while neither business generated revenue in 2007.

Operating Income

2008 COMPARED TO 2007

For the year ended December 31, 2008, the decrease in operating income was driven by operating income declines related to our money order business, costs incurred to develop mobile money transfer services and our prepaid business within the United States, offset by increased revenue and related profits from our prepaid services business outside of the United States.

2007 COMPARED TO 2006

For the year ended December 31, 2007, the increase in operating income was driven by modest growth from our prepaid services.

Further financial information relating to each of our segments' external revenue, operating profit measures and total assets is set forth in Note 17 to our consolidated financial statements.

Capital Resources and Liquidity

Our primary source of liquidity has been cash generated from our operating activities, derived primarily from net income, and fluctuations in working capital. Our working capital is affected by the timing of interest payments on our outstanding borrowings, timing of income tax payments, and collections on receivables, among other items. The majority of our interest payments are due in the second and fourth quarters which results in a decrease in the amount of cash provided by operating activities in those quarters, and a corresponding increase to the first and third quarters.

Our future cash flows generated from operating activities could be impacted by a variety of factors, some of which are out of our control, including changes in economic conditions, especially those impacting the migrant population, and changes in income tax laws or the status of income tax audits.

A significant portion of our cash flows from operating activities has been generated from subsidiaries, some of which are regulated entities. These subsidiaries may transfer all excess cash to the parent company for general corporate use, except for assets subject to legal or regulatory restrictions. Such assets include those located in countries outside of the United States containing restrictions from being transferred outside of those countries and cash and investment balances that are maintained by our regulated subsidiary to secure certain money transfer obligations initiated in the United States in accordance with applicable state regulations in the United States. Significant changes in the regulatory environment for money transmitters could impact our primary source of liquidity.

On December 5, 2008, we entered into a senior, unsecured, 364-day term loan in an aggregate principal amount of $500 million (the "Term Loan") with a syndicate of lenders. The Term Loan was used for general corporate purposes, including the repayment of commercial paper utilized to retire $500 million of floating rate notes that came due on November 17, 2008. As market conditions allow, we intend to refinance our Term Loan in 2009 with new financing sources. Based on market conditions at the time such re-financing occurs, we may not be able to obtain new financing under similar conditions as historically reported.

Taking into account our projected share repurchases, dividends, our pending acquisition, capital expenditures, and debt service during 2009, we believe our cash flows generated from operating activities and available financing sources will provide us with an adequate source of liquidity to meet the needs of our business.

Cash and Investment Securities

As of December 31, 2008, we have cash and cash equivalents of $1.3 billion. Our foreign entities held $597.9 million of our cash and cash equivalents at December 31, 2008. Our ongoing cash management strategies to fund our business needs could cause United States and foreign cash balances to fluctuate.

Repatriating foreign funds to the United States would, in many cases, result in significant tax obligations because most of these funds have been taxed at relatively low foreign tax rates compared to our combined federal and state tax rate in the United States. We expect to use foreign funds to expand and fund our international operations and to acquire businesses internationally.

On September 15, 2008, we requested redemption of our shares in the Reserve International Liquidity Fund, Ltd. (the "Fund"), a money market fund, totaling $298.1 million. We did not receive any portion of the redemption payment prior to December 31, 2008, and accordingly, we have reclassified the total amount due from "Cash and cash equivalents" to "Other assets" in the consolidated balance sheet as of December 31, 2008. This surplus cash was not required or used for daily operations. At the time the redemption request was made, we were informed by the Reserve Management Company, the Fund's investment advisor (the "Manager"), that our redemption trades would be honored at a $1.00 per share net asset value. On January 30, 2009, we received a partial distribution from the Fund of $193.6 million. We expect to receive the remaining redemption amount based on written and verbal representations from the Manager to date and our current legal position regarding our redemption priority. We expect to receive the remaining payment based on the maturities of the underlying investments in the Fund and the outcome of the litigation process. There is a risk the redemption process could be delayed and that we could receive less than the $1.00 per share net asset value, should a pro-rata distribution occur. Based on net asset information provided by the Fund, our exposure related to pro-rata distribution could be $12 million, excluding settlement costs incurred by the Fund. We believe that, despite this situation, we have adequate liquidity to meet our business needs through our existing cash balances, our ability to generate cash flows through operations, and the amounts available to borrow under our commercial paper program and our revolving credit facility, as described under "Financing Resources" below.

In many cases, we receive funds from money transfers and certain other payment services before we settle the payment of those transactions. These funds, referred to as "settlement assets" on our consolidated balance sheets, are not used to support our operations. However, we earn income from investing these funds. We maintain a portion of these settlement assets in highly liquid investments, classified as "cash and cash equivalents" within "settlement assets," to fund settlement obligations.

A portion of our settlement assets are held in investment securities, substantially all of which are highly rated state and municipal debt instruments, totaling $405.6 million as of December 31, 2008. Most state regulators in the United States require us to maintain specific high-quality, investment grade securities and such investments are intended to secure relevant outstanding settlement obligations in accordance with applicable regulations. We do not hold financial instruments for trading purposes, and all of our investment securities are classified as available-for-sale and recorded at fair value.

Investment securities are exposed to market risk due to changes in interest rates and credit risk. We regularly monitor credit risk and attempt to mitigate our exposure by making high quality investments. As of December 31, 2008, the significant majority of our investment securities had credit ratings of "AA-" or better from a major credit rating agency. Our investment securities are also actively managed with respect to concentration. As of December 31, 2008, there were no investments with a single issuer or individual securities representing more than 10% of our investment securities portfolio.

IPS, our third-party issuer of Western Union money orders, holds the settlement assets generated from the sale of money orders, and maintains the responsibility for investing those funds. Based on the terms of the agreement with IPS, we are provided with a fixed rate of return on the funds awaiting settlement. In connection with the July 18, 2008 agreement we entered into with IPS, on October 1, 2009 we will assume the responsibility for the settlement of money orders and will have responsibility for managing the investment portfolio. On the same date, we will receive an amount of cash sufficient to satisfy all outstanding money order liabilities, which vary from day to day but approximate $800 million. In anticipation of our exposure to fluctuations in interest rates, we have entered into interest rate swaps on certain of our fixed rate notes. Through a combination of the revenue generated from these investment securities and the anticipated interest expense savings resulting from these interest rate swaps, we estimate that we should be able to retain subsequent to the Transition Date, on a pretax income basis through 2011, a comparable rate of return as we are receiving under our current agreement with IPS.

Cash Flows from Operating Activities

During the years ended December 31, 2008 and 2007, cash provided by operating activities was $1,253.9 million and $1,103.5 million, respectively. Cash flows provided by operating activities increased due to increased net income and working capital fluctuations in 2008.

During the years ended December 31, 2007 and 2006, cash provided by operating activities was $1,103.5 million and $1,108.9 million, respectively. Cash flows provided by operating activities was consistent between 2007 and 2006, despite decreased net income. The decrease in net income was, in part, due to increased non-cash charges which did not decrease cash flows. Cash flows from operating activities also benefited from favorable working capital fluctuations in 2007.

Financing Resources

As of December 31, 2008 and 2007, we have the following outstanding borrowings (in millions):

	2008	2007
DUE IN LESS THAN ONE YEAR:		
Commercial paper	**$ 82.9**	$ 338.2
Term loan	**500.0**	–
Floating rate notes, due November 2008[(a)]	**–**	500.0
DUE IN GREATER THAN ONE YEAR:		
5.400% notes, net of discount, due 2011[(b)]	**1,042.8**	1,002.8
5.930% notes, net of discount, due 2016[(c)]	**1,014.4**	999.7
6.200% notes, net of discount, due 2036	**497.4**	497.3
Other borrowings	**6.0**	–
Total borrowings	**$3,143.5**	$3,338.0

(a) The floating rate notes were redeemed upon maturity on November 17, 2008.

(b) At December 31, 2008 and 2007, we held interest rate swaps related to the 5.400% notes due 2011 ("2011 Notes") with an aggregate notional amount of $550 million and $75 million, respectively. The carrying value of the 2011 Notes has been adjusted for the impact of these hedges. During the fourth quarter of 2008, we terminated an aggregate notional amount of $195 million of interest rate swaps. We received cash of $10.7 million on the termination of these swaps, the offset of which is reflected in "Borrowings" and will be reclassified as a reduction to "Interest expense" over the life of the 2011 notes.

(c) At December 31, 2008, we held an interest rate swap related to the 5.930% notes due 2016 ("2016 Notes") with an aggregate notional amount of $110 million. The carrying value of the 2016 Notes has been adjusted for the impact of these hedges.

Commercial Paper

Pursuant to our commercial paper program, we may issue unsecured commercial paper notes in an amount not to exceed $1.5 billion outstanding at any time. Our commercial paper borrowings may have maturities of up to 397 days from date of issuance. Interest rates for borrowings are based on market rates at the time of issuance. Our commercial paper borrowings at December 31, 2008 and 2007 had a weighted-average interest rate of approximately 4.1% and 5.5%, respectively, and weighted-average initial terms of 27 days and 36 days, respectively.

Revolving Credit Facility

Our revolving credit facility expires in 2012 and includes a $1.5 billion revolving credit facility, a $250.0 million letter of credit sub-facility and a $150.0 million swing line sub-facility (the "Revolving Credit Facility"). Interest due under the Revolving Credit Facility is fixed for the term of each borrowing and is payable according to the terms of that borrowing. Generally, interest is calculated using a selected LIBOR rate plus an interest rate margin of 19 basis points. A facility fee of 6 basis points on the total facility is payable quarterly regardless of usage. The facility fee percentage is determined based on our credit rating assigned by Standard & Poor's Ratings Services ("S&P") and/or Moody's Investor Services, Inc. ("Moody's"). In addition, to the extent the aggregate outstanding borrowings under the Revolving Credit Facility exceed 50% of the related aggregate commitments, a utilization fee of 5 basis points as of December 31, 2008 based upon such ratings is payable to the lenders on the aggregate outstanding borrowings.

As of December 31, 2008, we had no outstanding borrowings and had approximately $1.4 billion available to borrow, which is net of our current commercial paper borrowings backed by this Revolving Credit Facility. Our Revolving Credit Facility, which is diversified through a group of 15 participating institutions, is used to provide general liquidity for us and to support our commercial paper program, which we believe enhances our short term credit rating. The largest commitment from any single financial institution within the total committed balance of $1.5 billion is approximately 20%. All banks within this group were rated at least an A- or better as of December 31, 2008. If the amount available to borrow under the Revolving Credit Facility decreased, or if the Revolving Credit Facility were eliminated, the cost and availability of borrowing under the commercial paper program may be impacted.

Term Loan

On December 5, 2008, we entered into a senior, unsecured, 364-day term loan in an aggregate principal amount of $500 million (the "Term Loan") with a syndicate of lenders. The Term Loan was used for general corporate purposes, including the repayment of commercial paper utilized to retire $500 million of floating rate notes that came due on November 17, 2008. The Term Loan allows the selection between two different interest rate calculations. For the current period, we selected an interest rate calculation using the one-month LIBOR plus a 2% applicable margin (3.875% at December 31, 2008). A loan fee is also payable quarterly, beginning December 31, 2008, on the total loan (50 basis points as of December 31, 2008). The applicable margin and loan fee percentage are determined based on our credit ratings assigned by S&P and/or Moody's. A duration fee is payable 90 days and 180 days after the closing date of December 5, 2008 equal to 0.25% and 0.50%, respectively, of the loan balance on each date.

Notes

On September 29, 2006, we issued $1.0 billion aggregate principal amount of unsecured notes maturing on October 1, 2016. Interest on the 2016 Notes is payable semiannually on April 1 and October 1 each year. We may redeem the 2016 Notes at any time prior to maturity at the applicable treasury rate plus 20 basis points.

On November 17, 2006, we issued $2 billion aggregate principal amount of unsecured fixed and floating rate notes, comprised of $500 million aggregate principal amount of our Floating Rate Notes due 2008 (the "Floating Rate Notes"), $1 billion aggregate principal amount notes due 2011 and $500 million aggregate principal amount of notes due 2036 (the "2036 Notes"). The Floating Rate Notes were redeemed upon maturity in November 2008.

Interest with respect to the 2011 Notes and 2036 Notes is payable semiannually in arrears on May 17 and November 17 each year. We may redeem the 2011 Notes and the 2036 Notes at any time prior to maturity at the applicable treasury rate plus 15 basis points and 25 basis points, respectively.

Credit Ratings and Debt Covenants

The credit ratings on our debt are an important consideration in managing our financing costs and facilitating access to additional capital on favorable terms. Factors that we believe are important in assessing our credit ratings include earnings, cash flow generation, leverage, available liquidity and overall business risks.

Our Revolving Credit Facility contains a facility fee and a utilization fee, and our Term Loan contains a loan fee and an application margin, all of which is determined based on our credit rating assigned by S&P and/or Moody's, as further described above. We do not have any other terms within our debt agreements or other contracts that are tied to changes in our credit ratings. The table below summarizes our credit ratings as of December 31, 2008:

December 31, 2008	S&P	Moody's	Fitch
Short-term rating	A-2	P-2	F2
Senior unsecured	A-	A3	A-
Ratings outlook	Stable	Stable	Stable

These ratings are not a recommendation to buy, sell or hold any of our securities. Our credit ratings may be subject to revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. We cannot ensure that a rating will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances so warrant. A downgrade or a negative outlook provided by the rating agencies could result in the following:

- Our access to the commercial paper market may be limited, and if we were downgraded below investment grade, our access to the commercial paper market would likely be eliminated;
- Our borrowing costs on certain existing borrowings would increase;
- We may be required to pay a higher interest rate in future financings;
- Our potential pool of investors and funding sources may decrease;
- Regulators may impose additional capital and other requirements on us, including imposing restrictions on the ability of our regulated subsidiaries to pay dividends; and
- Our agent relationships may be adversely impacted, particularly those agents that are financial institutions or post offices.

The indenture governing our notes, the Revolving Credit Facility and the Term Loan all contain covenants which, among other things, limit or restrict our ability to sell or transfer assets or enter into a merger or consolidate with another company, grant certain types of security interests, incur certain types of liens, impose restrictions on subsidiary dividends, enter into sale and leaseback transactions, or incur certain subsidiary level indebtedness. In addition, the Revolving Credit Facility and Term Loan require us to maintain a consolidated adjusted EBITDA interest coverage ratio of greater than 2:1 and 3:1, respectively, (ratio of consolidated adjusted EBITDA, defined as net income plus the sum of (a) interest expense, (b) income tax expense, (c) depreciation expense, (d) amortization expense, (e) any other non-cash deductions, losses or changes made in determining net income for such period and (f) extraordinary losses or charges, and minus extraordinary gains, in each case determined in accordance with United States GAAP for such period, to interest expense) for each period comprising the four most recent consecutive fiscal quarters. Our consolidated interest coverage ratio was 10:1 as of December 31, 2008. Prepayments under the Term Loan are allowed and are required based on the cash proceeds from other indebtedness, issuance of equity, or sale of assets over $250 million.

As of December 31, 2008, we are in compliance with our debt covenants. A violation of our debt covenants could impair our ability to borrow, and outstanding amounts borrowed could become due, thereby restricting our ability to use our excess cash for other purposes.

Cash Priorities

Capital Expenditures

The total aggregate amount capitalized for contract costs, purchases of property and equipment, and purchased and developed software was $153.7 million, $192.1 million and $202.3 million in 2008, 2007 and 2006, respectively. Amounts capitalized for new and renewed agent contracts were $82.8 million, $80.9 million and $124.1 million in 2008, 2007 and 2006, respectively. Such contract costs vary depending on the terms of existing contracts as well as the timing of new and renewed contract signings. Other capital expenditures during 2008, 2007 and 2006 included purchased and developed software costs and purchases of property and equipment representing investments in our information technology infrastructure and the renovation of certain facilities.

Acquisition of businesses, net of cash acquired

In December 2008, we acquired 80% of our existing money transfer agent in Peru for a purchase price of $35.0 million. The aggregate consideration paid was $29.7 million, net of a holdback reserve of $3.0 million and cash acquired of $2.3 million.

On August 1, 2008, we acquired the money transfer assets from our existing money transfer agent in Panama for a purchase price of $18.3 million, which is net of cash acquired. The consideration paid was $14.3 million, net of a holdback reserve of $4.0 million.

In December 2006, we acquired Pago Fácil for a total purchase price of $69.8 million, less cash acquired of $3.0 million. Prior to December 2006, we held a 25% interest in Pago Fácil, which was treated as an equity method investment. As a result of acquiring the additional 75% ownership, our entire investment in and results of operations of Pago Fácil have been included in the consolidated financial statements since the acquisition date.

We expect that we will continue to pursue opportunities to acquire companies, particularly outside of the United States, that complement our existing businesses worldwide.

Share Repurchases and Dividends

Since September 2006, the Board of Directors has authorized common stock repurchases of up to $3.0 billion consisting of a $1.0 billion authorization in June 2008 ("2008 Authorization"), a $1.0 billion authorization in December 2007 ("2007 Authorization") and a $1.0 billion authorization in September 2006. Both the 2007 Authorization and the authorization in 2006 have been fully utilized. During the years ended December 31, 2008, 2007 and 2006, 58.1 million, 34.7 million and 0.9 million shares, respectively, were repurchased for $1,313.9 million, $726.5 million and $19.9 million, respectively, excluding commissions, at an average cost of $22.60, $20.93 and $22.78 per share, respectively. As of December 31, 2008, $939.7 million remains available under the 2008 Authorization for purchases through December 31, 2009.

During the fourth quarter of 2008, our Board of Directors declared an annual cash dividend of $0.04 per common share, representing $28.4 million, which was paid in December 2008. During the fourth quarter of 2007, our Board of Directors declared an annual cash dividend of $0.04 per common share, representing $30.0 million, which was paid in December 2007. During the fourth quarter of 2006, our Board of Directors declared a cash dividend of $0.01 per common share, representing $7.7 million, which was paid in December 2006.

Equity Investments In and Loans to Certain Key Agents

In October 2007, we entered into agreements totaling $18.3 million to convert our non-participating interest in a joint venture with our Singapore agent, Hersing Corporation Ltd., into a fully participating 49% equity interest and extended the agent relationship at more favorable commission rates to Western Union. As a result, we earn a pro-rata share of profits and have enhanced voting rights. We also have the right to add additional agent relationships in Singapore under this agreement. In October 2007, we completed an agreement to acquire a 25% ownership interest in GraceKennedy Money Services Caribbean SRL ("GraceKennedy"), an agent in Jamaica (which also acts as our agent in several other Caribbean countries), and to extend the term of the agent relationship for $29.0 million. The aggregate consideration paid resulted in $20.2 million of identifiable intangible assets, including capitalized contract costs, which are being amortized over seven to 10 years.

From time to time, we also make advances and loans to agents. Most significantly, in the first quarter 2006, we signed a six year agreement with one of our existing agents which included a four year loan of $140.0 million to the agent, of which $40.0 million, $30.0 million and $20.0 million were repaid in the years ended December 31, 2008, 2007 and 2006, respectively. The terms of the loan agreement require that a percentage of commissions earned by the agent (64% in 2009) be withheld as repayment of the loan and the agent remains obligated to repay the loan if commissions earned are not sufficient. The remaining loan receivable balance relating to this agent as of December 31, 2008 and 2007, net of discount, was $47.0 million and $67.5 million, respectively.

As opportunities arise, we expect we will continue to strategically invest in agents to further strengthen our business.

Debt Service Requirements

Our 2009 debt service requirements will include the $500 million Term Loan principal balance, payments on existing borrowings and any future borrowings under our commercial paper program and interest payments on all outstanding indebtedness. We have the ability to use existing financing sources, such as our Revolving Credit Facility and commercial paper program, to meet debt obligations as they arise. As market conditions allow, we intend to refinance our Term Loan with new financing sources. Based on market conditions at the time such re-financing occurs, we may not be able to obtain new financings under similar conditions as historically reported.

Our ability to continue to grow the business, make acquisitions, return capital to shareholders, primarily through share repurchases, and service our debt will depend on our ability to continue to generate excess operating cash through our operating subsidiaries and to continue to receive dividends from those operating subsidiaries, our ability to obtain adequate financing and our ability to identify the appropriate acquisitions that will align with our long-term strategy.

Prior to Spin-Off from First Data

Prior to the spin-off, excess cash generated from our domestic operations that was not required to meet certain regulatory requirements was periodically advanced to First Data and was reflected as a receivable from First Data. In addition, we periodically paid dividends to First Data.

First Data and its subsidiaries provided a number of services on behalf of our business, including shared services, which were reimbursed periodically. Also, when we were a segment of First Data, we benefited from First Data's financing resources.

Off-Balance Sheet Arrangements

Other than facility and equipment leasing arrangements disclosed in Note 12 to our consolidated financial statements, we have no material off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Pension Plans

We have two frozen defined benefit plans that together had a recorded unfunded pension obligation of $107.1 million as of December 31, 2008. During the period from 2006 to 2008, we did not make contributions to these plans. Due to the impact of recent legislation enacted, we will not be required to contribute to these plans during 2009, but estimate we will be required to fund approximately $20 to $25 million in 2010.

Our most recent measurement date for our pension plans is December 31, 2008. The calculation of the funded status and net periodic benefit income is dependent upon two primary assumptions: (1) expected long-term return on plan assets; and (2) discount rate. Our expected long-term return on plan assets was 7.50% for 2008 and 2007. If actual asset returns exceed the expected return on plan assets by 100 basis points, the plans' funded status would improve by $3 million. The discount rate assumption for the company's benefit obligation was 6.26% and 6.02% for 2008 and 2007, respectively. A 100 basis point change in the discount rate would change the funded status by $30 million. Due to the frozen status of our plans, a 100 basis point change in these assumptions would not be significant to the net periodic benefit income or expense of our plans.

Contractual Obligations

The following table summarizes our contractual obligations to third parties as of December 31, 2008 and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in millions).

	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
Borrowings, including interest[a]	$4,593.0	$731.3	$1,299.1	$177.2	$2,385.4
Purchase obligations[b]	160.2	42.3	42.7	30.2	45.0
Foreign currency forward contracts[c]	10.8	8.4	2.4	–	–
Operating leases	102.6	23.5	30.4	19.4	29.3
Unrecognized tax benefits[d]	397.0	–	–	–	–
Capitalized contract costs[e]	0.9	0.9	–	–	–
Estimated pension funding[f]	123.1	–	43.7	39.8	39.6
	$5,387.6	$806.4	$1,418.3	$266.6	$2,499.3

(a) We have estimated our interest payments based on i) projected LIBOR rates in calculating interest on commercial paper borrowings and our Term Loan, ii) projected commercial paper borrowings outstanding throughout 2009, and the assumption that no such amounts will be outstanding beyond 2009, and iii) the assumption that no debt issuances or renewals will occur upon the maturity dates of our fixed notes and Term Loan. Our Term Loan matures in December 2009 and we plan to refinance this facility in 2009 with new financing sources.

(b) Many of our contracts contain clauses that allow us to terminate the contract with notice, and with or without a termination penalty. Termination penalties are generally an amount less than the original obligation. Certain contracts also have an automatic renewal clause if we do not provide written notification of our intent to terminate the contract. Obligations under certain contracts are usage-based and are, therefore, estimated in the above amounts. Historically, we have not had any significant defaults of our contractual obligations or incurred significant penalties for termination of our contractual obligations.

(c) Represents the liability position of our foreign currency forward contracts as of December 31, 2008, which will fluctuate based on market conditions.

(d) The timing of cash payments on unrecognized tax benefits, including accrued interest and penalties, is inherently uncertain because the ultimate amount and timing of such liabilities is affected by factors which are variable and outside our control.

(e) Represents accrued and unpaid initial payments for new and renewed agent contracts as of December 31, 2008.

(f) We have estimated our pension plan funding requirements, including interest, using assumptions that are consistent with current pension funding rates. The actual minimum required amounts each year will vary based on the actual discount rate and asset returns when the funding requirement is calculated.

Other Commercial Commitments

We had $77.0 million in outstanding letters of credit and bank guarantees at December 31, 2008, with expiration dates through 2015, certain of which contain a one-year renewal option. The letters of credit and bank guarantees are primarily held in connection with lease arrangements and certain agent agreements. We expect to renew the letters of credit and bank guarantees prior to expiration in most circumstances.

Critical Accounting Policies and Estimates

Management's discussion and analysis of results of operations and financial condition is based on our financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. Our significant accounting policies are discussed in Note 2, *Summary of Significant Accounting Policies*, of the notes to consolidated financial statements.

Our critical accounting policies and estimates, described below, are very important to the portrayal of our financial position and our results of operations and applying them requires our management to make difficult, subjective and complex judgments. We believe that the understanding of these key accounting policies and estimates is essential in achieving more insight into our operating results and financial condition.

DESCRIPTION	JUDGEMENTS AND UNCERTAINTIES	EFFECT IF ACTUAL RESULTS DIFFER FROM ASSUMPTIONS
Income Taxes *Reinvestment of foreign earnings* Income taxes, as reported in our consolidated financial statements, repres ent the net amount of income taxes we expect to pay to various taxing jurisdictions in connection with our operations. We provide for income taxes based on amounts that we believe we will ultimately owe after applying the analyses and judgments required under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* and FIN 48.	With respect to earnings in certain foreign jurisdictions, we have provided for income taxes on such earnings at a more favorable income tax rate than the combined United States federal and state income tax rates because we expect to reinvest these earnings outside of the United States indefinitely.	At December 31, 2008, no provision had been made for United States federal and state income taxes on foreign earnings of approximately $1.6 billion, which are expected to be reinvested outside the United States indefinitely. Upon distribution of those earnings to the United States in the form of actual or constructive dividends, we would be subject to United States income taxes (subject to an adjustment for foreign tax credits), state income taxes and possible withholding taxes payable to various foreign countries which could result in a material impact to our financial position, results of operations and cash flows in the period such distribution occurred. Determination of the amount of unrecognized deferred United States tax liability is not practicable because of the complexities associated with its hypothetical calculation.
Income tax contingencies Under the provisions of FIN 48, we recognize the tax benefit from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution.	We have established contingency reserves for material, known tax exposures, a substantial portion of which relate to potential tax audit adjustments with respect to our international operations, which were restructured in 2003, whereby our income from certain foreign-to-foreign money transfer transactions has been taxed at relatively low foreign tax rates compared to our combined federal and state tax rates in the United States. The Internal Revenue Service ("IRS") has completed audits of the United States federal consolidated income tax returns of First Data for the years 2002 through 2004, which include our taxable results for those years. Refer to Note 10 to our consolidated financial statements for a detailed discussion of these audits.	Our tax contingency reserves for our uncertain tax positions as of December 31, 2008 were $397.0 million including interest and penalties. While we believe that our reserves are adequate to cover reasonably expected tax risks, in the event that the ultimate resolution of our uncertain tax positions differ from our estimates, particularly with respect to our 2003 restructuring of our international operations, we may be exposed to material increases in income tax expense, which could materially impact our financial position, results of operations and cash flows. Pursuant to the tax allocation agreement signed in connection with the spin-off from First Data, we believe we have appropriately apportioned the taxes between First Data and us through 2008. If we are required to indemnify First Data for taxes incurred as a result of the spin-off being taxable to First Data, it likely would have a material adverse effect on our business, financial position, results of operations and cash flows.

DESCRIPTION	JUDGEMENTS AND UNCERTAINTIES	EFFECT IF ACTUAL RESULTS DIFFER FROM ASSUMPTIONS
Derivative Financial Intruments We utilize derivative instruments to mitigate foreign currency and interest rate risk. We recognize all derivative instruments in other assets and other liabilities in our consolidated balance sheets at their fair value. Certain of our derivative arrangements are designated as either cash flow hedges or fair value hedges at the time of inception, and others are not designated as hedges in accordance with SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities"* as amended and interpreted ("SFAS No. 133"). Cash Flow hedges–Cash flow hedges consist of foreign currency hedging of forecasted sales and hedges of anticipated fixed rate debt issuances. Derivative value changes that are captured in accumulated other comprehensive loss are reclassified to earnings in the same period or periods the hedged item affects earnings, to the extent the change in the fair value of the instrument is effective in offsetting the change in fair value of the hedged item. The portion of the change in fair value that is either considered ineffective or is excluded from the measure of effectiveness is recognized immediately in "Derivative (losses)/gains, net." Fair Value hedges–Fair value hedges consist of hedges of fixed rate debt, through interest rate swaps. The changes in fair value of these hedges, along with offsetting changes in fair value of the related debt instrument are recorded in interest expense.	The accounting guidance related to derivative accounting is complex and contains strict documentation requirements. The details of each designated hedging relationship must be formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness, if any, will be measured. The derivative must be highly effective in offsetting the changes in cash flows or fair value of the hedged item, and effectiveness is evaluated quarterly on a retrospective and prospective basis. If the hedge is no longer deemed effective, we discontinue applying hedge accounting to that relationship prospectively.	While we expect that our derivative instruments that currently qualify for hedge accounting will continue to meet the conditions for hedge accounting, if hedges do not qualify for hedge accounting, the changes in the fair value of the derivatives used as hedges would be reflected in earnings which could have a significant impact on our reported results. As of December 31, 2008, the cumulative pretax unrealized gains classified within accumulated other comprehensive loss from such cash flow hedges that would be reflected in earnings if our hedges were disqualified from hedge accounting was $52.0 million. As of December 31, 2008, the cumulative debt adjustments from our fair value hedges that would be reflected in earnings if such hedges were disqualified from hedge accounting was a $58.1 million gain.
Capitalized Costs We capitalize certain initial payments for new and renewed agent contracts. These capitalized costs are classified in our consolidated balance sheets as "other intangible assets." We evaluate such other intangible assets for impairment annually and whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. In such reviews, estimated undiscounted cash flows associated with these assets are compared with their carrying amounts to determine if a write-down to fair value (normally measured by the present value technique) is required.	The capitalization of initial payments for new and renewed contracts is subject to strict accounting policy criteria and requires management judgment as to the appropriate time to initiate capitalization. Our accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated future cash flows from the contract or the termination fees we would receive in the event of early termination of the contract.	Disruptions to an agent relationship, significant declines in cash flows or transaction volumes associated with an agent contract, or other issues significantly impacting an agent's business could require us to evaluate the recoverability of our capitalized initial payments for new and renewed agent contracts prior to the annual assessment. These types of events and the resulting analyses could result in impairment charges in the future which could significantly impact our reported earnings in the periods such charges occur. We did not record any impairment charges related to other intangible assets during the years ended December 31, 2008, 2007 or 2006. The net carrying value of our capitalized contract costs at December 31, 2008 was $213.2 million.
Goodwill Impairment Testing We evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. Goodwill impairment is determined using a two-step process. The first step is to identify if a potential impairment exists by comparing the fair value of each reporting unit to its carrying amount. If the fair value of a reporting unit exceeds its carrying amount, goodwill of that reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine the implied fair value of a reporting unit's goodwill, by comparing the reporting unit's fair value to the allocated fair values of all assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment is recognized in an amount equal to that excess. Reporting units are defined as an operating segment or one level below an operating segment, referred to as a component.	We calculate the fair value of each reporting unit through discounted cash flow analyses which require us to make estimates and assumptions including, among other items, revenue growth rates, operating margins, and capital expenditures based on our budgets and business plans which take into account expected regulatory, marketplace and other economic factors. The determination of the reporting units also requires judgment.	We could be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience disruptions to the business, unexpected significant declines in operating results, a divestiture of a significant component of our business, significant declines in market capitalization or other triggering events. In addition, as our business or the way we manage our business changes, our reporting units may also change. These types of events and the resulting analyses could result in goodwill impairment charges in the future which could materially impact our reported earnings in the periods such charges occur. The carrying value of goodwill as of December 31, 2008 was $1,674.2 million which represented approximately 30% of our consolidated assets. We have not recorded any goodwill impairments during the three years ended December 31, 2008.

DESCRIPTION	JUDGEMENTS AND UNCERTAINTIES	EFFECT IF ACTUAL RESULTS DIFFER FROM ASSUMPTIONS
Stock-Based Compensation We have stock-based compensation plans, which include stock options, restricted stock awards and units, unrestricted stock awards, and other equity-based awards granted to employees and other key individuals who perform services for the Company. See Note 2, *Summary of Significant Accounting Policies,* and Note 16, *Stock Compensation Plans,* in the notes to the consolidated financial statements for a complete discussion of our stock-based compensation programs. We currently utilize the Black-Scholes option pricing model to measure the fair value of stock options granted to employees and directors.	Option-pricing models require us to estimate a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate. The most subjective estimates are the expected volatility of the underlying stock and the expected term when determining the fair market value of an option granted. Beginning in 2008, we used a blend of implied volatility and peer group historical volatility. Our peer group historical volatility was determined using companies in similar industries and/or market capitalization. Our implied volatility was calculated using the market prices of traded options on our common stock. Prior to 2008, our volatility was determined based entirely on the calculated peer group historical volatility since there was not sufficient trading history for our common stock or traded options. In addition, our expected option terms are based in part on stock option exercise activity when we were part of First Data.	Our volatility and expected option term assumptions could be significantly different going forward than what we have estimated for historical grants which could impact our stock-based compensation expense in future periods. A 10% change in our stock-based compensation expense for the year ended December 31, 2008, would have affected pretax income by approximately $2.6 million.
Restructuring and Related Activities We have engaged in restructuring actions and activities associated with productivity improvement initiatives and expense reduction measures, which are accounted for under SFAS No. 112, *"Employers' Accounting for Post-Employment Benefit" ("SFAS No. 112"),* SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities"* ("SFAS No. 146") and SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."* We also evaluate impairment issues associated with restructuring activities under the provisions of SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* Restructuring and related expenses consist of direct and incremental costs associated with restructuring and related activities, including severance, outplacement and other employee related benefits; facility closure and migration of our IT infrastructure; other expenses related to relocation of various operations to existing company facilities and third-party providers, including hiring, training, relocation, travel, and professional fees. Also included in the facility closure expenses are non-cash expenses related to fixed asset and leasehold improvement write-offs and acceleration of depreciation and amortization.	These costs represent management's best estimate, until all such amounts are paid and settled. As such, these costs require assumptions about the activities that may change over time. The decision to include a cost in the restructuring disclosure requires an assessment of whether the cost is direct and incremental to the productivity improvement initiatives and expense reduction measures. This assessment can require judgment depending on the nature of the cost. The timing of recording these costs was determined by the applicable accounting guidance under SFAS No. 112 and SFAS No. 146. This judgment significantly impacted the restructuring and related expenses recognized on a quarterly basis. However, as all of the restructuring and related expenses were incurred during 2008, the judgment required at year end in determining the appropriate accounting estimate is significantly reduced.	The restructuring and related expenses are evaluated periodically to determine if an adjustment is required. Should the actual amounts differ from our estimates, the amount of the restructuring and related expenses could be materially impacted. For the year ended December 31, 2008, we incurred $82.9 million of restructuring and related expenses. As of December 31, 2008, $25.8 million remains unpaid related to restructuring and related expenses.

New Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133"* ("SFAS No. 161"). SFAS No. 161 is required for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and early adoption is permitted. SFAS No. 161 requires additional disclosures about how and why we use derivatives, how derivatives and related hedged items are accounted for under SFAS No. 133, and how derivatives and related hedged items affect our financial position, results of operations, and cash flows. Our derivative disclosures already incorporate many of the provisions outlined in SFAS No. 161. Accordingly, we do not expect that the adoption of this pronouncement in 2009 will have a significant impact on our financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141R, "Business Combinations" ("SFAS No. 141R"). This statement establishes a framework to disclose and account for business combinations. The adoption of the requirements of SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008 and may not be early adopted. The impact of the adoption of SFAS No. 141R will depend upon the nature and terms of business combinations that we consummate on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51"* ("SFAS No. 160"). The statement establishes accounting and reporting standards for a noncontrolling interest in a subsidiary. The adoption of the requirements of SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2008 and may not be early adopted. We do not expect the impact of adopting SFAS No. 160 to be significant on the financial position, results of operations and cash flows, as our current noncontrolling interests are immaterial.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks arising from changes in market rates and prices, including changes in foreign currency exchange rates and interest rates. A risk management program is in place to manage these risks.

Foreign Currency Exchange Rates

We provide money transfer services in more than 200 countries and territories. We manage foreign exchange risk through the structure of the business and an active risk management process. We settle with the vast majority of our agents in United States dollars or euros. However, in certain circumstances, we settle in other currencies. We typically require the agent to obtain local currency to pay recipients; thus, we generally are not reliant on international currency markets to obtain and pay illiquid currencies. The foreign currency exposure that does exist is limited by the fact that the majority of transactions are paid within 24 hours after they are initiated. To mitigate this risk further, we enter into short-term foreign currency forward contracts, generally with maturities from a few days up to one month, to offset foreign exchange rate fluctuations between transaction initiation and settlement. We also utilize foreign currency forward contracts, typically with terms of less than one year at inception, to offset foreign exchange rate fluctuations on certain foreign currency denominated cash positions. In certain consumer money transfer transactions involving different send and receive currencies, we generate revenue based on the difference between the exchange rate set by us to the consumer and the rate at which we or our agents are able to acquire currency, helping to provide protection against currency fluctuations. Our policy is not to speculate in foreign currencies and we promptly buy and sell foreign currencies as necessary to cover our net payables and receivables which are denominated in foreign currencies.

We use longer-term foreign currency forward contracts to mitigate risks associated with changes in foreign currency exchange rates on revenues denominated primarily in the euro, British pound and Canadian dollar, and to a lesser degree in other European currencies and the Australian dollar. We use contracts with maturities of up to 36 months at inception to mitigate some of the risk that changes in foreign currency exchanges rates could have on forecasted revenues, with a targeted weighted-average maturity of approximately one year at any point in time. We believe the use of longer-term foreign currency forward contracts provides predictability of future cash flows from our international operations and allows us to better manage and mitigate risks associated with changes in foreign currency exchange rates.

Prior to September 29, 2006, we did not have any derivative instruments that were designated as hedges under the provisions of SFAS No. 133. As a result, changes in the fair market value of our outstanding derivative instruments, which are impacted primarily by fluctuations in the euro, have been recognized in "derivative (losses)/gains, net" in the consolidated statement of income for all derivatives entered into prior to September 29, 2006. Since these instruments were not designated to qualify for hedge accounting treatment, there was resulting volatility in our net income for the periods presented prior to September 29, 2006. For example, during the year ended December 31, 2006 we had pretax derivative losses of $21.2 million.

At December 31, 2008 and 2007, a hypothetical uniform 10% strengthening or weakening in the value of the United States dollar relative to all other currencies in which our profits are generated would result in a decrease/increase to pretax annual income of approximately $24 million and $28 million, respectively, based on the Company's forecast of unhedged exposure to foreign currency in the following year. There are inherent limitations in this sensitivity analysis, primarily due to the assumption that foreign exchange rate movements are linear and instantaneous, that the unhedged exposure is static, and that the company would not hedge any additional exposure. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, which may positively or negatively affect income.

Interest Rates

We invest in several types of interest bearing assets, with a total value at December 31, 2008 of $1.5 billion. Approximately $1.3 billion of these assets bear interest at floating rates and are therefore sensitive to changes in interest rates. These assets primarily include money market funds and variable rate municipal securities and are included in our consolidated balance sheets within "cash and cash equivalents" and "settlement assets." Such assets classified as "cash and cash equivalents" are highly liquid investments with maturities of three months or less at the date of purchase and are readily convertible to cash. To the extent these assets are held in connection with money transfers and other related payment services awaiting redemption, they are classified as "settlement assets." Earnings on these investments will increase and decrease with changes in the underlying short-term interest rates.

Substantially all of the remainder of our interest bearing assets consist of highly rated, fixed rate municipal bonds, which may include investments made from cash received from our money transfer business and other related payment services awaiting redemption classified within "settlement assets" in the consolidated balance sheets. As interest rates rise, the fair market value of these fixed rate interest-bearing securities will decrease; conversely, a decrease to interest rates would result in an increase to the fair market values of the securities. We have classified these investments as available-for-sale within "settlement assets" in the consolidated balance sheets, and accordingly, recorded these instruments at their fair market value with the net unrealized gains and losses, net of the applicable deferred income tax effect, being added to or deducted from our total stockholders' equity on our consolidated balance sheets.

As of December 31, 2008, $1,242.9 million of our total $3,143.5 million in debt carries a floating interest rate or matures in such a short period that the financing is effectively a floating rate position. Of this floating rate debt, $82.9 million represents commercial paper with a weighted-average interest rate of approximately 4.1% and a weighted-average initial term of 27 days, $500 million represents our Term Loan due 2009 and $660.0 million is fixed-rate debt that has effectively been changed to LIBOR-based floating rate debt through interest rate swap agreements, with spreads ranging from 0.0025 percent below LIBOR to 1.8125 percent above LIBOR. Refer to "Cash and Investment Securities" above for further discussion related to the agreements with IPS.

We review our overall exposure to floating and fixed rates by evaluating our net asset or liability position in each, also considering duration of the individual positions. We actively manage this mix of fixed versus floating exposure in an attempt to minimize risk, reduce costs, and optimize returns. Portfolio exposure to interest rates can be modified by changing the mix of our interest bearing assets, as well as adjusting the mix of fixed versus floating rate debt. The latter is accomplished primarily through the use of interest rate swaps and the decision regarding terms of any new debt issuances (i.e., fixed versus floating). We use interest rate swaps designated as hedges, to increase the percent of floating rate debt, subject to market conditions. Our weighted-average interest rate on our borrowings, including our hedges, outstanding at December 31, 2008 was approximately 5.1%.

A hypothetical uniform 100 basis point increase in interest rates would result in a decrease to pretax income of approximately $12.4 million and $9.1 million annually based on borrowings on December 31, 2008 and 2007, respectively, that are sensitive to interest rate fluctuations. The same 100 basis point increase in interest rates, if applied to our cash and investment balances on December 31, 2008 and 2007 that are sensitive to interest rate fluctuations, would result in an offsetting benefit to pretax income of approximately $13.0 million and $16.7 million annually, respectively. There are inherent limitations in the sensitivity analysis presented, primarily due to the assumption that interest rate changes would be instantaneous. As a result, the analysis is unable to reflect the potential effects of more complex market changes that could arise, including changes in credit risk regarding our investments, which may positively or negatively affect income. In addition, the current mix of fixed versus floating rate debt and investments and the level of assets and liabilities will change over time.

Credit Risk

Our interest earning assets include investment securities, substantially all of which are highly-rated state and municipal debt instruments, which are classified in "settlement assets" and accounted for as available-for-sale securities, and money market fund investments, which are classified in "cash and cash equivalents." The significant majority of our investment securities are rated "AA-" or better from a major credit rating agency.

On September 15, 2008, we requested redemption of our shares in the Reserve International Liquidity Fund, Ltd., a money market fund, (the "Fund") totaling $298.1 million. We did not receive any portion of the redemption payment prior to December 31, 2008, and accordingly, we have reclassified the total amount due from "Cash and cash equivalents" to "Other assets" in the consolidated balance sheet as of December 31, 2008. At the time the redemption request was made, we were informed by the Fund's investment advisor that our redemption trades would be honored at a $1.00 per share net asset value. On January 30, 2009, we received a partial distribution from the Fund of $193.6 million. We expect to receive the remaining redemption amount based on written and verbal representations from the Manager to date and our current legal position regarding our redemption priority. We expect to receive the remaining payment based on the maturities of the underlying investments in the Fund and the outcome of the litigation process. There is a risk the redemption process could be delayed and that we could receive less than the $1.00 per share net asset value should pro-rata distribution occur. Based on the net asset information provided by the Fund, our exposure related to pro-rata distribution could be $12 million, excluding settlement costs incurred by the Fund. However, based on written and verbal representations from the manager to date and our current legal position regarding our redemption priority, we believe that we are entitled to such funds and are vigorously pursuing collection of the remaining distribution.

To manage our exposures to credit risk with respect to investment securities, money market fund investments and other credit risk exposures resulting from our relationships with banks and financial institutions, we regularly review investment concentrations, trading levels, credit spreads and credit ratings, and we maintain our largest relationships with globally diversified financial institutions. We also limit our investment level with respect to individual funds.

We are also exposed to credit risk related to receivable balances from agents in the money transfer, walk-in bill payment and money order settlement process. In addition, we are exposed to credit risk directly from consumer transactions particularly through our online services and electronic consumer-to-business channels, where transactions are originated through means other than cash, and therefore are subject to "chargebacks," insufficient funds or other collection impediments, such as fraud. We perform a credit review before each agent signing and conduct periodic analyses when an agent's balance exceeds a minimum threshold. Our losses associated with agent and consumer bad debts have been less than 1% of our annual revenue in all periods presented.

Regulatory

Our business is subject to a wide range of laws and regulations enacted by the United States federal government, each of the states, many localities and other countries. These include financial services regulations, consumer disclosure and consumer protection laws, currency control regulations, money transfer and payment instrument licensing regulations, escheat laws and laws covering consumer privacy, data protection and information security. Our services also are subject to an increasingly strict set of legal and regulatory requirements intended to help detect and prevent money laundering, terrorist financing and other illicit activity. Failure to comply with any of these requirements–by either Western Union or its agents (who are third parties, over whom Western Union has limited legal and practical control)–could result in the suspension or revocation of a license or registration required to provide money transfer services, the limitation, suspension or termination of services, the seizure of our assets, and/or the imposition of civil and criminal penalties, including fines and restrictions on our ability to offer services. We continue to implement policies and programs and adapt our business practices and strategies to help us comply with current and evolving legal standards and industry practices. These programs include dedicated compliance personnel, training and monitoring programs, suspicious activity reporting, regulatory outreach and education, and support and guidance to our agent network on regulatory compliance.

Management's Report on the Financial Statements

Our management is responsible for the preparation, integrity and objectivity of the accompanying consolidated financial statements and the related financial information. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and necessarily include certain amounts that are based on estimates and informed judgments. Our management also prepared the related financial information included in this Annual Report and is responsible for its accuracy and consistency with the financial statements.

As stated in their report included elsewhere in this Annual Report, the consolidated financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm who conducted their audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008. The independent registered public accounting firm's responsibility is to express an opinion as to the fairness with which such financial statements present our financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Western Union's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Western Union's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and Board of Directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Western Union's internal control over financial reporting as of December 31, 2008, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this assessment and those criteria, management determined that Western Union's internal control over financial reporting was effective as of December 31, 2008. Western Union's internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, Western Union's independent registered public accounting firm, as stated in their attestation report included in this Annual Report.



Christina A. Gold
President and Chief Executive Officer



Scott T. Scheirman
Executive Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of the Western Union Company

We have audited The Western Union Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). The Western Union Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Western Union Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Western Union Company as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and stockholders' (deficiency)/equity/net investment in The Western Union Company for each of the three years in the period ended December 31, 2008 and our report dated February 18, 2009 expressed an unqualified opinion thereon.

Ernst & Young LLP

Denver, Colorado
February 18, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of the Western Union Company

We have audited the accompanying consolidated balance sheets of The Western Union Company as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and stockholders' (deficiency)/equity/net investment in The Western Union Company for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Western Union Company at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Western Union Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Denver, Colorado
February 18, 2009

Consolidated Financial Statements

Consolidated Statements of Income

(in millions, except per share amounts)	Year Ended December 31, 2008	2007	2006
REVENUES:			
Transaction fees	$4,240.8	$3,989.8	$3,696.6
Foreign exchange revenue	896.3	771.3	653.9
Commission and other revenues	144.9	139.1	119.7
Total revenues	5,282.0	4,900.2	4,470.2
EXPENSES:			
Cost of services	3,093.0	2,808.4	2,430.5
Selling, general and administrative	834.0	769.8	728.3
Total expenses*	3,927.0	3,578.2	3,158.8
Operating income	1,355.0	1,322.0	1,311.4
OTHER (EXPENSE)/INCOME:			
Interest income	45.2	79.4	40.1
Interest expense	(171.2)	(189.0)	(53.4)
Derivative (losses)/gains, net	(6.9)	8.3	(21.2)
Foreign exchange effect on notes receivable from First Data, net	–	–	10.1
Interest income from First Data, net	–	–	35.7
Other income, net	16.6	1.7	12.4
Total other (expense)/income, net	(116.3)	(99.6)	23.7
Income before income taxes	1,238.7	1,222.4	1,335.1
Provision for income taxes	319.7	365.1	421.1
Net income	$ 919.0	$ 857.3	$ 914.0
Earnings per share:			
Basic	$ 1.26	$ 1.13	$ 1.20
Diluted	$ 1.24	$ 1.11	$ 1.19
Weighted-average shares outstanding:			
Basic	730.1	760.2	764.5
Diluted	738.2	772.9	768.6

* As further described in Note 5, total expenses include amounts paid to related parties of $305.9 million, $256.6 million and $364.6 million for the years ended December 31, 2008, 2007 and 2006, respectively.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in millions, except per share amounts)	December 31, 2008	2007
ASSETS		
Cash and cash equivalents	**$1,295.6**	$1,793.1
Settlement assets	**1,207.5**	1,319.2
Property and equipment, net of accumulated depreciation of $284.0 and $251.5, respectively	**192.3**	200.3
Goodwill	**1,674.2**	1,639.5
Other intangible assets, net of accumulated amortization of $276.5 and $236.8, respectively	**350.6**	334.1
Other assets	**858.1**	498.0
Total assets	**$5,578.3**	$5,784.2
LIABILITIES AND STOCKHOLDERS' (DEFICIENCY)/EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	**$ 385.7**	$ 350.1
Settlement obligations	**1,207.5**	1,319.2
Income taxes payable	**381.6**	279.7
Deferred tax liability, net	**270.1**	263.6
Borrowings	**3,143.5**	3,338.0
Other liabilities	**198.0**	182.9
Total liabilities	**5,586.4**	5,733.5
Commitments and contingencies (Note 6)		
Stockholders' (Deficiency)/Equity:		
Preferred stock, $1.00 par value; 10 shares authorized; no shares issued	**–**	–
Common stock, $0.01 par value; 2,000 shares authorized and 709.6 and 749.8 shares issued and outstanding at December 31, 2008 and 2007, respectively	**7.1**	7.5
Capital deficiency	**(14.4)**	(341.1)
Retained earnings	**29.2**	453.1
Accumulated other comprehensive loss	**(30.0)**	(68.8)
Total stockholders' (deficiency)/equity	**(8.1)**	50.7
Total liabilities and stockholders' (deficiency)/equity	**$5,578.3**	$5,784.2

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in millions)	Year Ended December 31, 2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	**$ 919.0**	$ 857.3	$ 914.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**61.7**	49.1	34.8
Amortization	**82.3**	74.8	68.7
Deferred income tax provision	**15.9**	4.2	12.9
Realized gain on derivative instruments	**–**	–	(4.1)
Stock compensation expense	**26.3**	50.2	23.3
Other non-cash items, net	**42.9**	14.6	24.3
Increase/(decrease) in cash, excluding the effects of acquisitions and dispositions, resulting from changes in:			
Other assets	**6.9**	16.2	(60.7)
Accounts payable and accrued liabilities	**35.2**	43.4	59.8
Income taxes payable	**91.2**	15.3	63.4
Other liabilities	**(27.5)**	(21.6)	(27.5)
Net cash provided by operating activities	**1,253.9**	1,103.5	1,108.9
CASH FLOWS FROM INVESTING ACTIVITIES			
Capitalization of contract costs	**(82.8)**	(80.9)	(124.1)
Capitalization of purchased and developed software	**(17.0)**	(27.7)	(14.4)
Purchases of property and equipment	**(53.9)**	(83.5)	(63.8)
Notes receivable issued to agents	**(1.0)**	(6.1)	(140.0)
Repayments of notes receivable issued to agents	**41.9**	32.0	20.0
Acquisition of businesses, net of cash acquired	**(42.8)**	–	(66.5)
Increase in receivable for securities sold	**(298.1)**	–	–
Cash received on maturity of foreign currency forwards	**–**	–	4.1
Purchase of equity method investments	**–**	(35.8)	–
Net cash used in investing activities	**(453.7)**	(202.0)	(384.7)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net (repayments)/proceeds from commercial paper	**(255.3)**	13.6	324.6
Net (repayments)/proceeds from net borrowings under credit facilities	**–**	(3.0)	3.0
Proceeds from issuance of borrowings	**500.0**	–	4,386.0
Principal payments on borrowings	**(500.0)**	–	(2,400.0)
Proceeds from exercise of options	**300.5**	216.1	80.8
Cash dividends to public stockholders	**(28.4)**	(30.0)	(7.7)
Common stock repurchased	**(1,314.5)**	(726.8)	(19.9)
Advances from affiliates of First Data	**–**	–	160.2
Repayments of notes payable to First Data	**–**	–	(154.5)
Additions to notes receivable from First Data	**–**	–	(7.5)
Proceeds from repayments of notes receivable from First Data	**–**	–	776.2
Dividends to First Data	**–**	–	(2,953.9)
Net cash (used in)/provided by financing activities	**(1,297.7)**	(530.1)	187.3
Net change in cash and cash equivalents	**(497.5)**	371.4	911.5
Cash and cash equivalents at beginning of year	**1,793.1**	1,421.7	510.2
Cash and cash equivalents at end of year	**$ 1,295.6**	$1,793.1	$ 1,421.7
SUPPLEMENTAL CASH FLOW INFORMATION			
Interest paid (prior to the September 29, 2006 spin-off, amounts were paid primarily to First Data)	**$ 171.6**	$ 185.8	$ 26.4
Income taxes paid (prior to the September 29, 2006 spin-off, amounts were paid primarily to First Data)	**230.3**	340.9	271.6
Notes issued in conjunction with dividend to First Data, net of debt issue costs and discount	**–**	–	995.1
Net liabilities transferred from First Data in connection with the September 29, 2006 spin-off	**–**	–	148.2

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' (Deficiency)/Equity/ Net Investment in The Western Union Company

	Common Stock	
(in millions)	Shares	Amount
Balance, January 1, 2006	–	$ –
Net income	–	–
Dividends to First Data	–	–
Conversion of net investment in The Western Union Company into capital	765.3	7.7
Stock-based compensation	1.3	–
Common stock dividends	–	–
Purchase of treasury shares	–	–
Shares issued under stock-based compensation plans	5.4	–
Tax benefits from employee stock option plans	–	–
Unrealized losses on investment securities, net of tax	–	–
Unrealized losses on hedging activities, net of tax	–	–
Foreign currency translation adjustment, net of tax	–	–
Pension liability adjustment, net of tax	–	–
Comprehensive income		
Balance, December 31, 2006	772.0	7.7
Cumulative effect of adoption of FIN 48	–	–
Revised balance at January 1, 2007	772.0	7.7
Net income	–	–
Stock-based compensation	–	–
Common stock dividends	–	–
Purchase of treasury shares	–	–
Repurchase and retirement of common shares	(2.3)	–
Cancellation of treasury stock	(22.7)	(0.2)
Shares issued under stock-based compensation plans	2.8	–
Tax benefits from employee stock option plans	–	–
Unrealized losses on investment securities, net of tax	–	–
Unrealized losses on hedging activities, net of tax	–	–
Foreign currency translation adjustment, net of tax	–	–
Pension liability adjustment, net of tax	–	–
Comprehensive income		
Balance, December 31, 2007	749.8	7.5
Net income	–	–
Stock-based compensation	–	–
Common stock dividends	–	–
Repurchase and retirement of common shares	(58.1)	(0.6)
Shares issued under stock-based compensation plans	17.9	0.2
Tax benefits from employee stock option plans	–	–
Effects of pension plan measurement date change pursuant to SFAS 158	–	–
Unrealized gains on investment securities, net of tax	–	–
Unrealized gains on hedging activities, net of tax	–	–
Foreign currency translation adjustment, net of tax	–	–
Pension liability adjustment, net of tax	–	–
Comprehensive income		
Balance, December 31, 2008	**709.6**	**$ 7.1**

See Notes to Consolidated Financial Statements.

Treasury Stock							
Shares	Amount	Net Investment in The Western Union Company	Capital Deficiency	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' (Deficiency)/Equity/ Net Investment in The Western Union Company	Comprehensive Income (Loss)
–	$ –	$ 2,873.9	$ –	$ –	$(62.1)	$ 2,811.8	
–	–	698.3	–	215.7	–	914.0	$914.0
–	–	(4,097.2)	–	–	–	(4,097.2)	
–	–	525.0	(532.7)	–	–	–	
–	–	–	14.2	–	–	14.2	
–	–	–	–	(7.7)	–	(7.7)	
(0.9)	(19.9)	–	–	–	–	(19.9)	
–	–	–	80.8	–	–	80.8	
–	–	–	0.6	–	–	0.6	
–	–	–	–	–	(0.4)	(0.4)	(0.4)
–	–	–	–	–	(29.3)	(29.3)	(29.3)
–	–	–	–	–	7.5	7.5	7.5
–	–	–	–	–	10.8	10.8	10.8
							$902.6
(0.9)	(19.9)	–	(437.1)	208.0	(73.5)	(314.8)	
–	–	–	–	(0.6)	–	(0.6)	
(0.9)	(19.9)	–	(437.1)	207.4	(73.5)	(315.4)	
–	–	–	–	857.3	–	857.3	$857.3
–	–	–	50.2	–	–	50.2	
–	–	–	–	(30.0)	–	(30.0)	
(32.4)	(677.5)	–	–	(0.9)	–	(678.4)	
–	–	–	–	(53.8)	–	(53.8)	
22.7	462.0	–	–	(461.8)	–	–	
10.6	235.4	–	41.5	(65.1)	–	211.8	
–	–	–	4.3	–	–	4.3	
–	–	–	–	–	(1.5)	(1.5)	(1.5)
–	–	–	–	–	(14.4)	(14.4)	(14.4)
–	–	–	–	–	5.3	5.3	5.3
–	–	–	–	–	15.3	15.3	15.3
							$862.0
–	–	–	(341.1)	453.1	(68.8)	50.7	
–	–	–	–	919.0	–	919.0	$919.0
–	–	–	26.3	–	–	26.3	
–	–	–	–	(28.4)	–	(28.4)	
–	–	–	–	(1,314.6)	–	(1,315.2)	
–	–	–	289.5	–	–	289.7	
–	–	–	10.9	–	–	10.9	
–	–	–	–	0.1	–	0.1	
–	–	–	–	–	1.2	1.2	1.2
–	–	–	–	–	89.2	89.2	89.2
–	–	–	–	–	(5.2)	(5.2)	(5.2)
–	–	–	–	–	(46.4)	(46.4)	(46.4)
							$957.8
–	**$ –**	**$ –**	**$ (14.4)**	**$ 29.2**	**$(30.0)**	**$ (8.1)**	

Notes to Consolidated Financial Statements

1. Formation of the Entity and Basis of Presentation

The Western Union Company ("Western Union" or the "Company") is a leader in global money transfer, providing people with fast, reliable and convenient ways to send money around the world. The Western Union® brand is globally recognized. The Company's services are available through a network of agent locations in more than 200 countries and territories. Each location in the Company's agent network is capable of providing one or more of the Company's services.

The Western Union business consists of the following segments:

- CONSUMER-TO-CONSUMER–money transfer services between consumers, primarily through a global network of third-party agents using the Company's multi-currency, real-time money transfer processing systems. This service is available for international cross-border transfers–that is, the transfer of funds from one country to another–and, in certain countries, intra-country transfers–that is, money transfers from one location to another in the same country.
- CONSUMER-TO-BUSINESS–the processing of payments from consumers to businesses and other organizations that receive consumer payments, including utilities, auto finance companies, mortgage servicers, financial service providers and government agencies, referred to as "billers," through Western Union's network of third-party agents and various electronic channels. The segment's revenue was primarily generated in the United States during all periods presented.

All businesses that have not been classified into the consumer-to-consumer or consumer-to-business segments are reported as "Other" and include the Company's money order and prepaid services businesses. The Company's money orders are issued by Integrated Payment Systems Inc. ("IPS"), a subsidiary of First Data Corporation ("First Data"), to consumers at retail locations primarily in the United States and Canada. See Note 7, "Investment Securities" for discussion regarding the agreement executed between the Company and IPS on July 18, 2008 whereby the Company will assume the responsibility for issuing money orders effective October 1, 2009. Western Union also markets a Western Union branded prepaid MasterCard® card, a Western Union branded prepaid Visa® card, and provides top-up services for third parties that allow consumers to pay in advance for mobile phone and other services.

There are legal or regulatory limitations on transferring certain assets of the Company outside of the countries where these assets are located, or which constitute undistributed earnings of affiliates of the Company accounted for under the equity method of accounting. However, there are generally no limitations on the use of these assets within those countries. As of December 31, 2008, the amount of net assets subject to these limitations totaled approximately $193 million.

Various aspects of the Company's services and businesses are subject to United States federal, state and local regulation, as well as regulation by foreign jurisdictions, including certain banking and other financial services regulations.

Spin-off from First Data

On January 26, 2006, the First Data Board of Directors announced its intention to pursue the distribution of 100% of its money transfer and consumer payments businesses and its interest in a Western Union money transfer agent, as well as related assets, including real estate, through a tax-free distribution to First Data shareholders (the "Separation" or "Spin-off"). Effective on September 29, 2006, First Data completed the separation and the distribution of these businesses by distributing The Western Union Company common stock to First Data shareholders (the "Distribution"). Prior to the Distribution, the Company had been a segment of First Data.

In connection with the Spin-off, the Company reported a $4.1 billion dividend to First Data in the accompanying consolidated statements of stockholders' (deficiency)/equity/net investment in The Western Union Company, consisting of the issuance of $3.4 billion in debt and a cash payment to First Data of $100.0 million. The remaining dividend was comprised of cash, consideration for an ownership interest held by a First Data subsidiary in a Western Union agent which had already been reflected as part of the Company, settlement of net intercompany receivables (exclusive of certain intercompany notes as described in the following paragraph), and transfers of certain liabilities, net of assets. Since the amount of the dividend exceeded the historical cost of the Company's net assets at the time of the Spin-off, a capital deficiency resulted.

The Company also settled certain intercompany notes receivable and payable with First Data along with related interest and currency swap agreements associated with such notes as part of the Spin-off. The net settlement of the principal and related swaps resulted in a net cash inflow of $724.0 million to the Company's cash flows from financing activities. The net settlement of interest on such notes receivable and payable of $40.7 million was reflected in cash flows from operating activities in the Company's Consolidated Statement of Cash Flows.

As part of the Spin-off, the Company also executed several non-cash transactions, including the issuance of $1.0 billion in notes to First Data in partial consideration for the contribution by First Data to the Company of its money transfer and consumer payments businesses (Note 15). The Company did not receive any proceeds from the subsequent private offering of the notes. In addition, First Data transferred to the Company its headquarters in Englewood, Colorado and certain other fixed assets with a net book value of $66.5 million, the Company transferred to First Data certain investments with a net book value of $20.9 million, and reclassified certain tax and employee-related obligations from intercompany liabilities totaling $193.8 million. First Data also distributed 765.3 million shares of Western Union's common stock to holders of First Data common stock.

Basis of Presentation

The financial statements in this Annual Report for periods ending on or after the Distribution are presented on a consolidated basis and include the accounts of the Company and its majority-owned subsidiaries. The financial statements for the period presented prior to the Distribution are presented on a combined basis and represent those entities that were ultimately transferred to the Company as part of the Spin-off. The assets and liabilities presented have been reflected on a historical basis, as prior to the Distribution such assets and liabilities presented were 100% owned by First Data. The Consolidated Statement of Income for the year ended December 31, 2006 includes expense allocations for certain corporate functions historically provided to Western Union by First Data, including treasury, tax, accounting and reporting, mergers and acquisitions, risk management, legal, internal audit, procurement, human resources, investor relations and information technology. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on the relative percentages, as compared to First Data's other businesses, of headcount or other appropriate methods depending on the nature of each item of cost to be allocated. However, the financial statements for the period presented prior to the Distribution do not include all of the actual expenses that would have been incurred had Western Union been a stand-alone entity during the period presented and do not reflect Western Union's combined results of operations and cash flows had Western Union been a stand-alone company during the period presented.

All significant intercompany transactions and accounts have been eliminated.

Consistent with industry practice, the accompanying Consolidated Balance Sheets are unclassified due to the short-term nature of Western Union's settlement obligations contrasted with the Company's ability to invest cash awaiting settlement in long-term investment securities.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Principles of Consolidation

Western Union consolidates financial results when it will absorb a majority of an entity's expected losses or residual returns or when it has the ability to exert control over the entity. Control is normally established when ownership interests exceed 50% in an entity. However, when Western Union does not have the ability to exercise control over a majority-owned entity as a result of other investors having contractual rights over the management and operations of the entity, it accounts for the entity under the equity method. As of December 31, 2008 and 2007, there were no greater-than-50%-owned affiliates whose financial statements were not consolidated. Western Union utilizes the equity method of accounting when it is able to exercise significant influence over the entity's operations, which generally occurs when Western Union has an ownership interest of between 20% and 50% in an entity.

Restructuring and Related Expenses

The Company records severance-related expenses once they are both probable and estimable in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 112, *"Employers' Accounting for Post-Employment Benefits"* for severance provided under an ongoing benefit arrangement. One-time, involuntary benefit arrangements and other exit costs are accounted for under the provisions of SFAS No. 146, *"Accounting for Costs Associated with Exit or Disposal Activities."* Costs arising under the Company's defined benefit pension plans from curtailing future service of employees participating in the plans and providing enhanced benefits are accounted for under the provisions of SFAS No. 88, *"Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits."* The Company also evaluates impairment issues associated with restructuring activities under the provisions of SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets."* Restructuring and related expenses consist of direct and incremental costs associated with restructuring and related activities, including severance, outplacement and other employee related benefits; facility closure and migration of the Company's IT infrastructure; other expenses related to relocation of various operations to existing Company facilities and third-party providers, including hiring, training, relocation, travel and professional fees. Also included in facility closure expenses are non-cash expenses related to fixed asset and leasehold improvement write-offs and acceleration of depreciation and amortization. For more information on the Company's restructuring and related expenses see Note 3, "Restructuring and Related Expenses."

Earnings Per Share

The calculation of basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Prior to September 29, 2006, all outstanding shares of Western Union were owned by First Data. Accordingly, for the period prior to the completion of the Distribution on September 29, 2006, basic and diluted earnings per share are computed using Western Union's shares outstanding as of that date. Unvested shares of restricted stock are excluded from basic shares outstanding. Diluted earnings per share subsequent to September 29, 2006 reflects the potential dilution that could occur if outstanding stock options at the presented date are exercised and shares of restricted stock have vested, using the treasury stock method. The treasury stock method assumes proceeds from the exercise price of stock options, the unamortized compensation expense and assumed tax benefits of options and restricted stock are available to acquire shares at an average price throughout the year, and therefore, reduce the dilutive effect throughout the year.

As of December 31, 2008, 2007 and 2006, there were 8.0 million, 10.4 million and 4.9 million, respectively, outstanding options to purchase shares of Western Union stock excluded from the diluted earnings per share calculation under the treasury stock method as their effect was anti-dilutive. Prior to the September 29, 2006 spin-off date, there were no potentially dilutive instruments outstanding. Of the 43.6 million outstanding options to purchase shares of common stock of the Company, approximately 47% are held by employees of First Data.

The following table provides the calculation of diluted weighted-average shares outstanding, and only considers the potential dilution for stock options, restricted stock awards and restricted stock units for the periods subsequent to the spin-off date of September 29, 2006 (in millions):

For the Year Ended December 31,	2008	2007	2006
Basic weighted-average shares	730.1	760.2	764.5
Common stock equivalents	8.1	12.7	4.1
Diluted weighted-average shares outstanding	738.2	772.9	768.6

Fair Value Measurements

Effective January 1, 2008, the Company determines the fair market values of its financial assets and liabilities, as well as non-financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis, based on the fair value hierarchy established in SFAS No. 157, *"Fair Value Measurements"* ("SFAS No. 157"). The standard describes three levels of inputs that may be used to measure fair value.

- LEVEL 1: Quoted prices in active markets for identical assets or liabilities. Western Union's financial instruments that base fair value determinations on Level 1 inputs are not material.
- LEVEL 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Most of Western Union's assets or liabilities fall within Level 2 and include state and municipal debt instruments, other foreign investment securities, and derivative assets and liabilities. Western Union utilizes pricing services to value its Level 2 financial instruments. For most of these assets, the Company utilizes pricing services that use multiple prices as inputs to determine daily market values.
- LEVEL 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include items where the determination of fair value requires significant management judgment or estimation. The Company currently has no Level 3 assets or liabilities that are measured at fair value on a recurring basis.

Pursuant to the Financial Accounting Standards Boards ("FASB") Staff Position No. 157-2, *"Effective Date of FASB Statement No. 157"* ("FSB No. 157-2"), the effective date of SFAS No. 157 for certain non-financial assets and liabilities that are measured at fair value but are recognized or disclosed at fair value on a non-recurring basis has been deferred to fiscal years beginning after November 15, 2008. The Company is primarily impacted by this deferral as it relates to non-financial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) and fair value measurements in impairment testing. The Company will adopt these remaining provisions of SFAS No. 157 effective January 1, 2009. The Company does not expect the impact to be significant on its financial position, results of operations and cash flows.

Except as it pertains to an investment redemption discussed in Note 9, carrying amounts for Western Union financial instruments, including cash and cash equivalents, settlement cash and cash equivalents, settlement receivables, settlement obligations, borrowings under the commercial paper program and other short-term notes payable, approximate fair value due to their short maturities. Investment securities, included in settlement assets, and derivative financial instruments are carried at fair value and included in Note 8, "Fair Value Measurements." Fixed and floating rate notes are carried at their discounted notional amounts, except for portions of notes hedged by interest rate swap agreements as disclosed in Note 14. The fair market values of fixed and floating rate notes are also disclosed in Note 15 and are based on market quotations.

For more information on the fair value of financial instruments see Note 8, "Fair Value Measurements."

Cash and Cash Equivalents

Highly liquid investments (other than those included in settlement assets) with maturities of three months or less at the date of purchase (that are readily convertible to cash), are considered to be cash equivalents and are stated at cost, which approximates market value.

Western Union maintains cash and cash equivalent balances with various financial institutions, including a substantial portion in money market funds. Western Union limits the concentration of its cash and cash equivalents with any one institution; however, such balances often exceed United States federal deposit insurance limits. Western Union regularly reviews investment concentrations and credit worthiness of these institutions, and has relationships with a globally diversified list of banks and financial institutions.

Allowance for Doubtful Accounts

Western Union records an allowance for doubtful accounts when it is probable that the related receivable balance will not be collected based on its history of collection experience, known collection issues, such as agent suspensions and bankruptcies, and other matters the Company identifies in its routine collection monitoring. The allowance for doubtful accounts was $21.6 million and $13.8 million at December 31, 2008 and 2007, respectively, and is recorded in the same Consolidated Balance Sheet caption as the related receivable. During the years ended December 31, 2008, 2007 and 2006, the provision for doubtful accounts reflected in the Consolidated Statements of Income was $26.6 million, $23.5 million and $24.4 million, respectively.

Settlement Assets and Obligations

Settlement assets represent funds received or to be received from agents for unsettled money transfers and consumer payments. Western Union records corresponding settlement obligations relating to amounts payable under money transfer and payment service arrangements.

Settlement assets consist of cash and cash equivalents, receivables from selling agents and investment securities. Cash received by Western Union agents generally becomes available to Western Union within one week after initial receipt by the agent. Cash equivalents consist of short-term time deposits, commercial paper and other highly liquid investments. Receivables from selling agents represent funds collected by such agents, but in transit to Western Union. Western Union has a large and diverse agent base, thereby reducing the credit risk of the Company from any one agent. In addition, Western Union performs ongoing credit evaluations of its agents' financial condition and credit worthiness. See Note 7 for information concerning the Company's investment securities.

Settlement obligations consist of money transfer and payment service payables and payables to agents. Money transfer payables represent amounts to be paid to transferees when they request their funds. Most agents typically settle with transferees first and then obtain reimbursement from Western Union. Due to the agent funding and settlement process, payables to agents represent amounts due to agents for money transfers that have been settled with transferees. Payment service payables represent amounts to be paid to utility companies, auto finance companies, mortgage servicers, financial service providers, government agencies and others.

Settlement assets and obligations are comprised of the following (in millions):

December 31,	2008	2007
Settlement assets:		
Cash and cash equivalents	$ 42.3	$ 203.5
Receivables from selling agents	759.6	921.9
Investment securities	405.6	193.8
	$1,207.5	$1,319.2
Settlement obligations:		
Money transfer and payment service payables	$ 799.5	$ 870.8
Payables to agents	408.0	448.4
	$1,207.5	$1,319.2

Property and Equipment

Property and equipment are stated at cost, except for acquired assets which are recorded at fair market value under purchase accounting rules. Depreciation is computed using the straight-line method over the lesser of the estimated life of the related assets (generally three to 10 years for equipment, furniture and fixtures, and 30 years for buildings) or the lease term. Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Property and equipment consists of the following (in millions):

December 31,	2008	2007
Equipment	$ 319.2	$ 289.1
Leasehold improvements	38.9	37.4
Furniture and fixtures	25.2	29.0
Land and improvements	16.9	16.9
Buildings	74.8	70.6
Projects in process	1.3	8.8
	476.3	451.8
Less accumulated depreciation	(284.0)	(251.5)
Property and equipment, net	$ 192.3	$ 200.3

Amounts charged to expense for depreciation of property and equipment were $61.7 million, $49.1 million and $34.8 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Deferred Customer Set Up Costs

The Company capitalizes direct incremental costs not to exceed related deferred revenues associated with the enrollment of customers in the Equity Accelerator program, a service that allows consumers to complete automated clearing house ("ACH") transactions to make recurring mortgage payments. Deferred customer set up costs, included in "Other assets" in the Consolidated Balance Sheets, are amortized to "Cost of services" in the Consolidated Statements of Income over the length of the customer's expected participation in the program, generally five to seven years. Actual customer attrition data is assessed at least annually and the amortization period is adjusted prospectively.

Goodwill

Goodwill represents the excess of purchase price over the fair value of tangible and other intangible assets acquired, less liabilities assumed arising from business combinations. The Company's annual goodwill impairment test did not identify any goodwill impairment during the years ended December 31, 2008, 2007 and 2006.

Other Intangible Assets

Other intangible assets primarily consist of contract costs (primarily amounts paid to agents in connection with establishing and renewing long-term contracts) and software. Other intangible assets are amortized on a straight-line basis over the length of the contract or benefit periods. Included in "Cost of services" in the Consolidated Statements of Income is amortization expense of approximately $82.3 million, $74.8 million and $68.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company capitalizes initial payments for new and renewed agent contracts to the extent recoverable through future operations, contractual minimums and/or penalties in the case of early termination. The Company's accounting policy is to limit the amount of capitalized costs for a given contract to the lesser of the estimated future cash flows from the contract or the termination fees the Company would receive in the event of early termination of the contract.

The Company develops software that is used in providing services. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning and designing activities that are necessary to determine that a product can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the product is available for general use. Software development costs and purchased software are generally amortized over a term of three to five years.

The following table provides the components of other intangible assets (in millions):

	December 31, 2008			December 31, 2007	
	Weighted-Average Amortization Period (in years)	Initial Cost	Net of Accumulated Amortization	Initial Cost	Net of Accumulated Amortization
Capitalized contract costs	6.3	$316.2	$213.2	$274.0	$193.1
Acquired contracts	9.4	78.1	49.4	74.1	42.8
Acquired trademarks	24.7	43.7	38.2	44.7	41.0
Developed software	4.2	78.2	15.2	74.6	15.2
Purchased or acquired software	3.4	82.3	29.7	74.9	32.5
Other intangibles	6.8	28.6	4.9	28.6	9.5
Total other intangibles	7.4	$627.1	$350.6	$570.9	$334.1

The estimated future aggregate amortization expense for existing other intangible assets as of December 31, 2008 is expected to be $81.6 million in 2009, $72.9 million in 2010, $59.9 million in 2011, $39.4 million in 2012, $26.8 million in 2013 and $70.0 million thereafter.

Other intangible assets are reviewed for impairment on an annual basis and whenever events indicate that their carrying amount may not be recoverable. In such reviews, estimated undiscounted cash flows associated with these assets or operations are compared with their carrying values to determine if a write-down to fair value (normally measured by the present value technique) is required. Western Union did not record any impairment related to other intangible assets during the years ended December 31, 2008, 2007 and 2006.

Revenue Recognition

The Company's revenues are primarily derived from consumer money transfer transaction fees that are based on the principal amount of the money transfer and the locations from and to which funds are transferred. Consumer money transfer transaction fees are set by the Company and recorded as revenue at the time of sale. In certain consumer money transfer transactions involving different send and receive currencies, the Company generates revenue based on the difference between the exchange rate set by Western Union to the consumer and the rate at which Western Union or its agents are able to acquire currency. This foreign exchange revenue is recorded at the time the related transaction fee revenue is recognized.

The Company also offers several consumer-to-business payment services, including payments from consumers to billers. Revenues for these services are primarily derived from transaction fees, which are recorded as revenue when payments are sent to the intended recipients.

The Company's Equity Accelerator service requires a consumer to pay an upfront enrollment fee to participate in this mortgage payment service. These enrollment fees are deferred and recognized into income over the length of the customer's expected participation in the program, generally five to seven years. Actual customer attrition data is assessed at least annually and the period over which revenue is recognized is adjusted prospectively. Many factors impact the duration of the expected customer relationship, including interest rates, refinance activity and trends in consumer behavior.

The Company sells money orders issued by IPS under the Western Union brand and manages the agent network through which such money orders are sold. Western Union recognizes monthly commissions from IPS based on a fixed investment yield on the average investable balance resulting from the sale of money orders. Western Union also recognizes transaction fees collected from the Company's agents at the time a money order is issued to the consumer. See Note 7, "Investment Securities" for discussion regarding the agreement executed between the Company and IPS on July 18, 2008 whereby the Company will assume the responsibility for issuing money orders effective October 1, 2009.

Loyalty Program

Western Union operates a loyalty program which consists of points that are awarded to program participants. Such points may be redeemed for either a discount on future money transfers or merchandise. The Company estimates the distribution between awards of merchandise and discounts based on recent redemption history and trends, measured on a quarterly basis. Revenue is deferred for the portion of points expected to be ultimately redeemed for discounts in a manner that reflects the consumer's progress toward earning such discounts. Costs associated with the redemption of merchandise are reflected in operating expenses in the Consolidated Statements of Income.

Cost of Services

Cost of services primarily consists of agent commissions and expenses for call centers, settlement operations, and related information technology costs. Expenses within these functions include personnel, software, equipment, telecommunications, bank fees, depreciation and amortization and other expenses incurred in connection with providing money transfer and other payment services.

Advertising Costs

Advertising costs are charged to operating expenses as incurred or at the time the advertising first takes place. Advertising costs for the years ended December 31, 2008, 2007 and 2006 were $247.1 million, $264.2 million and $261.4 million, respectively.

Income Taxes

For periods subsequent to the Spin-off, Western Union files its own United States federal and state income tax returns. Western Union files its own separate tax returns in foreign jurisdictions for periods prior to and subsequent to the Spin-off, and foreign taxes are paid in each respective jurisdiction locally.

Prior to the Spin-off, Western Union's taxable income was included in the consolidated United States federal income tax return of First Data and also in a number of state income tax returns filed with First Data on a combined or unitary basis. Western Union's provision for income taxes was computed as if it were a separate tax-paying entity for periods prior to the Spin-off, and federal and state income taxes payable were remitted to First Data prior to the Spin-off.

Western Union accounts for income taxes under the liability method, which requires that deferred tax assets and liabilities be determined based on the expected future income tax consequences of events that have been recognized in the consolidated financial statements. Deferred tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

The Company adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48"), on January 1, 2007. FIN 48 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the consolidated financial statements. Under FIN 48, the Company recognizes the tax benefits from an uncertain tax position only when it is more likely than not, based on the technical merits of the position, that the tax position will be sustained upon examination, including the resolution of any related appeals or litigation. The tax benefits recognized in the consolidated financial statements from such a position are measured as the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate resolution. As a result of the implementation of FIN 48, the Company recognized an increase in the liability for unrecognized tax benefits plus associated accrued interest and penalties of $0.6 million, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

Foreign Currency Translation

The U.S. dollar is the functional currency for all of Western Union's businesses except certain investments and subsidiaries located primarily in Ireland, Argentina and Peru. Foreign currency denominated assets and liabilities for those entities for which the local currency is the functional currency are translated into United States dollars based on exchange rates prevailing at the end of the period. Revenues and expenses are translated at average exchange rates prevailing during the period. The effects of foreign exchange gains and losses arising from the translation of assets and liabilities of those entities where the functional currency is not the United States dollar are included as a component of "Accumulated other comprehensive loss." Foreign currency translation gains and losses on assets and liabilities of foreign operations in which the United States dollar is the functional currency are recognized in operations.

Derivatives

Western Union utilizes derivatives to mitigate foreign currency and interest rate risk. The Company recognizes all derivatives in the "Other assets" and "Other liabilities" captions in the accompanying Consolidated Balance Sheets at their fair value. All cash flows associated with derivatives are included in cash flows from operating activities in the Consolidated Statements of Cash Flows other than those previously designated as cash flow hedges that were determined to not qualify for hedge accounting as described in Note 14.

- **CASH FLOW HEDGES**–Changes in the fair value of derivatives that are designated and qualify as cash flow hedges in accordance with SFAS No. 133, *"Accounting for Derivative Instruments and Hedging Activities,"* as amended and interpreted ("SFAS No. 133") are recorded in "Accumulated other comprehensive loss." Cash flow hedges consist of foreign currency hedging of forecasted revenues, as well as, from time to time, hedges of anticipated fixed rate debt issuances. Derivative fair value changes that are captured in Accumulated other comprehensive loss are reclassified to revenues in the same period or periods the hedged item affects earnings. The portion of the change in fair value that is excluded from the measure of effectiveness is recognized immediately in "Derivative (losses)/gains, net."
- **FAIR VALUE HEDGES**–Changes in the fair value of derivatives that are designated as fair value hedges of fixed rate debt in accordance with SFAS No. 133 are recorded in interest expense. The offsetting change in value attributable to changes in the benchmark interest rate of the related debt instrument is also recorded in interest expense consistent with the related derivative's change.
- **UNDESIGNATED**–Derivative contracts entered into to reduce the variability related to (a) settlement assets and obligations, generally with maturities of a few days up to one month, and (b) certain foreign currency denominated cash positions, generally with maturities of less than one year, are not designated as hedges for accounting purposes and, as such, changes in their fair value are included in "Cost of services" consistent with foreign exchange rate fluctuations on the related settlement assets and obligations or cash positions.

The Company also had certain other foreign currency swap arrangements with First Data, prior to September 29, 2006, to mitigate the foreign exchange impact on certain euro denominated notes receivable with First Data. These foreign currency swaps did not qualify for hedge accounting and, accordingly, the fair value changes of these agreements were reported in the accompanying Consolidated Statements of Income as "Foreign exchange effect on notes receivable from First Data, net." The fair value of these swaps were settled in cash along with the related notes receivable in connection with the Spin-off.

The fair value of the Company's derivatives is derived from standardized models that use market based inputs (e.g., forward prices for foreign currency).

Stock-Based Compensation

The Company currently has a stock-based compensation plan that provides for the granting of Western Union stock options, restricted stock awards and restricted stock units to employees and other key individuals who perform services for the Company. In addition, the Company has a stock-based compensation plan that provides for grants of Western Union stock options and stock unit awards to non-employee directors of the Company. Prior to the Spin-off, employees of Western Union participated in First Data's stock-based compensation plans.

All stock-based compensation to employees is required to be measured at fair value and expensed over the requisite service period and also requires an estimate of forfeitures when calculating compensation expense. The Company recognizes compensation expense on awards on a straight-line basis over the requisite service period for the entire award. Refer to Note 16 for additional discussion regarding details of the Company's stock-based compensation plans.

New Accounting Pronouncements

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133"* ("SFAS No. 161"). SFAS No. 161 is required for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and early adoption is permitted. SFAS No. 161 requires additional disclosures about how and why the companies use derivatives, how derivatives and related hedged items are accounted for under SFAS No. 133, and how derivatives and related hedged items affect a company's financial position, results of operations, and cash flows. The Company's derivative disclosures already incorporate many of the provisions outlined in SFAS No. 161. Accordingly, the Company does not expect that the adoption of this pronouncement in 2009 will have a significant impact on the Company's financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141R, *"Business Combinations"* ("SFAS No. 141R"). This statement establishes a framework to disclose and account for business combinations. The adoption of the requirements of SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after fiscal years beginning after December 15, 2008 and may not be early adopted. The impact of the adoption of SFAS No. 141R will depend upon the nature and terms of business combinations that the Company consummates on or after January 1, 2009.

In December 2007, the FASB issued SFAS No. 160, *"Noncontrolling Interests in Consolidated Financial Statements–an amendment of ARB No. 51"* ("SFAS No. 160"). The statement establishes accounting and reporting standards for a noncontrolling interest in a subsidiary. The adoption of the requirements of SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2008 and may not be early adopted. The Company does not expect the impact of the adoption of SFAS No. 160 to be significant on the financial position, results of operations and cash flows, as the Company's current non-controlling interests are immaterial.

3. Restructuring and Related Expenses

Missouri and Texas Closures

On February 25, 2008, the Company decided to pursue decision bargaining negotiations with our union employees regarding the possible closure of the Company's facilities in Missouri and Texas. On March 14, 2008, the Company announced its decision to close substantially all of its facilities in Missouri and Texas and enter into effects bargaining with the union regarding severance and other benefits for the approximately 650 affected union employees, responsible for performing certain call center, settlement and operational accounting functions. On May 29, 2008, the Company and the union entered into a Memorandum of Agreement which resolved the effects of the restructuring decisions on the affected union employees and concluded that the Company's collective bargaining agreement with the union would not be renewed. The decision also resulted in the elimination of certain management positions in these same facilities. The Company completed the transition of these operations to existing Company facilities and third-party providers during the fourth quarter of 2008.

In conjunction with the decision, the Company incurred severance and employee related benefit expenses for all union and certain affected management employees, facility closure expenses and other expenses associated with the relocation of these operations to existing Company facilities and third-party providers, including costs related to hiring, training, relocation, travel and professional fees. Included in the facility closure expenses are non-cash expenses related to fixed asset and leasehold improvement write-offs and acceleration of depreciation and amortization.

Other Reorganizations

During 2008, in addition to the Missouri and Texas closures, the Company restructured some of its operations and relocated or eliminated certain shared service and call center positions. The relocated positions were moved to the Company's existing facilities or outsourced service providers. The Company has incurred all of the expenses related to these reorganization activities during 2008 and expects substantially all remaining accruals, primarily related to severance for terminated employees, to be paid in 2009.

Activity

The following table summarizes the activity for the restructuring and related expenses discussed above and the related restructuring accruals for the year ended December 31, 2008 (in millions):

	Severance and Employee Related	Asset Write-Offs and Incremental Depreciation	Lease Terminations	Other[e]	Total
MISSOURI AND TEXAS CLOSURES:					
Balance, December 31, 2007	$ –	$ –	$ –	$ –	$ –
Expenses[a]	13.1	7.3	7.8	18.1	46.3
Cash payments	(17.1)	–	(1.8)	(17.8)	(36.7)
Non-cash (charges)/benefits[a]:					
Loan assumption[b]	–	–	(6.0)	–	(6.0)
Employee related costs[c]	6.7	–	–	–	6.7
Asset write-offs[d]	–	(7.3)	–	–	(7.3)
Balance, December 31, 2008	$ 2.7	$ –	$ –	$ 0.3	$ 3.0
OTHER REORGANIZATIONS:					
Balance, December 31, 2007	$ –	$ –	$ –	$ –	$ –
Expenses[a]	31.2	0.6	–	4.8	36.6
Cash payments	(8.3)	–	–	(4.1)	(12.4)
Non-cash charges[a]:					
Asset write-offs[d]	–	(0.6)	–	–	(0.6)
Stock compensation charges[f]	(0.8)	–	–	–	(0.8)
Balance, December 31, 2008	$ 22.1	$ –	$ –	$ 0.7	$ 22.8
TOTAL PLANS:					
Balance, December 31, 2007	$ –	$ –	$ –	$ –	$ –
Expenses[a]	44.3	7.9	7.8	22.9	82.9
Cash payments	(25.4)	–	(1.8)	(21.9)	(49.1)
Non-cash (charges)/benefits[a]:					
Loan assumption[b]	–	–	(6.0)	–	(6.0)
Employee related costs[c]	6.7	–	–	–	6.7
Asset write-offs[d]	–	(7.9)	–	–	(7.9)
Stock compensation charges[f]	(0.8)	–	–	–	(0.8)
Balance, December 31, 2008	$ 24.8	$ –	$ –	$ 1.0	$ 25.8

(a) Non-cash expenses and expense reductions discussed in footnotes (b), (c), (d) and (f) below are included in "Expenses." However, these amounts were recognized outside of the restructuring accrual.

(b) In connection with the termination of a lease, the Company assumed a market rate loan from the landlord, which is included in other borrowings as of December 31, 2008, in lieu of a cash payment.

(c) Employee related costs include an expense reduction from the curtailment of certain employee benefits and additional employee benefit plan costs. The curtailment of certain employee benefits relates to accrued benefits for certain union employees, where the union employees were no longer entitled to such benefits upon the expiration of the union contract in August 2008. Such curtailment resulted in a reduction to expenses of $9.5 million. The offsetting employee benefit plan costs of $2.8 million relate to the termination of certain retirement eligible union and management plan participants in our defined benefit pension plans.

(d) Asset write-offs include write-offs of fixed assets and leasehold improvements and accelerated depreciation and amortization.

(e) Other expenses related to the relocation of various operations to existing Company facilities and third-party providers include hiring, training, relocation, travel and professional fees.

(f) Stock compensation charges represent costs associated with the modification of stock options and restricted stock awards and units for terminated employees.

Restructuring and related expenses are reflected in the Consolidated Statements of Income as follows (in millions):

Year Ended December 31,	2008
Cost of services	$62.8
Selling, general and administrative	20.1
Total restructuring and related expenses, pretax	$82.9
Total restructuring and related expenses, net of tax	$51.6

While these items are identifiable to the Company's segments, these expenses have been excluded from the measurement of segment operating profit provided to the chief operating decision maker ("CODM") for purposes of assessing segment performance and decision making with respect to resource allocation. Of the Company's total restructuring and related expenses of $82.9 million, $56.1 million, $23.4 million and $3.4 million are attributable to the Company's consumer-to-consumer, consumer-to-business and other segments, respectively.

4. Acquisitions

In December 2008, the Company acquired 80% of its existing money transfer agent in Peru for a purchase price of $35.0 million. The aggregate consideration paid was $29.7 million, net of a holdback reserve of $3.0 million. The Company acquired cash of $2.3 million as part of the acquisition. The $3.0 million holdback reserve will be paid in annual $1.0 million increments beginning December 2009, subject to the terms of the agreement. The results of operations of the acquiree have been included in the Company's consolidated financial statements since the acquisition date. The preliminary purchase price allocation resulted in $10.1 million of identifiable intangible assets, a significant portion of which were attributable to the acquiree's network of subagents. The identifiable intangible assets are being amortized over three to 10 years and goodwill of $24.8 million was recorded, which is expected to be deductible for income tax purposes. The purchase price allocation is preliminary and subject to change after the valuation of identifiable assets and certain other assets and liabilities is finalized. In addition, the Company has the option to acquire the remaining 20% of the money transfer agent and the money transfer agent has the option to sell the remaining 20% to the Company within 12 months after December 2013 at fair value.

On August 1, 2008, the Company acquired the money transfer assets from its existing money transfer agent in Panama for a purchase price of $18.3 million. The consideration paid was $14.3 million, net of a holdback reserve of $4.0 million. The $4.0 million holdback reserve is scheduled to be paid $0.5 million, $1.2 million, $1.2 million and $1.1 million in February 2009, August 2009, August 2010 and August 2011, respectively, subject to the terms of the agreement. The results of operations of the acquiree have been included in the Company's consolidated financial statements since the acquisition date. The preliminary purchase price allocation resulted in $5.6 million of identifiable intangible assets, a significant portion of which were attributable to the acquiree's network of subagents. The identifiable intangible assets are being amortized over three to seven years and goodwill of $14.2 million was recorded, which is not expected to be deductible for income tax purposes. The purchase price allocation is preliminary and subject to change after the valuation of identifiable assets and certain other assets and liabilities is finalized.

In October 2007, the Company entered into agreements totaling $18.3 million to convert its non-participating interest in an agent in Singapore to a fully participating 49% equity interest and to extend the agent relationship at more favorable commission rates to Western Union. As a result, the Company earns a pro-rata share of profits and has enhanced voting rights. The Company also has the right to add additional agent relationships in Singapore. In addition, in October 2007, the Company completed an agreement to acquire a 25% ownership interest in an agent in Jamaica and to extend the term of the agent relationship for $29.0 million. The aggregate consideration paid resulted in $20.2 million of identifiable intangible assets, including capitalized contract costs, which are being amortized over seven to 10 years. Western Union's investments in these agents are accounted for under the equity method of accounting.

In December 2006, the Company acquired Servicio Electronico de Pago S.A. and related entities ("SEPSA"), which operates under the brand name Pago Fácil[SM], for a total purchase price of $69.8 million, less cash acquired of $3.0 million. Pago Fácil provides consumer-to-business payments and prepaid mobile phone top-up services in Argentina. Previously, the Company held a 25% interest in Pago Fácil, which was treated as an equity method investment. As a result of acquiring the additional 75% ownership, the Company's entire investment in and results of operations of Pago Fácil have been included in the consolidated financial statements since the acquisition date. The purchase price allocation resulted in $28.1 million of identifiable intangible assets, a significant portion of which were attributable to the Pago Fácil service mark and acquired agent and biller relationships. The identifiable intangible assets were calculated based on the additional 75% ownership interest acquired, and are being amortized over two to 25 years. After adjusting the additional acquired net assets to fair value, goodwill of $44.5 million was recorded, substantially all of which is eligible for amortization for tax purposes across various jurisdictions.

The pro forma impact of all acquisitions on net income in 2008, 2007 and 2006 was immaterial.

The following table presents changes to goodwill for the years ended December 31, 2008 and 2007 (in millions):

	Consumer-to-Consumer	Consumer-to-Business	Other	Total
January 1, 2007 balance	$1,392.0	$243.1	$12.9	$1,648.0
Purchase price adjustments	(3.0)	(5.9)	1.7	(7.2)
Currency translation	–	(1.3)	–	(1.3)
December 31, 2007 balance	$1,389.0	$235.9	$14.6	$1,639.5
Acquisitions	39.0	–	–	39.0
Purchase price adjustments	(1.0)	–	–	(1.0)
Currency translation	–	(3.2)	(0.1)	(3.3)
December 31, 2008 balance	**$1,427.0**	**$232.7**	**$14.5**	**$1,674.2**

5. Related Party Transactions

Related Party Transactions with First Data

The Consolidated Statement of Income for the year ended December 31, 2006 prior to the Spin-off includes expense allocations for certain corporate functions historically provided to Western Union by First Data. If possible, these allocations were made on a specific identification basis. Otherwise, the expenses related to services provided to Western Union by First Data were allocated to Western Union based on relative percentages, as compared to First Data's other businesses, of headcount or other appropriate methods depending on the nature of each item or cost to be allocated.

Charges for functions historically provided to Western Union by First Data are primarily attributable to First Data's performance of many shared services that the Company utilized prior to the Spin-off. First Data continued to provide certain of these services subsequent to the Spin-off through a transition services agreement until September 29, 2007. In addition, prior to the Spin-off, the Company participated in certain First Data insurance, benefit and incentive plans, and it received services directly related to the operations of its businesses such as call center services, credit card processing, printing and mailing. The Consolidated

Statement of Income reflects charges incurred prior to the Spin-off from First Data and its affiliates for these services of $152.4 million for the year ended December 31, 2006. Included in these charges are amounts recognized for stock-based compensation expense, as well as net periodic benefit income associated with the Company's pension plans.

Included in "Interest income from First Data, net" in the Consolidated Statement of Income for the year ended December 31, 2006 was interest income of $37.4 million earned on notes receivable from First Data subsidiaries and interest expense of $1.7 million incurred on notes payable to First Data which were settled in connection with the Spin-off. Certain of the notes receivable were euro denominated, and as such, the Company had related foreign currency swap agreements to mitigate the foreign exchange impact to the Company on such notes. Included in "Foreign exchange effect on notes receivable from First Data, net" in the Consolidated Statement of Income during the year ended December 31, 2006 are foreign exchange gains of $10.1 million from the revaluation of these euro denominated notes receivable and related foreign currency swap agreements.

During the period from January 1, 2006 through September 29, 2006, the Company recognized commission revenues from a First Data subsidiary in connection with its money order business of $23.6 million. Subsequent to the Spin-off, the Company continues to recognize commission revenue from this First Data subsidiary.

Other Related Party Transactions

The Company has ownership interests in certain of its agents accounted for under the equity method of accounting. The Company pays these agents, as it does its other agents, commissions for money transfer and other services provided on the Company's behalf. Commissions paid to these agents for the years ended December 31, 2008, 2007 and 2006 totaled $305.9 million, $256.6 million and $212.2 million, respectively. For those agents where an ownership interest was acquired during the year, only amounts paid subsequent to the investment date have been reflected as a related party transaction.

6. Commitments and Contingencies

In the normal course of business, Western Union is subject to claims and litigation. Management of Western Union believes such matters involving a reasonably possible chance of loss will not, individually or in the aggregate, result in a material adverse effect on Western Union's financial position, results of operations and cash flows. Western Union accrues for loss contingencies as they become probable and estimable.

On September 25, 2008, the Company was served with a purported class action complaint alleging that Western Union willfully and negligently violated the Fair and Accurate Credit Transactions Act of 2003 ("FACTA") by providing debit and credit card expiration dates on electronically printed receipts for transactions initiated on the Company's website. On November 12, 2008, the Company received notification that the class action complaint was voluntarily dismissed.

The Company has $77.0 million in outstanding letters of credit and bank guarantees at December 31, 2008 with expiration dates through 2015, certain of which contain a one-year renewal option. The letters of credit and bank guarantees are primarily held in connection with lease arrangements and certain agent agreements. The Company expects to renew the letters of credit and bank guarantees prior to expiration in most circumstances.

Pursuant to the separation and distribution agreement with First Data in connection with the Spin-off (see Note 1), First Data and the Company are each liable for, and agreed to perform, all liabilities with respect to their respective businesses. In addition, the separation and distribution agreement also provides for cross-indemnities principally designed to place financial responsibility for the obligations and liabilities of the Company's business with the Company and financial responsibility for the obligations and liabilities of First Data's retained businesses with First Data. The Company also entered into a tax allocation agreement that sets forth the rights and obligations of First Data and the Company with respect to taxes imposed on their respective businesses both prior to and after the Spin-off as well as potential tax obligations for which the Company may be liable in conjunction with the Spin-off (see Note 10).

7. Investment Securities

Investment securities, classified within "Settlement assets" in the Consolidated Balance Sheets, consist primarily of high-quality state and municipal debt instruments. Substantially all of the Company's investment securities were marketable securities during all periods presented. The Company is required to maintain specific high-quality, investment grade securities and such investments are restricted to satisfy outstanding settlement obligations in accordance with applicable state regulations. Western Union does not hold financial instruments for trading purposes. All investment securities are classified as available-for-sale and recorded at fair value. Investment securities are exposed to market risk due to changes in interest rates and credit risk. Western Union regularly monitors credit risk and attempts to mitigate its exposure by making high-quality investments. At December 31, 2008, the significant majority of the Company's investment securities had credit ratings of "AA-" or better from a major credit rating agency.

Unrealized gains and losses on available-for-sale securities are excluded from earnings and presented as a component of accumulated other comprehensive income or loss, net of related deferred taxes. Proceeds from the sale and maturity of available-for-sale securities during the years ended December 31, 2008, 2007 and 2006 were $2,811.5 million, $177.7 million and $62.6 million, respectively.

During 2008, the Company increased its investment securities primarily through the addition of various state and municipal variable rate demand note securities which can be put (sold at par) typically on a daily basis with settlement periods ranging from the same day to one week, but that have maturity dates ranging from 2012 to 2046. Generally, these securities are used by the Company for short-term liquidity needs and are held for short periods of time, typically less than 30 days. As a result, this has increased the frequency of purchases and proceeds received by the Company. At December 31, 2008, 53% of the Company's investments in state and municipal debt securities were variable rate demand notes and the remainder are fixed rate securities.

Gains and losses on investments are calculated using the specific-identification method and are recognized during the period the investment is sold or when an investment experiences an other-than-temporary decline in value below cost or amortized cost. When an investment is deemed to have an other-than-temporary decline in value it is reduced to its fair value, which becomes the new cost basis of the investment. Western Union considers both qualitative and quantitative indicators when judging whether a decline in value of an investment is other-than-temporary in nature, including, but not limited to, the length of time the investment has been in an unrealized loss position, the significance of the unrealized loss relative to the carrying amount of the investment and our intent and ability to hold the investment until a forecasted recovery.

The components of investment securities, all of which are classified as available-for-sale, are as follows (in millions):

December 31, 2008	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains/(Losses)
State and municipal obligations	$400.1	$401.7	$2.5	$(0.9)	$ 1.6
Debt securities issued by foreign governments	4.0	3.9	–	(0.1)	(0.1)
	$404.1	$405.6	$2.5	$(1.0)	$ 1.5

December 31, 2007	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses	Net Unrealized Gains/(Losses)
State and municipal obligations	$187.3	$188.0	$0.7	$ –	$ 0.7
Preferred stock of a government sponsored enterprise	6.9	5.8	–	(1.1)	(1.1)
	$194.2	$193.8	$0.7	$(1.1)	$(0.4)

There were no investments with a single issuer or individual securities representing greater than 10% of total investment securities as of December 31, 2008 and 2007.

The following summarizes contractual maturities of investment securities as of December 31, 2008 (in millions):

	Amortized Cost	Fair Value
Due within 1 year	$ 45.9	$ 46.2
Due after 1 year through 5 years	127.8	128.7
Due after 5 years through 10 years	2.4	2.5
Due after 10 years	228.0	228.2
	$404.1	$405.6

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay the obligations or the Company may have the right to put the obligation back to the issuer prior to its contractual maturity.

During the year ended December 31, 2008, the Company recognized an other-than-temporary impairment of $1.7 million on its preferred stock investments in the Federal Home Loan Mortgage Corporation, a government sponsored enterprise, and a realized loss of $2.9 million on the later sale of these investments during the year ended December 31, 2008, for a total impact of $4.6 million. As of December 31, 2008, the Company has no remaining investments in preferred stock of government sponsored enterprises.

On July 18, 2008, the Company entered into an agreement with IPS, a subsidiary of First Data, which modified the existing business relationship with respect to the issuance and processing of money orders. Under the terms of the agreement, beginning on October 1, 2009 (the "Transition Date"), IPS will assign and transfer to the Company certain operating assets used by IPS to issue money orders and an amount of cash sufficient to satisfy all outstanding money order liabilities. On the Transition Date, the Company will assume IPS's role as issuer of the money orders, including its obligation to pay outstanding money orders, and will terminate the existing agreement whereby IPS pays Western Union a fixed return on the outstanding money order balances (which vary from day to day but approximate $800 million). Following the Transition Date, Western

Union will invest the cash received from IPS in high-quality, investment grade securities in accordance with applicable regulations, which are the same as those currently governing the investment of the Company's United States originated money transfer principal. In anticipation of the Company's exposure to fluctuations in interest rates, the Company has entered into interest rate swaps on certain of its fixed rate notes. Through a combination of the revenue generated from these investment securities and the anticipated interest expense savings resulting from the interest rate swaps, the Company estimates that it should be able to retain subsequent to the Transition Date, on a pretax income basis through 2011, a comparable rate of return as it is receiving under its current agreement with IPS. Refer to Note 14 for additional information on the interest rate swaps.

Subsequent to the Transition Date, all revenue generated from the management of the investment portfolio will be retained by the Company and none will be shared with its agents. IPS will continue to provide to the Company clearing services necessary for payment of the money orders in exchange for the payment by the Company to IPS of a per-item administrative fee. The Company will no longer provide to IPS the services required under the original money order agreement or receive from IPS the fee for such services.

8. Fair Value Measurements

As discussed in Note 2, the Company adopted the provisions of SFAS No. 157 on January 1, 2008. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. For additional information on how Western Union measures fair value, refer to Note 2, "Summary of Significant Accounting Policies."

The following table reflects assets and liabilities that are measured and carried at fair value on a recurring basis as of December 31, 2008 (in millions):

	Fair Value Measurement Using			
	Level 1	Level 2	Level 3	Assets/ Liabilities at Fair Value
Assets				
State and municipal debt instruments	$ –	$401.7	$ –	$401.7
Debt securities issued by foreign governments	0.1	3.8	–	3.9
Derivatives	–	116.8	–	116.8
Total assets	$0.1	$522.3	$ –	$522.4
Liabilities				
Derivatives	$ –	$ 10.8	$ –	$ 10.8
Total liabilities	$ –	$ 10.8	$ –	$ 10.8

9. Other Assets and Other Liabilities

The following table summarizes the components of other assets and other liabilities (in millions):

December 31,	2008	2007
Other assets:		
Receivable for securities sold	**$298.1**	$ –
Equity method investments	**213.1**	211.3
Derivatives	**116.8**	8.1
Amounts advanced to agents, net of discounts	**69.3**	93.1
Deferred customer set up costs	**34.6**	41.9
Receivables from First Data	**26.3**	9.1
Prepaid expenses	**20.6**	19.8
Accounts receivable, net	**19.8**	22.5
Debt issue costs	**14.0**	13.5
Prepaid commissions	**3.0**	22.5
Other	**42.5**	56.2
Total other assets	**$858.1**	$498.0
Other liabilities:		
Pension obligations	**$107.1**	$ 27.6
Deferred revenue	**59.4**	74.2
Derivatives	**10.8**	37.2
Other	**20.7**	43.9
Total other liabilities	**$198.0**	$182.9

Receivable for securities sold

On September 15, 2008, Western Union requested redemption of its shares in the Reserve International Liquidity Fund, Ltd., a money market fund, (the "Fund") totaling $298.1 million. The Company had not received any portion of the redemption payment prior to December 31, 2008, and accordingly, reclassified the total amount due from "Cash and cash equivalents" to "Other assets" in the Consolidated Balance Sheet as of December 31, 2008. At the time the redemption request was made, the Company was informed by the Reserve Management Company, the Fund's investment advisor (the "Manager"), that the Company's redemption trades would be honored at a $1.00 per share net asset value. On January 30, 2009, the Company received a partial distribution from the Fund of $193.6 million. The Company expects to receive the remaining payment based on the maturities of the underlying investments in the Fund and the status of the litigation process. The Company believes that due to uncertainty surrounding the outcome of litigation facing the Fund, as well as potential variability in the ultimate amount and related timing of the recovery of this balance, the fair value of this financial asset may be less than the related carrying value. There is a risk that the redemption process could be delayed and that the Company could receive less than the $1.00 per share net asset value should pro-rata distribution occur. Based on net asset information provided by the Fund, the Company's exposure related to pro-rata distribution could be $12 million, excluding settlement costs incurred by the Fund. However, based on written and verbal representations from the Manager to date and the Company's current legal position regarding the Company's redemption priority, the Company believes that it is entitled to such funds, and is vigorously pursuing collection of the remaining distribution.

Amounts advanced to agents, net of discounts

From time to time, the Company makes advances and loans to agents. In 2006, the Company signed a six year agreement with one of its existing agents which included a four year loan of $140.0 million to the agent. The terms of the loan agreement require that a percentage of commissions earned by the agent (64% in 2009) be withheld by us as repayment of the loan and the agent remains obligated to repay the loan if commissions earned are not sufficient. The Company imputes interest on this below-market rate note receivable, and has recorded the note net of a discount of $3.0 million and $22.5 million as of December 31, 2008 and 2007, respectively. The remaining loan receivable balance relating to this agent as of December 31, 2008 and 2007, net of discount, was $47.0 million and $67.5 million, respectively. Other advances and loans outstanding as of December 31, 2008 and 2007 were $22.3 million and $25.6 million, respectively.

10. Income Taxes

The components of pretax income, generally based on the jurisdiction of the legal entity, are as follows (in millions):

Year Ended December 31,	**2008**	2007	2006
Components of pretax income:			
Domestic	**$ 416.3**	$ 529.3	$ 707.1
Foreign	**822.4**	693.1	628.0
	$1,238.7	$1,222.4	$1,335.1

The provision for income taxes is as follows (in millions):

Year Ended December 31,	**2008**	2007	2006
Federal	**$234.8**	$287.7	$331.1
State and local	**30.3**	26.3	34.5
Foreign	**54.6**	51.1	55.5
	$319.7	$365.1	$421.1

Domestic taxes have been incurred on certain pre-tax income amounts that were generated by the Company's foreign operations. Accordingly, the percentage obtained by dividing the total federal, state and local tax provision by the domestic pretax income, all as shown in the preceding tables, may be higher than the statutory tax rates in the United States.

The Company's effective tax rates differ from statutory rates as follows:

Year Ended December 31,	**2008**	2007	2006
Federal statutory rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal income tax benefits	**1.3%**	1.7%	2.0%
Foreign rate differential	**(11.4)%**	(7.7)%	(6.3)%
Federal tax credits	**–%**	–%	(0.3)%
Other	**0.9%**	0.9%	1.1%
Effective tax rate	**25.8%**	29.9%	31.5%

Western Union's provision for income taxes consists of the following components (in millions):

Year Ended December 31,	2008	2007	2006
Current:			
Federal	$219.6	$284.9	$314.0
State and local	34.5	25.5	33.1
Foreign	49.7	50.5	61.1
Total current taxes	303.8	360.9	408.2
Deferred:			
Federal	15.2	2.8	17.1
State and local	(4.2)	0.8	1.4
Foreign	4.9	0.6	(5.6)
Total deferred taxes	15.9	4.2	12.9
	$319.7	$365.1	$421.1

Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the book and tax bases of Western Union's assets and liabilities. The following table outlines the principal components of deferred tax items (in millions):

December 31,	2008	2007
Deferred tax assets related to:		
Reserves and accrued expenses	$ 45.4	$ 40.2
Pension obligations	39.5	11.8
Deferred revenue	3.1	4.4
Other	6.8	14.3
Total deferred tax assets	94.8	70.7
Deferred tax liabilities related to:		
Property, equipment and intangibles	349.0	321.8
Other	15.9	12.5
Total deferred tax liabilities	364.9	334.3
Net deferred tax liability	$270.1	$263.6

Uncertain Tax Positions

The Company has established contingency reserves for material, known tax exposures, including potential tax audit adjustments with respect to its international operations, which were restructured in 2003. The Company's tax reserves reflect management's judgment as to the resolution of the issues involved if subject to judicial review. While the Company believes its reserves are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be resolved at a financial cost that does not exceed its related reserve. With respect to these reserves, the Company's income tax expense would include (i) any changes in tax reserves arising from material changes during the period in the facts and circumstances (i.e. new information) surrounding a tax issue, and (ii) any difference from the Company's tax position as recorded in the financial statements and the final resolution of a tax issue during the period.

The Company adopted the provisions of FIN 48 on January 1, 2007. The cumulative effect of applying this interpretation resulted in a reduction of $0.6 million to the January 1, 2007 balance of retained earnings.

Unrecognized tax benefits represent the aggregate tax effect of differences between tax return positions and the amounts otherwise recognized in the Company's financial statements, and are reflected in "Income taxes payable" in the Consolidated Balance Sheets. A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, is as follows (in millions):

	2008	2007
Balance at January 1,	$251.4	$166.0
Increases–positions taken in current period [(a)]	93.8	78.0
Increases–positions taken in prior periods [(b)]	28.4	12.8
Decreases–positions taken in prior periods	(7.9)	–
Decreases–settlements with taxing authorities	(0.2)	(0.7)
Decreases–lapse of applicable statute of limitations	(4.3)	(4.7)
Balance at December 31,	$361.2	$251.4

(a) Includes recurring accruals for issues which initially arose in previous periods.
(b) Changes to positions taken in prior periods relate to changes in estimates used to calculate prior period unrecognized tax benefits.

A substantial portion of the Company's unrecognized tax benefits relate to the 2003 restructuring of the Company's international operations whereby the Company's income from certain foreign-to-foreign money transfer transactions has been taxed at relatively low foreign tax rates compared to the Company's combined federal and state tax rates in the United States. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $352.4 million and $243.2 million as of December 31, 2008 and 2007, respectively, excluding interest and penalties.

The Company recognizes interest and penalties with respect to unrecognized tax benefits in income tax expense and records the associated liability in "Income taxes payable" in its Consolidated Balance Sheets. The Company recognized $11.6 million, $13.5 million and $5.6 million in interest and penalties during the years ended December 31, 2008, 2007 and 2006, respectively. The Company has accrued $35.8 million and $24.8 million for the payment of interest and penalties at December 31, 2008 and 2007, respectively.

The Company has identified no uncertain tax position for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months, except for recurring accruals on existing uncertain tax positions. The change in unrecognized tax benefits during the years ended December 31, 2008 and 2007 is substantially attributable to such recurring accruals and the resolution of certain tax Spin-off matters with First Data.

The Company and its subsidiaries file tax returns for the United States, for multiple states and localities, and for various non-United States jurisdictions, and the Company has identified the United States and Ireland as its two major tax jurisdictions. The United States federal income tax returns of First Data, which include the Company, are eligible to be examined for the years 2002 through 2006. The Company's United States federal income tax returns since the Spin-off are also eligible to be examined. The United States Internal Revenue Service ("IRS") has issued a report of the results of its examination of the United States federal consolidated income tax return of First Data for 2002, and the Company believes that the resolution of the adjustments that affect the Company proposed in the report will not result in a material change to the Company's financial position. In addition, the IRS completed its examination of the United States federal consolidated income tax returns of First Data for 2003 and 2004, which included the Company, and issued a Notice of Deficiency in December 2008. The Notice of Deficiency alleges significant additional taxes, interest and penalties owed with respect to a variety of adjustments involving the Company and its subsidiaries, and the Company generally has responsibility for taxes associated with these potential Company-related adjustments under the tax allocation agreement with First Data executed at the time of the Spin-off. The Company agrees with a number of the adjustments in the Notice of Deficiency; however, the Company does not agree with the Notice of Deficiency regarding several substantial adjustments representing total alleged additional tax and penalties due of approximately $114 million. As of December 31, 2008, interest on the alleged amounts due for unagreed adjustments would be approximately $23 million. A substantial part of the alleged amounts due for these unagreed adjustments relates to the Company's international restructuring, which took effect in the fourth quarter 2003, and, accordingly, the alleged amounts due related to such restructuring largely are attributable to 2004. The Company expects to contest those adjustments with which it does not agree with by filing a petition in the United States Tax Court. The Company believes its overall reserves are adequate, including those associated with the adjustments alleged in the Notice of Deficiency. If the IRS' position in the Notice of Deficiency is sustained, the Company's tax provision related to 2003 and later years would materially increase. The Irish income tax returns of certain subsidiaries for the years 2004 and forward are eligible to be examined by the Irish tax authorities, although no examinations have commenced.

At December 31, 2008, no provision had been made for United States federal and state income taxes on foreign earnings of approximately $1.6 billion, which are expected to be reinvested outside the United States indefinitely. Upon distribution of those earnings to the United States in the form of actual or constructive dividends, the Company would be subject to United States income taxes (subject to an adjustment for foreign tax credits), state income taxes and possible withholding taxes payable to various foreign countries. Determination of this amount of unrecognized deferred United States tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Tax Allocation Agreement with First Data

The Company and First Data each are liable for taxes imposed on their respective businesses both prior to and after the Spin-off. If such taxes have not been appropriately apportioned between First Data and the Company, subsequent adjustments may occur that may impact the Company's financial position or results of operations.

Also under the tax allocation agreement, with respect to taxes and other liabilities that result from a final determination that is inconsistent with the anticipated tax consequences of the Spin-off (as set forth in the private letter ruling and relevant tax opinion), ("Spin-off Related Taxes"), the Company will be liable to First Data for any such Spin-off Related Taxes attributable solely to actions taken by or with respect to the Company. In addition, the Company will also be liable for 50% of any Spin-off Related Taxes (i) that would not have been imposed but for the existence of both an action by the Company and an action by First Data or (ii) where the Company and First Data each take actions that, standing alone, would have resulted in the imposition of such Spin-off Related Taxes. The Company may be similarly liable if it breaches certain representations or covenants set forth in the tax allocation agreement. If the Company is required to indemnify First Data for taxes incurred as a result of the Spin-off being taxable to First Data, it likely would have a material adverse effect on the Company's business, financial position and results of operations. First Data generally will be liable for all Spin-off Related Taxes, other than those described above.

11. Employee Benefit Plans

Defined Contribution Plans

The Company's Board of Directors approved The Western Union Company Incentive Savings Plan ("401(k)") as of September 29, 2006, covering eligible non-union employees on the United States payroll of Western Union after the spin-off date. Employees that make voluntary contributions to this plan receive up to a 4% Western Union matching contribution. All matching contributions are immediately 100% vested.

The Company has a 401(k) plan covering its former union employees. Due to the restructuring and related activities discussed in Note 3, the Company's expenses under this plan are immaterial.

The Company administers 16 defined contribution plans in various countries globally on behalf of approximately 600 employee participants as of December 31, 2008. Such plans have vesting and employer contribution provisions that vary by country.

In addition, Western Union's Board of Directors adopted a non-qualified deferred compensation plan for highly compensated employees. The plan provides tax-deferred contributions, matching and the restoration of Company matching contributions otherwise limited under the 401(k).

Prior to the spin-off from First Data, eligible full-time non-union employees of the Company were covered under a First Data sponsored defined contribution incentive savings plan. Employees who made voluntary contributions to this plan, received up to a 3% Western Union matching contribution, service related contributions of 1.5% to 3% of eligible employee compensation, certain other additional employer contributions, and additional discretionary Company contributions. In addition, First Data provided non-qualified deferred compensation plans for certain highly compensated employees. These plans provided tax-deferred contributions, matching and the restoration of Company contributions under the defined contribution plans otherwise limited by IRS or plan limits.

The aggregate amount charged to expense in connection with all of the above plans was $12.5 million, $11.6 million and $10.8 million during the years ended December 31, 2008, 2007 and 2006, respectively.

Defined Benefit Plans

On January 1, 2008, the Company adopted the remaining provisions of SFAS No. 158, *"Employers Accounting for Defined Benefit Pension and Other Postretirement Plans–An Amendment of SFAS No. 87, 88, 106 and 132(R)"* ("SFAS No. 158"), which required the Company to change its plan measurement date to December 31 effective January 1, 2008. The Company elected the alternative transition method, and accordingly, the Company prepared a 15-month projection of net periodic benefit income for the period from October 1, 2007 through December 31, 2008. The pro-rated portion of net periodic benefit income of $0.1 million for the period from October 1, 2007 through December 31, 2007 was reflected as an increase to "Retained earnings" on January 1, 2008.

The Company has two frozen defined benefit pension plans for which it had a recorded unfunded pension obligation of $107.1 million as of December 31, 2008, included in "Other liabilities" in the Consolidated Balance Sheets. No contributions were made to these plans by First Data or Western Union during the years ended December 31, 2008, 2007 and 2006. Due to the impact of recently enacted legislation, the Company will not be required to contribute to these plans during 2009, but estimates it will be required to contribute approximately $20 to $25 million in 2010.

The Company recognizes the funded status of its pension plans in its Consolidated Balance Sheets with a corresponding adjustment to "Accumulated other comprehensive loss," net of tax.

The following table provides a reconciliation of the changes in the pension plans' benefit obligations, fair value of assets and a statement of the funded status (in millions):

	2008	2007
CHANGE IN BENEFIT OBLIGATION		
Projected benefit obligation at October 1,	$ 426.0	$459.0
SFAS 158 measurement date adjustment [(a)]	6.1	–
Interest costs	24.4	24.6
Actuarial gain	(5.6)	(12.5)
Benefits paid	(54.9)	(45.1)
Employee termination benefits	2.8	–
Projected benefit obligation at December 31, 2008 and September 30, 2007	$ 398.8	$426.0
CHANGE IN PLAN ASSETS		
Fair value of plan assets at October 1,	$ 398.4	$406.1
Actual return on plan assets	(51.8)	37.4
Benefits paid	(54.9)	(45.1)
Fair value of plan assets at December 31, 2008 and September 30, 2007	291.7	398.4
Funded status of the plan	$(107.1)	$ (27.6)
Accumulated benefit obligation	$ 398.8	$426.0

(a) Represents the adjustment to retained earnings of $0.1 million for the period from October 1, 2007 through December 31, 2007. This adjustment consists of interest costs of $6.1 million, offset by $6.2 million which represents the expected return on plan assets less amortization of the actuarial loss.

Differences in expected returns on plan assets estimated at the beginning of the year versus actual returns, and assumptions used to estimate the beginning of year projected benefit obligation versus the end of year obligation (principally discount rate and mortality assumptions) are, on a combined basis, considered actuarial gains and losses. Such actuarial gains and losses are recognized as a component of "Comprehensive income" and amortized to income over the average remaining life expectancy of the plan participants. Included in "Accumulated other comprehensive loss" at December 31, 2008 is $3.6 million ($2.3 million, net of tax) of actuarial losses that are expected to be recognized in net periodic pension cost during the year ended December 31, 2009.

The following table provides the amounts recognized in the Consolidated Balance Sheets (in millions):

December 31,	2008	2007
Accrued benefit liability	$(107.1)	$(27.6)
Accumulated other comprehensive loss	150.3	73.1
Net amount recognized	$ 43.2	$ 45.5

The following table provides the components of net periodic benefit cost/(income) for the plans (in millions):

December 31,	2008	2007	2006
Interest cost	$ 24.4	$ 24.6	$ 24.8
Expected return on plan assets	(27.5)	(28.4)	(29.9)
Amortization of actuarial loss	2.7	3.6	4.2
Employee termination costs	2.8	–	–
Net periodic benefit cost/(income)	$ 2.4	$ (0.2)	$ (0.9)

During 2008, the Company recorded $2.8 million of expense relating to the termination of certain retirement eligible union and management plan participants in connection with the restructuring and related activities disclosed in Note 3.

The pension liability included in other accumulated comprehensive loss, net of tax, increased/(decreased) $46.4 million, ($15.3) million and ($10.8) million in 2008, 2007 and 2006, respectively. The significant comprehensive loss in 2008 was caused by a decline in the fair value of plan assets, which was primarily attributable to a decrease in the value of the equity securities within the plan asset portfolio.

The weighted-average rate assumptions used in the measurement of the Company's benefit obligation are as follows:

	2008	2007
Discount rate	6.26%	6.02%

The weighted-average rate assumptions used in the measurement of the Company's net cost (income) are as follows:

	2008	2007	2006
Discount rate	6.02%	5.62%	5.24%
Expected long-term return on plan assets	7.50%	7.50%	7.50%

SFAS No. 87 requires the sponsor of a defined benefit plan to measure the plan's obligations and annual expense using assumptions that reflect best estimates and are consistent to the extent that each assumption reflects expectations of future economic conditions. As the bulk of the pension benefits will not be paid for many years, the computation of pension expenses and benefits is based on assumptions about future interest rates and expected rates of return on plan assets. In general, pension obligations are most sensitive to the discount rate assumption, and it is set based on the rate at which the pension benefits could be settled effectively. The discount rate is determined by matching the timing and amount of anticipated payouts under the plans to the rates from a AA spot rate yield curve. The curve is derived from AA bonds of varying maturities.

Western Union employs a building block approach in determining the long-term rate of return for plan assets. Historical markets are studied and long-term historical relationships between equities and fixed-income securities are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established using a building block approach with proper consideration of diversification and re-balancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

Pension plan asset allocation at December 31, 2008 and September 30, 2007, and target allocations based on investment policies, are as follows:

Asset Category	Percentage of Plan Assets at Measurement Date 2008	2007
Equity securities	**24%**	41%
Debt securities	**75%**	58%
Other	**1%**	1%
	100%	100%

	Target Allocation
Equity securities	25–35%
Debt securities	65–75%

In consideration of the frozen status of the Plans, the Company decided to implement a risk reduction strategy in 2008. As a result, the Company increased its allocation to debt securities from equity securities.

Certain members of the Company's Board of Directors and management are affiliated with companies whose securities are held in Western Union's pension trust, which is managed by independent asset managers. Therefore, these affiliated companies are considered related parties. The following table details plan assets invested in these related party securities as of December 31, 2008 and September 30, 2007:

	2008		
Plan Corporate Bond Holdings	**Principal (in millions)**	**Fair Market Value (in millions)**	**% of Total Plan Assets**
Allstate Corporation corporate bond	**$0.8**	**$0.7**	**0.23%**
Hasbro Inc. corporate bond	**$0.2**	**$0.2**	**0.06%**
Bristol-Myers Squibb corporate bond	**$0.7**	**$0.7**	**0.24%**
HBOS PLC corporate bond	**$0.3**	**$0.2**	**0.08%**
New York Life Insurance Company corporate bond	**$0.5**	**$0.4**	**0.14%**

	2007		
Plan Corporate Bond Holdings	Principal (in millions)	Fair Market Value (in millions)	% of Total Plan Assets
Allstate Corporation corporate bond	$0.8	$0.8	0.20%
Hasbro Inc. corporate bond	$0.2	$0.2	0.05%
Mellon FDG corporate bond	$0.3	$0.3	0.08%
New York Life Insurance Company corporate bond	$0.4	$0.4	0.10%

The maturities of debt securities at December 31, 2008 range from less than one year to approximately 60 years with a weighted-average maturity of 20 years.

The assets of the Company's defined benefit plans are managed in a third-party master trust. The investment policy and allocation of the assets in the master trust are overseen by the Company's Investment Council. Western Union employs a total return investment approach whereby a mix of equities and fixed income investments are used in an effort to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities and plan funded status. The investment portfolio contains a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across United States and non-United States stocks, as well as securities deemed to be growth, value, and small and large capitalizations. Other assets, primarily private equity, are used judiciously in an effort to enhance long-term returns while improving portfolio diversification. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements, and periodic asset and liability studies.

The estimated future benefit payments are expected to be $43.7 million in 2009, $42.4 million in 2010, $41.1 million in 2011, $39.9 million in 2012, $38.5 million in 2013 and $169.1 million in 2014 through 2018.

12. Operating Lease Commitments

Western Union leases certain real properties for use as customer service centers and administrative and sales offices. Western Union also leases data communications terminals, computers and office equipment. Certain of these leases contain renewal options and escalation provisions. Total rent expense under operating leases was $39.7 million, $31.6 million and $29.2 million during the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, the minimum aggregate rental commitments under all noncancelable operating leases, net of sublease income commitments aggregating $8.2 million through 2014, are as follows (in millions):

Year Ending December 31,	
2009	$ 23.5
2010	17.5
2011	12.9
2012	10.2
2013	9.2
Thereafter	29.3
Total future minimum lease payments	$102.6

13. Stockholders' Equity

Accumulated other comprehensive loss

Accumulated other comprehensive loss includes all changes in equity during a period that have yet to be recognized in income, except those resulting from transactions with shareholders. The major components include foreign currency translation adjustments, pension liability adjustments, unrealized gains and losses on investment securities and gains or losses from cash flow hedging activities.

The assets and liabilities of foreign subsidiaries whose functional currency is not the United States dollar are translated using the appropriate exchange rate as of the end of the year. Foreign currency translation adjustments represent unrealized gains and losses on assets and liabilities arising primarily from the difference in the foreign country currency compared to the United States dollar. These gains and losses are accumulated in comprehensive income. When a foreign subsidiary is substantially liquidated, the cumulative translation gain or loss is removed from "Accumulated other comprehensive loss" and is recognized as a component of the gain or loss on the sale of the subsidiary.

A pension liability adjustment associated with our defined benefit pension plans is recognized for the difference between estimated assumptions (e.g., asset returns, discount rates, mortality) and actual results. The amount in "Accumulated other comprehensive loss" is amortized to income over the remaining life expectancy of the plan participants. Details of the pension plans' assets and obligations are explained further in Note 11.

We record unrealized gains and losses on investment securities that are available for sale, primarily municipal securities, in accumulated other comprehensive income until the investment is either sold or deemed other-than-temporarily impaired. See Note 7 for further discussion.

The effective portion of the change in fair value of derivatives that qualify as cash flow hedges are recorded in accumulated other comprehensive income. Generally, amounts are recognized in income when the related forecasted transaction affects earnings. See Note 14 for further discussion.

The income tax effects allocated to and the cumulative balance of each component of accumulated other comprehensive loss are as follows (in millions):

	2008	2007	2006
Beginning balance, January 1	**$(68.8)**	$(73.5)	$(62.1)
Net unrealized gains/(losses) on investment securities:			
Unrealized losses, net of tax benefits of $(0.9) in 2008, $(0.7) in 2007 and $(0.3) in 2006	**(1.5)**	(1.4)	(0.5)
Reclassification adjustment for losses/(gains) included in net income, net of tax benefit/(expense) of $1.6 in 2008, $(0.1) in 2007, and $0.0 in 2006	**2.7**	(0.1)	0.1
Net unrealized gains/(losses) on investment securities	**1.2**	(1.5)	(0.4)
Net unrealized gains/(losses) on hedging activities:			
Unrealized gains/(losses), net of tax expense/(benefit) of $15.0 in 2008, $(14.6) in 2007 and $(1.6) in 2006	**67.6**	(41.3)	(27.8)
Reclassification adjustment for losses /(gains) included in net income, net of tax benefit/(expense) of $3.5 in 2008, $4.4 in 2007, and $(0.1) in 2006	**21.6**	26.9	(1.5)
Net unrealized gains/(losses) on hedging activities	**89.2**	(14.4)	(29.3)
Net foreign currency translation adjustments and loss on disposal:			
Foreign currency translation adjustments, net of tax (benefit)/expense of $(2.8) in 2008, $2.8 in 2007, and $4.2 in 2006	**(5.2)**	5.3	6.4
Reclassification adjustment for loss on disposal included in net income	**–**	–	1.1
Net foreign currency translation adjustments and loss on disposal	**(5.2)**	5.3	7.5
Net unrealized (losses)/gains on pension liability:			
Unrealized (losses)/gains, net of tax (benefit)/expense of $(28.0) in 2008, $7.9 in 2007, and $0.3 in 2006	**(48.1)**	13.0	8.2
Reclassification adjustment for losses included in net income, net of tax benefit of $1.0 in 2008, $1.3 in 2007, and $1.6 in 2006	**1.7**	2.3	2.6
Net unrealized (losses)/gains on pension liability	**(46.4)**	15.3	10.8
Other comprehensive income/(loss)	**38.8**	4.7	(11.4)
Ending balance, December 31	**$(30.0)**	$(68.8)	$(73.5)

The components of accumulated other comprehensive loss were as follows (in millions):

	2008	2007	2006
Unrealized (losses)/gains on investment securities	**$ 0.9**	$ (0.3)	$ 1.2
Unrealized (losses)/gains on hedging activities	**45.5**	(43.7)	(29.3)
Foreign currency translation adjustment	**18.1**	23.3	18.0
Pension liability adjustment	**(94.5)**	(48.1)	(63.4)
	$(30.0)	$(68.8)	$(73.5)

Cash Dividends Paid

During the fourth quarter of 2008, the Company's Board of Directors declared a cash dividend of $0.04 per common share, representing $28.4 million which was paid on December 31, 2008 to shareholders of record on December 22, 2008.

During the fourth quarter of 2007, the Company's Board of Directors declared a cash dividend of $0.04 per common share, representing $30.0 million which was paid on December 28, 2007 to shareholders of record on December 14, 2007.

During the fourth quarter of 2006, the Company's Board of Directors declared a cash dividend of $0.01 per common share, representing $7.7 million which was paid in December 2006.

Share Repurchases

Since September 2006, the Board of Directors has authorized common stock repurchases of up to $3.0 billion consisting of a $1.0 billion authorization in June 2008 ("2008 Authorization"), a $1.0 billion authorization in December 2007 ("2007 Authorization") and a $1.0 billion authorization in September 2006. Both the 2007 Authorization and the authorization in September 2006 have been fully utilized. During the years ended December 31, 2008, 2007 and 2006, 58.1 million, 34.7 million and 0.9 million shares, respectively, have been repurchased for $1,313.9 million, $726.5 million and $19.9 million, respectively, excluding commissions, at an average cost of $22.60, $20.93 and $22.78 per share, respectively. As of December 31, 2008, $939.7 million remains available under the 2008 Authorization for purchases through December 31, 2009.

During December 2007, the Company's Board of Directors adopted resolutions to retire all of its existing treasury stock, thereby restoring the status of the Company's common stock held in treasury as "authorized but unissued." The resulting impact to the Company's Consolidated Balance Sheet was the elimination of $462.0 million held in "Treasury stock" and a decrease in "Common stock" of $0.2 million and "Retained earnings" of $461.8 million. There is no change to the Company's overall equity position as a result of this retirement. All shares repurchased by the Company subsequent to this resolution will also be retired at the time such shares are reacquired.

14. Derivatives

The Company is exposed to foreign currency risk resulting from fluctuations in exchange rates, primarily the euro, and to a lesser degree the British pound, Canadian dollar, other European currencies, and the Australian dollar, related to forecasted revenues and also on settlement assets and obligations denominated in these and other currencies. Additionally, the Company is exposed to interest rate risk related to changes in market rates both prior to and subsequent to the issuance of debt. The Company uses derivatives to minimize its exposures related to adverse changes in foreign currency exchange rates and interest rates and not to engage in speculative derivative activities. Foreign currency forward contracts and interest rate swaps of varying maturities are used in these risk management activities.

The Company executes derivative financial instruments, which it designates as hedges, with established financial institutions having credit ratings of "A" or better from major rating agencies. The credit risk inherent in these agreements represents the possibility that a loss may occur from the nonperformance of a counterparty to the agreements. The Company performs a review of the credit risk of these counterparties at the inception of the hedge, on a quarterly basis and as circumstances warrant. The Company also monitors the concentration of its contracts with any individual counterparty. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements, but takes action (including termination of contracts) when doubt arises about the counterparties' ability to perform. The Company's foreign currency exposures are in liquid currencies, consequently there is minimal risk that appropriate derivatives to maintain the hedging program would not be available in the future.

The details of each designated hedging relationship are formally documented at the inception of the arrangement, including the risk management objective, hedging strategy, hedged item, specific risks being hedged, the derivative instrument, how effectiveness is being assessed and how ineffectiveness, if any, will be measured. The derivative must be highly effective in offsetting the changes in cash flows or fair value of the hedged item, and effectiveness is evaluated quarterly on a retrospective and prospective basis.

Foreign Currency Hedging

The Company's policy is to use longer-term foreign currency forward contracts, with maturities of up to three years at inception and a targeted weighted-average maturity of approximately one year at any point in time, to mitigate some of the risk that changes in foreign currency exchange rates compared to the United States dollar could have on forecasted revenues denominated in other currencies. At December 31, 2008, the Company's longer-term foreign currency forward contracts had maturities of a maximum of 24 months with a weighted average maturity of one year. The Company assesses the effectiveness of these foreign currency forward contracts based on changes in the spot rate of the affected currencies during the period of designation. Accordingly, all changes in the fair value of the hedges not considered effective or portions of the hedge that are excluded from the measure of effectiveness are recognized immediately in "Derivative (losses)/gains, net" within the Company's Consolidated Statements of Income. Differences between changes in the forward rates and spot rates, along with all changes in the fair value during periods in which the instrument was not designated as a hedge, were excluded from the measure of effectiveness. Prior to September 29, 2006, the Company did not have derivatives that qualified for hedge accounting in accordance with SFAS No. 133. As such, the effect of the changes in the fair value of these hedges prior to September 29, 2006 is included in "Derivative (losses)/gains, net." On September 29, 2006 and during the fourth quarter of 2006, the Company began entering into new derivative contracts in accordance with its revised foreign currency derivatives and hedging processes, which were designated and qualify as cash flow hedges under SFAS No. 133.

The Company also uses short duration foreign currency forward contracts, generally with maturities from a few days up to one month, to offset foreign exchange rate fluctuations on settlement assets and obligations between initiation and settlement. In addition, forward contracts, typically with maturities of less than one year, are utilized to offset foreign exchange rate fluctuations on certain foreign currency denominated cash positions. None of these contracts are designated as hedges pursuant to SFAS No. 133.

The aggregate United States dollar notional amount of foreign currency forward contracts held by the Company as of December 31, 2008 are (in millions):

Contracts not designated as hedges:	
Euro	$276.2
British pound	$34.6
Other	$26.6
Contracts designated as hedges:	
Euro	$556.3
British pound	$106.8
Canadian dollar	$101.3
Other	$75.2

Interest Rate Hedging

The Company utilizes interest rate swaps to effectively change the interest rate payments on a portion of its notes due 2011 and 2016 from fixed-rate payments to short-term LIBOR-based variable rate payments in order to manage its overall exposure to interest rates. The Company designates these derivatives as fair value hedges utilizing the short-cut method in SFAS No. 133, which permits an assumption of no ineffectiveness if certain criteria are met. The change in fair value of the interest rate swaps is offset by a change in the balance of the debt being hedged within the Company's "Borrowings" in the Consolidated Balance Sheets and interest expense has been adjusted to include the effects of payments made and received under the swaps.

At December 31, 2008 and 2007, the Company held interest rate swaps in an aggregate notional amount of $660 million and $75 million, respectively. The notional amounts outstanding at December 31, 2008 included interest rate swaps entered into by the Company to reduce the economic exposure from fluctuations in interest rates that will impact the return on pretax income the Company receives under its existing agreement with IPS (Note 7).

During the fourth quarter of 2008, the Company terminated an aggregate notional amount of $195 million of interest rate swaps. The Company received cash of $10.7 million on the termination of these swaps, the offset of which was recognized in "Borrowings" and will be reclassified as a reduction to "Interest expense" over the life of the 2011 notes.

In 2006, the Company executed forward starting interest rate swaps designated as cash flow hedges to fix the interest rate in connection with an anticipated issuance of fixed rate debt securities. The Company terminated the interest rate swaps in conjunction with the November 2006 issuance of the 2011 and 2036 Notes described in Note 15 by paying cash of approximately $18.6 million to the counterparties, resulting in ineffectiveness of $0.6 million, which was immediately recognized in "Derivative gains/(losses), net" in the Consolidated Statements of Income. The remaining $18.0 million loss on the hedges was included in "Accumulated other comprehensive loss" and is being reclassified as an increase to "Interest expense" over the life of the related notes.

Balance Sheet

The following table summarizes the fair value of derivatives reported in the Consolidated Balance Sheets as of December 31, 2008 and 2007 (in millions).

	Asset Derivatives			Liability Derivatives		
		Fair Value			Fair Value	
	Balance Sheet Location	2008	2007	Balance Sheet Location	2008	2007
Derivatives–hedges:						
Interest rate fair value hedges	Other assets	$ 48.9	$3.6	Other liabilities	$ –	$ –
Foreign currency cash flow hedges	Other assets	65.0	1.6	Other liabilities	6.7	34.7
Total		$113.9	$5.2		$ 6.7	$34.7
Derivatives–undesignated:						
Foreign currency	Other assets	$ 2.9	$2.9	Other liabilities	$ 4.1	$ 2.5
Total		$ 2.9	$2.9		$ 4.1	$ 2.5
Total derivatives		$116.8	$8.1		$10.8	$37.2

The following table summarizes the fair value of derivatives held at December 31, 2008 and their expected maturities (in millions):

	Total	2009	2010	2011	2012	2013	Thereafter
Foreign currency hedges–cash flow	$ 58.3	$40.5	$17.8	$ –	$ –	$ –	$ –
Foreign currency hedges–undesignated	(1.2)	(1.2)	–	–	–	–	–
Interest rate hedges–fair value	48.9	16.0	15.2	10.6	1.8	1.5	3.8
Total	$106.0	$55.3	$33.0	$10.6	$1.8	$1.5	$3.8

The following tables summarize the location and amount of gains and losses of derivatives in the Consolidated Statements of Income segregated by designated, qualifying SFAS No. 133 hedging instruments and those that are not, for the years ended December 31, 2008, 2007 and 2006 (in millions).

Fair Value Hedges – Gain/(Loss)

	Gain/(Loss) Recognized in Income on Derivative					Gain/(Loss) Recognized in Income on Related Hedged Item			
		Amount					Amount		
Derivatives	Location	2008	2007	2006	Hedged Items	Location	2008	2007	2006
Interest rate contracts[a]	Interest expense	$58.5	$3.6	$ –	Fixed-rate debt	Interest expense	$(54.6)	$(3.6)	$ –
Total gain/(loss)		$58.5	$3.6	$ –			$(54.6)	$(3.6)	$ –

Cash Flow Hedges – Gain/(Loss)

	Amount of Gain/(Loss) Recognized in OCI on Derivative (Effective Portion)			Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)				Gain/(Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)[b]			
					Amount				Amount		
Derivatives	2008	2007	2006	Location	2008	2007	2006	Location	2008	2007	2006
Foreign currency contracts	$82.6	$(55.9)	$(11.4)	Revenue	$(23.4)	$(29.6)	$ 1.8	Derivative (losses)/gains, net	$(9.9)	$8.7	$ 1.3
Interest rate contracts[c]	–	–	(18.0)	Interest expense	(1.7)	(1.7)	(0.2)	Derivative (losses)/gains, net	–	–	(0.6)
Total gain/(loss)	$82.6	$(55.9)	$(29.4)		$(25.1)	$(31.3)	$ 1.6		$(9.9)	$8.7	$ 0.7

Undesignated – Gain/(Loss)

	Gain/(Loss) Recognized in Income on Derivative			
		Amount		
Derivatives	Location	2008	2007	2006
Foreign currency contracts[d]	Cost of services	$13.0	$(21.1)	$(19.9)
Foreign currency contracts[e]	Derivative (losses)/gains, net	3.9	(2.9)	(22.7)
Total gain/(loss)		$16.9	$(24.0)	$(42.6)

(a) The net gain of $3.9 million in interest expense in 2008 from the fair value hedges represents the net interest received on the swaps during the year. The fair value of all future receipts and payments on the swaps are completely offset by changes in the value of the hedged debt.

(b) The portion of change in fair value of a derivative excluded from the effectiveness assessment for foreign currency forward contracts designated as cash flow hedges represents the difference between changes in forward rates and spot rates. The ineffectiveness recognized in interest rate contracts is attributable to certain forecasted debt hedges and the timing of the related debt issuance changing from original expectation.

(c) The Company incurred an $18.0 million loss on the termination of these swaps which is included in "Accumulated other comprehensive loss" and is reclassified as an increase to interest expense over the life of the related notes.

(d) The Company uses foreign currency forward contracts to offset foreign exchange rate fluctuations on settlement assets and obligations as well as certain foreign currency denominated positions.

(e) The derivative contracts used in the Company's revenue hedging program are not designated as hedges in the final month of the contract. In 2006, the loss also includes losses associated with certain foreign currency forward contracts that did not qualify as hedges under derivative accounting rules prior to September 29, 2006.

An accumulated other comprehensive pretax gain of $44.5 million related to the foreign currency forward contracts is expected to be reclassified into revenue within the next 12 months as of December 31, 2008. Approximately $1.7 million of losses on the forecasted debt issuance hedges are expected to be recognized in interest expense within the next 12 months as of December 31, 2008. No amounts have been reclassified into earnings as a result of the underlying transaction being considered probable of not occurring within the specified time period.

15. Borrowings

The Company's outstanding borrowings at December 31, 2008 and 2007 consist of the following (in millions):

	December 31, 2008		December 31, 2007	
	Carrying Value	Fair Value[d]	Carrying Value	Fair Value[d]
Due in less than one year:				
Commercial paper	$ 82.9	$ 82.9	$ 338.2	$ 338.2
Term loan	500.0	500.0	–	–
Floating rate notes, due November 2008[a]	–	–	500.0	495.2
Due in greater than one year:				
5.400% notes, net of discount, due 2011[b]	1,042.8	962.9	1,002.8	1,012.0
5.930% notes, net of discount, due 2016[c]	1,014.4	903.5	999.7	1,001.2
6.200% notes, net of discount, due 2036	497.4	391.4	497.3	473.1
Other borrowings	6.0	6.0	–	–
Total borrowings	$3,143.5	$2,846.7	$3,338.0	$3,319.7

(a) The floating rate notes were redeemed upon maturity on November 17, 2008.

(b) At December 31, 2008 and 2007, the Company held interest rate swaps related to the 5.400% notes due 2011 ("2011 Notes") with an aggregate notional amount of $550 million and $75 million, respectively. The carrying value of the 2011 Notes has been adjusted for the impact of these hedges. During the fourth quarter of 2008, the Company terminated an aggregate notional amount of $195 million of interest rate swaps. The Company received cash of $10.7 million on the termination of these swaps, the offset of which is reflected in "Borrowings" and will be reclassified as a reduction to "Interest expense" over the life of the 2011 notes. For further information regarding the interest rate swaps, refer to Note 14, "Derivatives."

(c) At December 31, 2008, the Company held an interest rate swap related to the 5.930% notes due 2016 ("2016 Notes") with an aggregate notional amount of $110 million. The carrying value of the 2016 Notes has been adjusted for the impact of these hedges. For further information regarding the interest rate swap, refer to Note 14, "Derivatives."

(d) The fair value of commercial paper approximates its carrying value due to the short-term nature of the obligations. The fair value of the term loan approximates its carrying value as it is a variable rate loan and Western Union credit spreads did not move significantly between the date of the borrowing (December 5, 2008) and December 31, 2008. The fair value of the fixed rate notes is determined by obtaining quotes from multiple, independent banks.

Exclusive of discounts and the fair value of the interest rate swaps, maturities of borrowings as of December 31, 2008 are $582.9 million in 2009, $1.0 billion in 2011 and $1.5 billion thereafter. There are no contractual maturities on borrowings during 2010 and 2012.

The Company's obligations with respect to its outstanding borrowings, as described below, rank equally.

Commercial Paper Program

On November 3, 2006, the Company established a commercial paper program pursuant to which the Company may issue unsecured commercial paper notes (the "Commercial Paper Notes") in an amount not to exceed $1.5 billion outstanding at any time. The Commercial Paper Notes may have maturities of up to 397 days from date of issuance. Interest rates for borrowings are based on market rates at the time of issuance. The Company's commercial paper borrowings at December 31, 2008 and 2007 had weighted-average interest rates of approximately 4.1% and 5.5%, respectively, and weighted-average initial terms of 27 days and 36 days, respectively.

Revolving Credit Facility

On September 27, 2006, the Company entered into a five-year unsecured revolving credit facility, which includes a $1.5 billion revolving credit facility, a $250.0 million letter of credit sub-facility and a $150.0 million swing line sub-facility (the "Revolving Credit Facility"). The Revolving Credit Facility contains certain covenants that, among other things, limit or restrict the ability of the Company and other significant subsidiaries to grant certain types of security interests, incur debt or enter into sale and leaseback transactions. The Company is also required to maintain compliance with a consolidated interest coverage ratio covenant.

On September 28, 2007, the Company entered into an amended and restated credit agreement, the primary purpose of which was to extend the maturity by one year from its original five-year $1.5 billion facility entered into in 2006. No other material changes were made in the amended and restated facility. As of December 31, 2008, the Company had $1.4 billion available to borrow, which is net of the Company's current commercial paper borrowings backed by this revolving credit facility. The revolving credit facility, which is diversified through a group of globally recognized banks, is used to provide general liquidity for the Company and to support the commercial paper program, which the Company believes enhances its short-term credit rating.

Interest due under the Revolving Credit Facility is fixed for the term of each borrowing and is payable according to the terms of that borrowing. Generally, interest is calculated using a selected LIBOR rate plus an interest rate margin of 19 basis points. A facility fee of 6 basis points on the total facility is also payable quarterly, regardless of usage. The facility fee percentage is determined based on the Company's credit rating assigned by Standard & Poor's Ratings Services ("S&P") and/or Moody's Investor Services, Inc. ("Moody's"). In addition, to the extent the aggregate outstanding borrowings under the Revolving Credit Facility exceed 50% of the related aggregate commitments, a utilization fee of 5 basis points as of December 31, 2008 based upon such ratings is payable to the lenders on the aggregate outstanding borrowings.

Term Loan

On December 5, 2008, the Company entered into a senior, unsecured, 364-day term loan in an aggregate principal amount of $500 million (the "Term Loan") with a syndicate of lenders. The Term Loan contains covenants which, among other things, limit or restrict the Company's ability to sell or transfer assets or enter into a merger or consolidate with another company, grant certain types of security interests, incur certain types of liens, impose restrictions on subsidiary dividends, enter into sale and leaseback transactions, or incur certain subsidiary level indebtedness. The Company is also required to maintain compliance with a consolidated interest coverage ratio covenant. Prepayments of loans are allowed and are required based on the cash proceeds from other indebtedness, issuance of equity, or sale of assets over $250 million.

The Term Loan allows the selection between two different respective interest rate calculations. For the current interest rate, the Company selected an interest rate calculated using the one-month LIBOR plus a 2% applicable margin (3.875% at December 31, 2008). A loan fee is also payable quarterly, beginning December 31, 2008, on the total loan (50 basis points as of December 31, 2008). The applicable margin and loan fee percentage are determined based on our credit ratings assigned by S&P and/or Moody's. A duration fee is payable 90 days and 180 days after the closing date of December 5, 2008 equal to 0.25% and 0.50%, respectively, of the loan balance on each date.

Notes

On September 29, 2006, the Company issued to First Data $1.0 billion aggregate principal amount of unsecured notes maturing on October 1, 2016 in partial consideration for the contribution by First Data to the Company of its money transfer and consumer payments businesses in connection with the Spin-off.

Interest on the 2016 Notes is payable semiannually on April 1 and October 1 each year based on a fixed per annum interest rate of 5.930%. The indenture governing the 2016 Notes contains covenants that, among other things, limit or restrict the ability of the Company and other significant subsidiaries to grant certain types of security interests, incur debt (in the case of significant subsidiaries) or enter into sale and leaseback transactions. The Company may redeem the 2016 Notes at any time prior to maturity at the applicable treasury rate plus 20 basis points.

On November 17, 2006, the Company issued $2 billion aggregate principal amount of the Company's unsecured fixed and floating rate notes, comprised of $500 million aggregate principal amount of the Company's Floating Rate Notes due 2008 (the "Floating Rate Notes"), $1 billion aggregate principal amount of 5.400% Notes due 2011 and $500 million aggregate principal amount of 6.200% Notes due 2036 (the "2036 Notes"). The Floating Rate Notes were redeemed upon maturity in November 2008.

Interest with respect to the 2011 Notes and 2036 Notes is payable semiannually on May 17 and November 17 each year based on fixed per annum interest rates of 5.400% and 6.200%, respectively. The indenture governing the 2011 Notes and 2036 Notes contains covenants that, among other things, limit or restrict the ability of the Company and other significant subsidiaries to grant certain types of security interests, incur debt (in the case of significant subsidiaries), or enter into sale and leaseback transactions. The Company may redeem the 2011 Notes and the 2036 Notes at any time prior to maturity at the applicable treasury rate plus 15 basis points and 25 basis points, respectively.

16. Stock Compensation Plans

Stock Compensation Plans

The Western Union Company 2006 Long-Term Incentive Plan

The Western Union Company 2006 Long-Term Incentive Plan ("2006 LTIP") provides for the granting of stock options, restricted stock awards and units, unrestricted stock awards, and other equity-based awards, to employees and other key individuals who perform services for the Company. A maximum of 120.0 million shares of common stock may be awarded under the 2006 LTIP, of which 37.3 million shares are available as of December 31, 2008.

Options granted under the 2006 LTIP are issued with exercise prices equal to the fair market value of Western Union common stock on the grant date, have 10-year terms, and vest over four equal annual increments beginning 12 months after the date of grant. Compensation expense related to stock options is recognized over the requisite service period. The requisite service period for stock options is the same as the vesting period, with the exception of retirement eligible employees, who have shorter requisite service periods ending when the employees become retirement eligible.

Restricted stock awards and units granted under the 2006 LTIP typically become 100% vested on the three year anniversary of the grant date. The fair value of the awards granted is measured based on the fair market value of the shares on the date of grant, and the related compensation expense is recognized over the requisite service period which is the same as the vesting period.

On September 29, 2006, the Company awarded a founders' grant of either restricted stock awards or units to certain employees who are not otherwise eligible to receive stock-based awards under the 2006 LTIP. These awards vested in two equal annual increments on the first and second anniversary of the grant date. The fair value of the awards granted was measured based on the when-issued closing price of the Company's common stock of $19.13 on the grant date and was recognized ratably over the vesting period. Included in the 3.5 million restricted stock awards and units issued under the 2006 LTIP described in the preceding paragraph, were 0.3 million restricted stock awards or units issued in connection with the founders' grant.

The Western Union Company 2006 Non-Employee Director Equity Compensation Plan

The Western Union Company 2006 non-employee director equity compensation plan ("2006 Director Plan") provides for the granting of equity-based awards to non-employee directors of the Company. Options granted under the

2006 Director Plan are issued with exercise prices equal to the fair market value of Western Union common stock at the grant date, have 10-year terms, and vest immediately. Since options and stock units under this plan vest immediately, compensation expense is recognized on the date of grant based on the fair market value of the awards when granted. Awards under the plan may be settled immediately unless the participant elects to defer the receipt of the common shares under applicable plan rules. A maximum of 1.5 million shares of common stock may be awarded under the 2006 Director Plan. As of December 31, 2008, the Company has issued 0.4 million options and 0.1 million unrestricted stock units to non-employee directors of the Company.

First Data Stock Options and Employee Stock Purchase Plan Rights

Prior to the Spin-off, Western Union participated in the First Data plans that provided for the granting of stock options to employees and other key individuals who performed services for the Company. Options granted under the First Data plans were issued with exercise prices equivalent to the fair market value of First Data common stock on the dates of grant, substantially all had 10-year terms and became exercisable in four equal annual increments beginning 12 months after the dates of grant. The requisite service period for stock options was the same as the vesting period, with the exception of retirement eligible employees who have shorter requisite service periods ending when the employees become retirement eligible. Compensation expense related to stock options was recognized over the requisite service period, except as discussed further under "Stock-Based Compensation" below for certain options granted prior to the adoption of SFAS No. 123R.

During the first quarter of 2006, First Data issued restricted stock awards or restricted stock units to certain employees which were contingent upon the achievement of certain performance criterion which were met on the date of Distribution. The awards had provisions to vest at a rate of 33% per year on the anniversary date of the grant. The fair value of the awards granted in February 2006 were measured based on the fair market value of the shares on the date of grant.

Prior to the Spin-off, employees of the Company were able to participate in a First Data instituted employee stock purchase plan ("ESPP"). Amounts accumulated through payroll deductions elected by eligible employees were used to make quarterly purchases of First Data common stock at a 15% discount from the lower of the market price at the beginning or end of the quarter. The fair value of these awards was recognized as compensation expense in the Consolidated Statements of Income for the year ended December 31, 2006 in accordance with the provisions of SFAS No. 123R. Western Union has not adopted an employee stock purchase plan.

First Data received all cash proceeds related to the exercise of stock options and ESPP shares sold by Western Union employees during all periods prior to the Spin-off.

Impact of Spin-Off to Stock-Based Awards Granted Under First Data Plans

At the time of the Spin-off, First Data converted stock options, restricted stock awards and restricted stock units (collectively, "Stock-Based Awards") of First Data stock held by Western Union and First Data employees. For Western Union employees, outstanding First Data Stock-Based Awards were converted to new Western Union Stock-Based Awards at a conversion ratio of 2.1955 Western Union Stock-Based Awards for every First Data Stock-Based Award held prior to the Spin-off. The conversion was based on the pre-distribution First Data closing price with due bills of $42.00 relative to the Western Union when-issued closing price of $19.13 on September 29, 2006. For First Data employees, each First Data Stock-Based Award held prior to the Spin-off was converted into one replacement First Data Stock-Based Award and one Western Union Stock-Based Award. The new Western Union and First Data Stock-Based Awards maintained their pre-conversion aggregate intrinsic values, and, in the case of stock options, their ratio of the exercise price per share to their fair market value per share.

All converted Stock-Based Awards, which had not vested prior to September 24, 2007, were subject to the terms and conditions applicable to the original First Data Stock-Based Awards, including change of control provisions which required full vesting upon a change of control of First Data. Accordingly, upon the completion of the acquisition of First Data on September 24, 2007 by an affiliate of Kohlberg Kravis Roberts & Co.'s ("KKR"), all of these remaining converted unvested Western Union Stock-Based Awards vested. In connection with this accelerated vesting, the Company incurred a non-cash pretax charge of $22.3 million during the year ended December 31, 2007 for such awards held by Western Union employees. Approximately one-third of this charge was recorded within "Cost of services" and two-thirds was recorded within "Selling, general and administrative expense" in the Consolidated Statements of Income. As a result of this accelerated vesting, there is no remaining unamortized compensation expense associated with such converted Stock-Based Awards.

The conversion of each stock option held by Western Union employees on the date of the Spin-off constituted a modification of those stock option awards under the provisions of SFAS No. 123R resulting in total additional stock based compensation charges of $3.4 million, of which $1.5 million and $1.9 million were recognized during the years ended December 31, 2007 and 2006, respectively.

After the Spin-off, the Company receives all cash proceeds related to the exercise of all Western Union stock options, and recognizes all stock compensation expense and retains the resulting tax benefits relating to Western Union awards held by Western Union employees. First Data recognizes all stock-based compensation expense and retains all associated tax benefits for Western Union Stock-Based Awards held by First Data employees.

Stock Option Activity

A summary of Western Union stock option activity relating to Western Union and First Data employees for the year ended December 31, 2008 is as follows (options and aggregate intrinsic value in millions):

	Year Ended December 31, 2008			
	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1,	59.4	$18.32		
Granted	3.8	21.26		
Exercised	(17.6)	16.47		
Cancelled / forfeited	(2.0)	22.72		
Outstanding at December 31,	43.6	$19.11	5.7	$6.8
Western Union options exercisable at December 31,	37.6	$18.90	5.3	$6.7

The Company received $289.7 million, $211.8 million and $80.8 million in cash proceeds related to the exercise of stock options during the years ended December 31, 2008, 2007 and 2006, respectively. Upon the exercise of stock options, shares of common stock are issued from authorized common shares. The Company maintains a share repurchase program (Note 13).

The Company's calculated pool of excess tax benefits available to absorb write-offs of deferred tax assets in subsequent periods was approximately $15.3 million as of December 31, 2008. The Company realized total tax benefits during the years ended December 31, 2008, 2007 and 2006 from stock option exercises of $13.5 million, $10.7 million and $1.9 million, respectively.

The total intrinsic value of stock options exercised during the years ended December 31, 2008, 2007 and 2006 was $134.0 million, $91.0 million and $42.1 million, respectively.

Restricted Stock Awards and Restricted Stock Units

A summary of Western Union activity for restricted stock awards and units relating to Western Union and First Data employees for the year ended December 31, 2008 is listed below (awards/units in millions):

	Year Ended December 31, 2008	
	Number Outstanding	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2008	1.0	$19.39
Granted	0.5	21.86
Vested	(0.2)	19.28
Forfeited	(0.1)	20.32
Non-vested at December 31, 2008	1.2	$20.32

Stock-Based Compensation

The following table sets forth the total impact on earnings for stock-based compensation expense recognized in the Consolidated Statements of Income resulting from stock options, restricted stock awards, restricted stock units and ESPP rights for Western Union employees for the years ended December 31, 2008, 2007 and 2006 (in millions, except per share data). Although Western Union has not adopted an employee stock purchase plan, the Company's employees were allowed to participate in First Data's ESPP prior to the Spin-off. A benefit to earnings is reflected as a positive and a reduction to earnings is reflected as a negative.

Year Ended December 31,	2008	2007	2006
Stock-based compensation expense impact on income before income taxes	$(26.3)	$(50.2)	$(30.1)
Income tax benefit from stock-based compensation expense	7.7	15.1	9.7
Net income impact	$(18.6)	$(35.1)	$(20.4)
Earnings per share:			
Basic	$(0.03)	$(0.05)	$(0.03)
Diluted	$(0.03)	$(0.05)	$(0.03)

As discussed previously, the Company incurred a pretax charge of $22.3 million during the year ended December 31, 2007 upon the completion of the acquisition of First Data on September 24, 2007 by an affiliate of KKR. Also included in stock-based compensation expense above for the year ended December 31, 2006 is $6.8 million of allocated stock-based compensation related to employees of First Data providing administrative services to the Company prior to the Spin-off. There was no stock-based compensation capitalized during the years ended December 31, 2008, 2007 and 2006.

As of December 31, 2008, there was $33.4 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested stock options which is expected to be recognized over a weighted-average period of 2.6 years, and there was $10.0 million of total unrecognized compensation cost, net of assumed forfeitures, related to non-vested restricted stock awards and restricted stock units which is expected to be recognized over a weighted-average period of 1.8 years.

Fair Value Assumptions

The Company used the following assumptions for the Black-Scholes option pricing model to determine the value of First Data stock options and ESPP rights granted to Western Union employees before the Spin-off and the value of Western Union options granted to such employees after the Spin-off.

Year Ended December 31,	2008	2007	2006
STOCK OPTIONS GRANTED (POST-SPIN GRANTS):			
Weighted-average risk-free interest rate	**3.0%**	4.5%	4.6%
Weighted-average dividend yield	**0.2%**	0.2%	0.2%
Volatility	**31.8%**	23.8%	26.4%
Expected term (in years)	**5.9**	6.2	6.6
Weighted-average fair value	**$7.57**	$7.35	$ 7.12
STOCK OPTIONS GRANTED (PRE-SPIN GRANTS):			
Weighted-average risk-free interest rate	**–**	–	4.6%
Weighted-average dividend yield	**–**	–	0.6%
Volatility	**–**	–	23.5%
Expected term (in years)	**–**	–	5
Weighted-average fair value (pre-spin)	**–**	–	$12.39
ESPP:			
Weighted-average risk-free interest rate	**–**	–	4.9%
Weighted-average dividend yield	**–**	–	0.6%
Volatility	**–**	–	23.0%
Expected term (in years)	**–**	–	0.25
Weighted-average fair value (pre-spin)	**–**	–	$ 8.94

For periods presented prior to the spin-off date of September 29, 2006, all stock-based compensation awards were made by First Data, and used First Data assumptions for volatility, dividend yield and term. Western Union assumptions, which are described in the paragraphs below, were utilized for grants made by Western Union on September 29, 2006 and subsequent thereto.

EXPECTED VOLATILITY–Expected volatility varies by group based on the expected option term. For the Company's Board of Directors and executives, the expected volatility for the 2008, 2007 and 2006 grants was 31.3%, 26.9% and 28.4%, respectively. The expected volatility for the Company's non-executive employees was 31.9%, 22.8% and 24.7% for the 2008, 2007 and 2006 grants, respectively. Beginning in 2008, Western Union used a blend of implied volatility and peer group historical volatility. The Company's peer group historical volatility was determined using companies in similar industries and/or market capitalization. The Company's implied volatility was calculated using the market price of traded options on Western Union's common stock. Prior to 2008, Western Union's volatility was determined based entirely on the calculated peer group historical volatility since there was not sufficient trading history for Western Union's common stock or traded options. Beginning in 2006, First Data used the implied volatility method for estimating expected volatility for all stock options granted and ESPP rights. First Data calculated its implied volatility using the market price of traded options on First Data's common stock.

EXPECTED DIVIDEND YIELD–The Company's expected annual dividend yield is the calculation of the annualized Western Union dividend of $0.04 per common share divided by a rolling 12 month average Western Union stock price on each respective grant date. First Data's dividend yield was the calculation of the annualized First Data dividend amount of $0.24 divided by a rolling 12 month average First Data stock price as of the most recent grant date for which First Data granted options to Western Union employees.

EXPECTED TERM–Western Union's expected term is 5.8 years for non-executive employees, and 7.5 years for the Board of Directors and executives. The Company's expected term of options was based upon, among other things, historical exercises (including the exercise history of First Data's awards), the vesting term of the Company's options, the cancellation history of the Company's employees options in First Data stock and the options' contractual term of ten years. First Data has also aggregated stock option awards into classes. For each class, the expected term is primarily based on the results of a study performed on the historical exercise and post-vesting employment termination behavior for similar grants. First Data's expected terms were as follows: 4.5 years for non-executive employees, 7 years for the Board of Directors and 7.5 years for its executives. The expected term of ESPP rights were determined to be 0.25 years as purchase rights are achieved over the course of the quarter in which the employee participated in the ESPP. Once the shares have been purchased, the employee can sell their respective shares.

RISK-FREE INTEREST RATE–The risk-free rate for stock options granted during the period is determined by using a U.S. Treasury rate for the period that coincided with the expected terms listed above.

The assumptions used to calculate the fair value of options granted will be evaluated and revised, as necessary, to reflect market conditions and the Company's historical experience and future expectations. The calculated fair value is recognized as compensation cost in the Company's financial statements over the requisite service period of the entire award. Compensation cost is recognized only for those options expected to vest, with forfeitures estimated at the date of grant and evaluated and adjusted periodically to reflect the Company's historical experience and future expectations. Any change in the forfeiture assumption will be accounted for as a change in estimate, with the cumulative effect of the change on periods previously reported being reflected in the financial statements of the period in which the change is made. In the future, as more historical data is available to calculate the volatility of Western Union stock and the actual terms Western Union employees hold options, expected volatility and expected term may change which could substantially change the grant-date fair value of future stock option awards and, ultimately, the recorded compensation expense.

17. Segments

As previously described in Note 1, the Company classifies its businesses into two reportable segments: consumer-to-consumer and consumer-to-business. Operating segments are defined by SFAS No. 131, *"Disclosures About Segments of an Enterprise and Related Information,"* as components of an enterprise which constitute businesses, about which separate financial information is available that is evaluated regularly by the Company's chief operating decision maker ("CODM") in deciding where to allocate resources and in assessing performance.

The consumer-to-consumer reporting segment is viewed as one global network where a money transfer can be sent from one location to another, anywhere in the world. The segment is now managed as two regions, primarily to coordinate agent network management and marketing activities. The CODM makes decisions regarding resource allocation and monitors performance based on specific corridors within and across these regions, but also reviews total revenue and operating profit of each region. These regions frequently interact on transactions with consumers and share processes, systems and licenses, thereby constituting one global consumer-to-consumer money transfer network. Each region and corridor also offer generally the same services distributed by the same agent network, have the same types of customers, are subject to similar regulatory requirements, are processed on the same system, and have similar economic characteristics, allowing the geographic regions to be aggregated into one reporting segment.

Consumer-to-consumer segment revenue typically increases sequentially from the first quarter to the fourth quarter each year and declines from the fourth quarter to the first quarter of the following year. This seasonal fluctuation is related to the holiday season in various countries in the fourth quarter.

All businesses that have not been classified into consumer-to-consumer or consumer-to-business are reported as "Other." These businesses primarily include the Company's money order and prepaid services businesses.

The Company's reportable segments are reviewed separately below because each reportable segment represents a strategic business unit that offers different products and serves different markets. The business segment measurements provided to, and evaluated by, the Company's CODM are computed in accordance with the following principles:

- The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.
- Corporate and other overhead is allocated to the segments primarily based on a percentage of the segments' revenue.
- Expenses incurred in connection with the development of certain new service offerings, including costs to develop mobile money transfer services, new prepaid service offerings and non-recurring costs incurred to effect the Spin-off are included in "Other."
- Restructuring and related activities of $82.9 million for the year ended December 31, 2008 have not been allocated to the segments. While these items are identifiable to the Company's segments, they are not included in the measurement of segment operating profit provided to the CODM for purposes of assessing segment performance and decision making with respect to resource allocation. For additional information on restructuring and related activities refer to Note 3.
- In connection with the change in control of First Data, the Company incurred an accelerated stock-based compensation vesting charge of $22.3 million during the year ended December 31, 2007. Of the $22.3 million charge, $18.9 million, $3.0 million and $0.4 million were allocated to the consumer-to-consumer, consumer-to-business and other segments, respectively.
- All items not included in operating income are excluded.

The following table presents the Company's reportable segment results for the years ended December 31, 2008, 2007 and 2006, respectively (in millions):

Years Ended December 31,	2008	2007	2006
Revenues:			
Consumer-to-Consumer:			
Transaction fees	**$3,532.9**	$3,286.6	$3,059.0
Foreign exchange revenue	**893.1**	769.3	652.4
Other revenues	**45.6**	37.2	33.5
	4,471.6	4,093.1	3,744.9
Consumer-to-Business:			
Transaction fees	**668.1**	665.5	593.7
Foreign exchange revenue	**3.2**	2.0	1.5
Other revenues	**48.5**	52.4	41.0
	719.8	719.9	636.2
Other:			
Transaction fees	**39.8**	37.7	43.9
Commission and other revenues	**50.8**	49.5	45.2
	90.6	87.2	89.1
Total revenues	**$5,282.0**	$4,900.2	$4,470.2
Operating income:			
Consumer-to-Consumer	**$1,222.7**	$1,078.3	$1,069.7
Consumer-to-Business	**199.4**	223.7	223.3
Other	**15.8**	20.0	18.4
Total segment operating income	**1,437.9**	$1,322.0	$1,311.4
Restructuring and related expenses	**(82.9)**	–	–
Total consolidated operating income	**$1,355.0**	$1,322.0	$1,311.4
Assets:			
Consumer-to-Consumer	**$4,305.0**	$4,734.7	$4,456.0
Consumer-to-Business	**819.5**	885.6	740.2
Other	**453.8**	163.9	124.9
Total assets	**$5,578.3**	$5,784.2	$5,321.1
Depreciation and amortization:			
Consumer-to-Consumer	**$ 111.0**	$ 98.5	$ 80.6
Consumer-to-Business	**21.1**	21.8	18.1
Other	**4.0**	3.6	4.8
Total segment depreciation and amortization	**136.1**	$ 123.9	$ 103.5
Restructuring and related expenses	**7.9**	–	–
Total depreciation and amortization	**$ 144.0**	$ 123.9	$ 103.5
Capital expenditures:			
Consumer-to-Consumer	**$ 114.8**	$ 155.7	$ 174.8
Consumer-to-Business	**30.5**	28.1	21.1
Other	**8.4**	8.3	6.4
Total capital expenditures	**$ 153.7**	$ 192.1	$ 202.3

Information concerning principal geographic areas was as follows (in millions):

Years Ended December 31,	2008	2007	2006
Revenue:			
United States	**$1,760.0**	$1,825.3	$1,889.3
International	**3,522.0**	3,074.9	2,580.9
Total	**$5,282.0**	$4,900.2	$4,470.2
Long-lived assets:			
United States	**$ 162.3**	$ 172.3	$ 157.3
International	**30.0**	28.0	18.8
Total	**$ 192.3**	$ 200.3	$ 176.1

The geographic split of revenue above has been determined based upon the country where a money transfer is initiated and the country where a money transfer is paid with revenue being split 50% between the two countries. Long-lived assets, consisting of "Property and equipment, net," are presented based upon the location of the assets.

A majority of Western Union's consumer-to-consumer transactions involve at least one non-United States location. Based on the method used to attribute revenue between countries described in the paragraph above, no individual country outside the United States accounted for more than 10% of segment revenue for the years ended December 31, 2008, 2007 and 2006. In addition, no individual agent or biller accounted for greater than 10% of consumer-to-consumer or consumer-to-business segment revenue, respectively, during these periods.

18. Subsequent Event

In February 2009, the Company entered into an agreement to acquire the money transfer business of European-based FEXCO, one of the Company's largest agents providing services in the United Kingdom, Spain, Ireland and other European countries. Prior to the acquisition, the Company holds a 24.65% interest in FEXCO Group Holdings (FEXCO Group), which is a holding company for both the money transfer business as well as various unrelated businesses. The Company will surrender its 24.65% interest in FEXCO Group and pay €123.1 million (approximately $160 million based on currency exchange rates at deal signing) as consideration for the overall money transfer business. The acquisition is expected to close in the first half of 2009, subject to regulatory approvals and satisfaction of closing conditions. The acquisition will be recognized at 100% of the fair value of the money transfer business, which will exceed the cash consideration of €123.1 million given the non-cash consideration conveyed via the sale of our interest in FEXCO Group. The fair value of the money transfer business will be determined upon closing and is subject to fluctuation due to changes in exchange rates and other valuation inputs.

19. Quarterly Financial Information (Unaudited)

Summarized quarterly results for the years ended December 31, 2008 and 2007 are as follows (in millions):

2008 by Quarter:	Q1	Q2	Q3	Q4	Year Ended December 31, 2008
Revenues	$1,265.9	$1,347.1	$1,377.4	$1,291.6	$5,282.0
Expenses[a]	956.6	1,010.9	1,002.2	957.3	3,927.0
Other expense, net	16.8	28.2	42.2	29.1	116.3
Income before income taxes	292.5	308.0	333.0	305.2	1,238.7
Provision for income taxes	85.4	76.5	92.2	65.6	319.7
Net income	$ 207.1	$ 231.5	$ 240.8	$ 239.6	$ 919.0
Earnings per share:					
Basic	$ 0.28	$ 0.31	$ 0.33	$ 0.34	$ 1.26
Diluted	$ 0.27	$ 0.31	$ 0.33	$ 0.34	$ 1.24
Weighted-average shares outstanding:					
Basic	746.7	736.5	724.9	712.5	730.1
Diluted	756.8	747.5	737.2	713.8	738.2

(a) Includes $24.2 million in the first quarter, $22.9 million in the second quarter, $3.2 million in the third quarter and $32.6 million in the fourth quarter of restructuring and related expenses. For more information, see Note 3, "Restructuring and Related Expenses."

2007 by Quarter:	Q1	Q2	Q3	Q4	Year Ended December 31, 2007
Revenues	$1,131.0	$1,202.9	$1,257.2	$1,309.1	$4,900.2
Expenses[b]	826.4	880.2	927.1	944.5	3,578.2
Other expense, net	22.5	24.5	23.2	29.4	99.6
Income before income taxes	282.1	298.2	306.9	335.2	1,222.4
Provision for income taxes	88.9	93.7	90.6	91.9	365.1
Net income	$ 193.2	$ 204.5	$ 216.3	$ 243.3	$ 857.3
Earnings per share:					
Basic	$ 0.25	$ 0.27	$ 0.29	$ 0.32	$ 1.13
Diluted	$ 0.25	$ 0.26	$ 0.28	$ 0.32	$ 1.11
Weighted-average shares outstanding:					
Basic	768.2	764.8	757.5	749.5	760.2
Diluted	783.3	779.0	767.4	761.7	772.9

(b) Includes a non-cash pretax stock compensation accelerated vesting charge of $22.3 million during the third quarter of 2007. For more information, see Note 16.

Corporate Headquarters

12500 East Belford Avenue
Englewood, CO 80112
+1-720-332-1000
+1-866-405-5012

Transfer Agent and Registrar

Stockholders with questions concerning their stock holdings or dividends, or with address changes should contact:

Wells Fargo Bank, National Association

161 North Concord Exchange
South St. Paul, MN 55075
+1-651-450-4064
+1-800-468-9716

Independent Registered Public Accounting Firm

Ernst & Young LLP
370 17th Street, Suite 3300
Denver, CO 80202

Financial Information and Reports

The company routinely sends out annual stockholder reports and press releases. To receive this information, please write the company at 12500 East Belford Avenue, Englewood, CO 80112; call +1-866-405-5012; or visit the "Investor Relations" section of our website at www.westernunion.com. A copy of the Western Union 2008 Form 10-K report to the Securities and Exchange Commission will be furnished to stockholders without charge (except charges for providing exhibits) upon written request to the company. Analysts and investors seeking additional investment information about the company can contact the Investor Relations Department at +1-866-405-5012. For more information about The Western Union Company, please visit the company on the Internet at www.westernunion.com.

Stockholders of Record

The number of stockholders of record was 4,727 as of February 13, 2009.

Dividends

The company declared and paid a cash dividend of $0.04 per common share in both the fourth quarter of 2008 and 2007.

Annual Meeting

The annual meeting of stockholders of The Western Union Company will be held at the Grand Hyatt, 1750 Welton Street, Denver, Colorado, 80202 on Wednesday, May 13, 2009, at 11:00 a.m. local time.

Trademarks, Service Marks and Trade Names

The Western Union name, logo and related trademarks and service marks, owned by Western Union Holdings, Inc., are registered and/or used in the U.S. and many foreign countries. All other trademarks, service marks, logos and trade names referenced in this material are the property of their respective owners.

Stock Prices

The Western Union Company common stock is traded on the New York Stock Exchange under the symbol "WU." The high and low prices for our common stock during 2008 and 2007 were as follows:

	Common Stock Market Price	
	High	Low
2008		
First Quarter	$24.31	$18.56
Second Quarter	26.15	19.86
Third Quarter	28.62	22.90
Fourth Quarter	24.64	10.48
2007		
First Quarter	$23.56	$20.74
Second Quarter	23.76	20.20
Third Quarter	21.69	17.96
Fourth Quarter	24.83	18.33

Performance Graph

The following graph compares the yearly percentage in cumulative total stockholders' return on our common stock since the date our "when issued" trading price was first established on September 20, 2006, with the cumulative total return over the same period for (i) the S&P 500 Index, and (ii) the Index for Standard Industry Classification ("SIC") Code 7389 comprised of 178 companies. Pursuant to rules of the Securities and Exchange Commission, the comparison assumes $100 was invested on September 20, 2006, in our common stock and in each of the indices and assumes reinvestment of dividends. Historic stock price is not indicative of future stock price performance.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG WESTERN UNION COMPANY, S&P 500 INDEX AND SIC CODE 7389 INDEX *(in dollars)*


140
130
120
110
100
90
80
70
9/06
12/06
3/07
6/07
9/07
12/07
3/08
6/08
9/08
12/08
Western Union
SIC Code Index
S&P 500 Index

Assumes $100 invested on September 20, 2006
Assumes dividends reinvested
Fiscal year ending December 31, 2008

Corporate Governance

To review the company's corporate governance guidelines, board committee charters and codes of business conduct and ethics, please visit the "Corporate Governance" section on the "Investor Relations" page of our website at www.westernunion.com.

Certifications

The company filed certifications of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits to the Western Union 2008 Form 10-K report filed with the United States Securities and Exchange Commission, and submitted to the New York Stock Exchange the CEO's annual certification regarding compliance with the NYSE's corporate governance listing standards.